FORM 6-K

1-15240

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.

July 28, 2004

JAMES HARDIE INDUSTRIES N.V.

(Exact name of Registrant as specified in its charter)

4th Level, Atrium, unit 04-07
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
(Address of principal executive offices)


SEC MAIL PROCESSING
RECEIVED
JUL 29 2004
WASH, D.C. 152 SECTION

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Not Applicable

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Safe Harbor Statement

The exhibit attached to this Form 6-K contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Report – Filed with the Australian Stock Exchange on June 28, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries N.V.

Date: July 28, 2004

By: 

Pim Vlot
Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Report – Filed with the Australian Stock Exchange on June 28, 2004







James Hardie Annual Report 04





Building on proven performance

About this year's Annual Report

This year's theme of **Performance** is relevant to the company, to the products we produce, and to the people who produce them.

The report contains: a **Performance Review** of our achievements for the financial year ended 31 March 2004; **Performance Drivers**, which we believe contribute to the company's success; and **Financial Performance**, with the company's consolidated financial statements.

The report describes the company's performance for the financial year ended 31 March 2004. In the final months of this period, the NSW Government in Australia announced a Special Commission of Inquiry into the asbestos liabilities of former group companies that manufactured using asbestos and the establishment of the Medical Research and Compensation Foundation by James Hardie in 2001. At the time of printing this report, the Commission has yet to report on its findings. It is therefore not possible, and not appropriate, for the issues raised at the Commission to be addressed in any detail in this report. The company will respond to the Commission's findings as soon as it is able to, and will communicate this information directly to shareholders.

About James Hardie

James Hardie is a leading international building materials group that produces a wide range of fibre cement building products that are used in the exterior and interior of buildings, from exterior cladding and internal lining, to fencing, bracing and decorative finishes.

Our operations span the United States, Australia, New Zealand, the Philippines and Chile. We are also establishing a presence in Europe. We employ over 3,000 people who generate revenue of more than US$900 million a year.

In every country in which we operate, our goal is to capitalise on our extensive research and development programs, our unique manufacturing technology and our differentiated products to create wealth for our shareholders, value for our customers and rewarding careers for our employees.



25%
INCREASE IN TOTAL NET SALES FROM US$783.6 MILLION TO US$981.9 MILLION



50%
INCREASE IN OPERATING PROFIT[1] FROM US$83.5 MILLION TO US$125.3 MILLION

All results are from continuing operations, unless otherwise stated.

Last year, we focussed on the high growth we achieve from our unique technology.

This year's report reviews the performance of our business, and the performance of the people and products that contributed to the results we have achieved. It describes our on-going passion for developing new and better-performing products for customers in different geographic markets.

We will continue to use our unique technology to create advanced building materials that offer improved performance over existing materials. At the same time, we are committed to:

- keeping our people safe;
- developing our most talented people to create the next generation of managers;
- being useful, productive contributors to the communities in which we operate; and
- operating in a way that reflects the highest possible standards of corporate governance.

These results have been achieved by people committed to performing at the highest levels, to achieve the best results for themselves, the company and our shareholders.

34% INCREASE IN EBIT[1] FROM US$128.8 MILLION TO US$172.2 MILLION

50% INCREASE IN EARNINGS PER SHARE FROM US18.3 CENTS TO US27.4 CENTS

1. See **Definitions** in Management's Discussion and Analysis on page 47



James Hardie fibre cement building materials are resistant to wind-borne salt or pollution and require minimal maintenance.

Demand for our products in the United States continues to grow strongly, significantly outpacing the rate of housing construction growth.

Highlights

(Millions of US dollars)	2004	2003	% Change
Net sales			
USA Fibre Cement	**$ 738.6**	$ 599.7	23
Asia Pacific Fibre Cement	**219.8**	174.3	26
Other Fibre Cement	**23.5**	9.6	145
Total net sales	**981.9**	783.6	25
Net sales	**$ 981.9**	$ 783.6	25
Cost of goods sold	**(623.0)**	(492.8)	26
Gross profit	**358.9**	290.8	23
Selling, general and administrative expenses	**(162.0)**	(144.9)	12
Research and development expenses	**(22.6)**	(18.1)	25
Other operating (expenses) income	**(2.1)**	1.0	–
EBIT[1]	**172.2**	128.8	34
Net interest expense	**(10.0)**	(19.9)	(50)
Other income, net	**3.5**	0.7	–
Operating profit from continuing operations before income taxes[1]	**165.7**	109.6	51
Income tax expense	**(40.4)**	(26.1)	55
Operating profit from continuing operations[1]	**$ 125.3**	$ 83.5	50
Net operating profit including discontinued operations[1]	**$ 129.6**	$ 170.5	(24)
Effective tax rate from continuing operations	**24.4%**	23.8%	
Volume (mmsf[1])			
USA Fibre Cement	**1,519.9**	1,273.6	19
Asia Pacific Fibre Cement	**402.1**	368.3	9
Average net sales price per unit (per msf[1])			
USA Fibre Cement	**US$ 486**	US$ 471	3
Asia Pacific Fibre Cement	**A$ 788**	A$ 843	(7)



498.0
526.3
591.7
783.6
981.9
00 01 02 03 04

Net Sales (Millions of US dollars)



23.7
29.5
27.3
125.3
00 01 02 03 04

Operating Profit (Millions of US dollars)



58.8
40.5
46.8
128.8
172.2
00 01 02 03 04

EBIT[1] (Millions of US dollars)



11.8
7.7
7.9
17.5

EBIT Margin[1] (%)

1 See Definitions in Management's Discussion and Analysis on page 47

Water

James Hardie fibre cement building materials are resistant to permanent water damage, to rotting and to warping.

The increased dividend reflects our confidence in the strong growth potential of our fibre cement business.



Highlights *(continued)*

- Total net sales increased 25%, from US$783.6 million to US$981.9 million.
- Gross profit increased 23% from US$290.8 million to US$358.9 million due to improvements in all our major businesses.
- The gross profit margin decreased 0.5 of a percentage point to 36.6%.
- EBIT[1] increased 34% from US$128.8 million to US$172.2 million.
- The EBIT margin[1] increased 1.1 percentage points to 17.5%.
- Operating profit from continuing operations[1] increased by 50% or US$41.8 million, to US$125.3 million for the year ended 31 March 2004.
- Net operating profit including discontinued operations[1] was down in the full year because the prior year number included a profit of US$84.0 million related primarily to the sale of our former Gypsum business assets.
- Basic earnings per share from continuing operations increased 50% for the full year, from US 18.3 cents to US 27.4 cents.
- The Board has declared a dividend of US 3.0 cents per share, an increase of US 0.5 cents on last year's dividend.
- Shareholders received a capital return of US 15.0 cents per share in November 2003.

Gearing[2] (%)


48.8
56.1
44.7
21.4
17.0
00 01 02 03 04

Net Interest Cover (times)


17.2
00 01 02 03 04

Adjusted EBITDA[1] (Millions of US dollars)


79.6
68.6
70.3
156.2
208.6
00 01 02 03 04

Adjusted EBITDA before restructuring and other operating expenses (income)[1] (Millions of US dollars)


83.7
76.6
155.2
210.7

1 See Definitions in Management's Discussion and Analysis on page 47
2 Borrowings less cash (net debt) divided by net debt plus shareholders' equity

James Hardie fibre cement building materials are rated as non-combustible and are used as components of fire rated walling systems.

Our Asia Pacific businesses in Australia, New Zealand and the Philippines continued to increase sales volume.









Highlights *(continued)*

USA

- Net sales increased 23% from US$599.7 million to US$738.6 million.
- Sales volume increased 19% from 1,273.6 million square feet to 1,519.9 million square feet.
- Gross profit increased 24% and the gross profit margin increased 0.2 of a percentage point.
- EBIT[1] increased 26% from US$155.1 million to US$195.6 million.
- EBIT margin[1] increased 0.6 of a percentage point to 26.5%.
- Average net selling price increased 3%, from US$471 per thousand square feet to US$486 per thousand square feet.

For more information about USA Fibre Cement, see pages 16–19.

Asia Pacific

- Sales volume increased 9% from 368.3 million square feet to 402.1 million square feet.
- Gross profit increased 19% and the gross profit margin decreased 2.1 percentage points.
- EBIT[1] increased 38% from US$27.3 million to US$37.6 million.
- EBIT margin[1] increased 1.4 percentage points to 17.1%.
- Net sales increased 2% in A$.
- We upgraded the manufacturing plant at Rosehill, Sydney.

For more information about Asia Pacific Fibre Cement, see pages 20–21.

Other businesses

- Net sales increased 145% from US$9.6 million to US$23.5 million.
- In Chile, net sales increased 167% over the prior year, due to a 103% increase in sales volume and a higher average net selling price.
- Our USA Hardie® Pipe business increased net sales by 95% compared to the prior year.
- Our Europe Fibre Cement business commenced operations during the year in the United Kingdom and France.
- In June 2003, we commissioned our pilot roofing plant at Fontana, California. The first commercial sales of our Artisan® Roofing product were made in Southern California in the second half of the current fiscal year.

For more information about our Other Fibre Cement businesses, see pages 22–24.

Diluted Earnings Per Share (US cents)



5.8
7.2
6.2
18.2
27.2
00 01 02 03 04

Dividends Paid Per Share (US cents)



10.3
10.4
4.6
7.5
5.0
00 01 02 03 04

Return on Shareholders Funds (%)



58.1
14.7
8.9
42.3
27.6
00 01 02 03 04

Capital Expenditure[2] (Millions of US dollars)



44.1
114.7
50.8
90.2
74.1
00 01 02 03 04

Capital Returns Paid Per Share (US cents)



Nil
Nil
5.0
20.0
15.0
00 01 02 03 04

Return on Capital Employed (%)



13.8
8.5
8.4
20.9
23.4
00 01 02 03 04

1 See **Definitions** in Management's Discussion and Analysis on page 47
2 Capital expenditure includes both cash and credit purchases and therefore differs from the Consolidated Statements of Cash Flows. See Note 20 to Consolidated Financial Statements on page 98

Chairman's Report

Having regard to recent events, it is difficult to write this year's report summarising key events for the company.

In reviewing the performance of the company to the end of March this year, I can report on another good year of increasing sales and profits.

However, news of our operating success comes against the background of the New South Wales Government's Special Commission of Inquiry, announced in February and sitting since the end of the financial year.

The Commission began taking evidence in April, reviewing matters related to the asbestos liabilities of former subsidiaries of James Hardie and the company's role in establishing the Medical Research and Compensation Foundation to manage these.

The company has co-operated fully with the Commission. I and several of our key managers and advisers have given evidence. Many of you will have seen media coverage of cross-examinations and other issues related to the Commission. I can assure you that I, and my fellow directors, are extremely concerned about issues that are being reported. We are also aware that it would be inappropriate to comment on the Commission during its hearings and before the Commissioner issues his report. Rather, our approach has been to let the Commission run its course, and provide comment only when it is appropriate to do so.

Around the time this Annual Report is being issued, we will be presenting submissions in response to issues identified by the Commission. The Commission is currently expected to report to the NSW Government in September 2004. Once we are in a position to understand the findings, we will be able to respond. As has always been the case, we reaffirm our commitment to keep shareholders fully informed, at the earliest possible opportunity and using the most effective means.









That is for the future. I now turn to the operating and financial performance for the year on which we are reporting. This is discussed in considerable detail in other sections of the report. I encourage you to read these pages to understand the basis of our success to date, and our belief in the future performance potential of the business. All key indicators grew strongly and operating profit was up 50% over the full year. All the business units showed good or improving results. We materially exceeded all our key long-term targets across the business, with 25% revenue growth, an 18% EBIT to sales ratio, and a 23% return on capital employed.

This company has directors from Australia, the United States and Europe. We seek to ensure we have the right people in place for the challenges of the future. An important part of the Board's function is to ensure that directors, and the Board as a whole, are contributing and performing to achieve the best possible outcomes for shareholders.

To this end, this year the Board and individual directors underwent an external review that has much in common with the performance reviews experienced by all those who work for the company. The review was carried out by an independent, external consultant. It covered the relative strengths and weaknesses of the Board compared to other Boards, as well as Board composition and structure, director performance, relations with management and Board renewal and succession planning. I am pleased to report that the reviewer reported favourably on all aspects of procedures and performance.

During the year, we appointed John D Barr to the Board. John is a United States citizen who has more than 30 years' management experience in the North American industrial sector. He has wide-ranging corporate and operating experience and has outstanding credentials as a builder of businesses that can sustain good performance. John will be standing for election at this year's Annual General Meeting.

The Board has recommended a dividend increase of one-half of a US cent, or 20%, to US$0.03 per share for the final dividend payment from this past year's earnings. We are committed to efficient capital management and will continue to evaluate the best way to provide value to shareholders.



Alan McGregor AO
Chairman

ANOTHER GOOD YEAR OF INCREASING SALES AND PROFITS



"In conclusion, I would like to thank our management and employees for their enthusiastic and hardworking contribution to the excellent results that have been achieved."

OUR BELIEF IN THE FUTURE PERFORMANCE POTENTIAL OF THE BUSINESS

ALL THE BUSINESS UNITS SHOWED GOOD OR IMPROVING RESULTS

WE MATERIALLY EXCEEDED ALL OUR KEY LONG-TERM TARGETS ACROSS THE BUSINESS

CEO's Report

The theme of this year's report is performance, and I am pleased to report on the details of the company's performance for the year to 31 March 2004.

USA Fibre Cement

Our USA Fibre Cement business continued its outstanding performance, finishing the year with increases in net sales of 23% and EBIT of 26%. One of the most pleasing features of our performance was the growth in demand for fibre cement. We differentiate between growth that occurs because of market movements, and growth that occurs via penetration into established markets. Over the course of the year, we grew our sales volumes by around 245 million standard feet (or 19%). Around 155 million standard feet, or two-thirds of that growth, was via penetration into established markets rather than market growth. Growth through penetration has been the predominant form of growth for many years and reduces our exposure to cyclical movements in our end-markets.

During the year we began constructing our plant in Reno, Nevada, with 300 million square foot annual design capacity. The Reno plant will supply rapidly-growing demand in the west coast region of the United States.

We continue to invest in people and infrastructure to support further growth. Over the year, we added a significant number of employees, with a strong bias in those additions towards sales and marketing roles. Through activities such as this, we are building a strong foundation for future growth.

Our average net selling price improved 3% on the prior year and sales of more differentiated and higher-priced products continued to grow well. Longer-term, we expect modest, average net selling price improvement to continue as sales of higher-priced products grow at a faster rate than that of our more established products.

We continue to achieve very strong EBIT performance improvement and our EBIT margin continues to be in a range well above our 20% long-term target for the USA Fibre Cement business.

Our USA Fibre Cement business strategy is unchanged. We seek to:

- Aggressively grow the market for fibre cement;
- Grow our overall market position, while defending our share in existing market segments;
- Offer products with superior value to those of our competitors, introducing differentiated products to reduce direct price competition.

This has been, and we believe will continue to be, a very successful strategy, which is achieving strong growth and strong returns for the company.





Asia Pacific Fibre Cement
Our Asia Pacific Fibre Cement business recorded very solid performance, with net sales up 2% in Australian dollars and 26% in US dollars, sales volumes up 9%, and EBIT up 12% in Australian dollars and up 38% in US dollars. Our strategy in Asia Pacific remains intact, because it is delivering solid performance and growth in markets that do not have high levels of underlying growth. We enjoyed a significant positive exchange rate impact when translating Australia and New Zealand results to US dollars.

Chile Fibre Cement
Chile delivered a strong performance, for what is still a relatively small business for us, with net sales up 139% in local currency and a full-year EBIT positive result. We achieved strong penetration into a market that enjoyed a lift in domestic construction activity.

Hardie® Pipe
Our USA Hardie® Pipe business achieved very strong net sales growth, up 95%, as we continued to penetrate markets in Florida, and customers continued to choose our fibre cement pipe over competing products. We are improving performance in our pipes production plant, but costs are not yet at the required levels. Average net selling prices improved slightly towards the end of the year, but are still low and further price improvement is required. We made an EBIT loss in the USA Hardie® Pipe business.

Europe Fibre Cement
In Europe, our business has just completed its first year since start up. It is very early days, but we have made acceptable progress. A weaker US dollar is aiding our import costs.

Artisan® Roofing
Our Artisan® Roofing business is making good progress refining the manufacturing process in the pilot plant in Fontana, California. Trial installations have been successful and we believe end-market interest in the product is strong.

Research and Development
Research and Development continues to be one of the key investments we make in our business and it is the key driver of our long-term growth and our ability to sustain a competitive advantage. R&D gives us the highest return that we get from any discretionary expenditure. Over the year, we spent US$17.6 million in our core and administrative R&D activities and US$8.5 million in product development in our business units, taking our total spend for the year to US$26.1 million, an increase of around 25% over the prior year.



Peter Macdonald
Chief Executive Officer

OUR USA FIBRE CEMENT BUSINESS CONTINUED ITS OUTSTANDING PERFORMANCE



"We have good growth momentum into the new financial year and the prospects for good growth and superior performance for fibre cement over the upcoming year are encouraging."

GROWTH THROUGH PENETRATION HAS BEEN THE PREDOMINANT FORM OF GROWTH

WE CONTINUE TO INVEST IN PEOPLE AND INFRASTRUCTURE TO SUPPORT FURTHER GROWTH

R&D GIVES US THE HIGHEST RETURN THAT WE GET FROM ANY DISCRETIONARY EXPENDITURE

CFO's Report

Currency of Borrowings	As at 31 March	
(Millions of US dollars)	**2004**	2003
Borrowings		
USD	**165.0**	165.0
Other	**10.8**	8.8
Total Borrowings	**175.8**	173.8
Deposits		
AUD	**3.6**	1.4
USD	**61.9**	49.3
NZD	**1.2**	0.2
PHP	**2.6**	2.7
Other	**3.0**	1.0
Total Deposits	**72.3**	54.6
Net Borrowings	**103.5**	119.2

Capital Expenditure[3]	As at 31 March	
(Millions of US dollars)	**2004**	2003
USA Fibre Cement	**56.2**	81.0
Asia Pacific Fibre Cement	**8.4**	6.6
Other Fibre Cement	**9.5**	2.5
Corporate	**-**	0.1
Continuing Operations	**74.1**	90.2

Exchange Rates (US$1=A$)

Weighted Average	**2004**	2003
AUD	**1.4419**	1.7809
NZD	**1.6361**	2.0316
Closing Spot		
AUD	**1.3156**	1.6559
NZD	**1.5083**	1.8060

Debt Maturity Profile

(Millions of US dollars)	**2004**	2003
Less than one year	**28.4**	8.8
1-2 years	**25.7**	17.6
2-3 years	**27.1**	25.7
3-4 years	**8.1**	27.1
4-5 years	**46.2**	8.1
Greater than 5 years	**40.3**	86.5
Total Borrowings	**175.8**	173.8

Gross Capital Employed

(Millions of US dollars)	**2004**	2003
Fixed assets	**567.1**	520.0
Inventories	**103.2**	74.0
Receivables/prepayments	**133.3**	98.1
Investments	**3.7**	6.0
Other	**17.1**	3.5
Creditors	**(87.2)**	(81.4)
Gross capital employed	**737.2**	620.2


Depreciation and Amortisation (Millions of US dollars)
20.8 20.6 23.5 27.4 36.4
00 01 02 03 04
Working Capital to Net Sales (%)
28.3 12.6 15.2 19.9 20.0
00 01 02 03 04
Long-term debt prepayment penalty
Net Interest Expense (Millions of US dollars)
20.5 13.2 16.0 9.9 19.9 10.0 10.0
00 01 02 03 04
Effective Income Tax Rate (%)
35.4 (2.1) 10.2 23.8 24.4
00 01 02 03 04
Income Tax Expense (Benefit) (Millions of US dollars)
13.0 (0.6) 3.1 26.1 40.4
00 01 02 03 04

The financial year ended 31 March 2004 was another strong year for James Hardie, with sales up 25%, EBIT[1] up 34%, and operating profit[1] up 50%. These results are described in detail in Management's Discussion and Analysis, on pages 46–54.

EBIT[1] for USA Fibre Cement for the last quarter of the year was affected by increased pulp costs and Selling, General and Administrative expenses as we added more people to facilitate growth. Full-year EBIT[1] for USA Fibre Cement was US$195.6 million, and for Asia Pacific was US$37.6 million.

Chile was EBIT[1] positive for the full year, and we continued to spend on Research and Development, up 25% to US$22.6 million.

Our corporate costs were in line with guidance, although there were some expenses in the last quarter of the fiscal year associated with our involvement in the Special Commission of Inquiry. We expect these costs to continue at approximately US$1.0 million per month while we are involved with the Commission.

Interest expense decreased by 53%, almost entirely due to a US$9.9 million long-term debt prepayment penalty incurred in December 2002. While we are spending significant amounts on capital expenditures, we continue to have surplus cash on deposit.

The effective income tax rate came in slightly below 25%. We expect the effective tax rate to be in the 25% to 30% range for fiscal year 2005.

Adjusted EBITDA[1] shows a continuing strong performance, with a 34% increase to US$208.6 million.

We invested heavily in capital expenditure projects during the year. The majority of the US$74.1 million was spent in the United States, and a significant portion was on growth projects including: the pre-finishing and trim line in Peru, Illinois; the Blandon, Pennsylvania upgrade; the new factory in Reno, Nevada; and a second line at Waxahachie, Texas.

In Asia Pacific, we upgraded the Rosehill, Sydney plant. In the Other segments, the major spending was on the completion of the roofing plant in California and the paint line in England for our European business.

Our key performance ratios for the year show:

- An increase in basic Earnings per Share from continuing operations from US 18.3 cents to US 27.4 cents;
- A Return on Shareholders' Funds of 27.6%. This is down from last year's result of 42.3%, because that result included the one-time gain on sale of our Gypsum business and gypsum mine land in fiscal year 2003;
- A rise in Return on Capital Employed, from 20.9% to 23.4%;
- A rise in EBIT margin[1] from 16.4% to 17.5%;
- Our gearing ratio[2] decreased from 21.4% to 17.0%; and
- Our net interest cover improved from 6.5 times to 17.2 times.



Phillip Morley
Chief Financial Officer

ANOTHER STRONG YEAR



"All these ratios remain very strong, and they are a good indication of the company's strong financial performance and sound financial condition."

WE CONTINUED TO SPEND ON R&D

EARNINGS PER SHARE INCREASED

WE CONTINUED TO INVEST IN CAPITAL EXPENDITURE PROJECTS

1 See **Definitions** in Management's Discussion and Analysis on page 47
2 Borrowings less cash (net debt) divided by net debt plus shareholders' equity
3 Capital expenditure includes both cash and credit purchases and therefore differs from the Consolidated Statements of Cash Flows. See Note 20 to the Consolidated Financial Statements on page 98

Summary of Operations

USA Fibre Cement

Results

- Net sales increased 23% from US$599.7 million to US$738.6 million.
- Sales volume increased 19%, from 1,273.6 million square feet to 1,519.9 million square feet.
- Average net selling price increased 3% compared to the previous year, from US$471 per thousand square feet to US$486 per thousand square feet.
- Gross profit increased 24% and the gross profit margin increased 0.2 of a percentage point.
- EBIT[1] increased 26% from US$155.1 million to US$195.6 million.
- EBIT margin[1] increased 0.6 of a percentage point to 26.5%.

Highlights

- We started construction of our new 300 million square foot annual design capacity green-field fibre cement plant in Reno, Nevada.
- We lifted our share of the interior cement board market as our Hardibacker 500™ 1/2" backerboard further penetrated its target market.



HARDIPLANK® LAP SIDING, USA

- We continued the ramp-up of recently upgraded capacity at the Blandon, Pennsylvania and Waxahachie, Texas plants, as well as our new proprietary ColorPlus™ pre-finishing line at the Peru, Illinois plant.
- We recorded strong growth in sales of higher-priced, differentiated products such as Harditrim® XLD™ planks, the ColorPlus™ Collection of pre-painted siding, vented soffits and Heritage® panels.

For more information about USA Fibre Cement, see pages 16–19.

Australia and New Zealand Fibre Cement

Results

- Net sales increased 25% from US$156.3 million to US$195.5 million. In Australian dollars, net sales increased 1%, due to a 1% increase in sales volume from 298.7 million square feet to 303.0 million square feet. The average net selling price was flat compared to the previous year.
- EBIT[1] increased 30% from US$27.2 million to US$35.4 million primarily due to favourable foreign exchange rate differences. In Australian dollars, EBIT[1] increased 5%.
- The EBIT margin[1] was 0.7 of a percentage point higher, at 18.1%.

Highlights

- In Australia, we launched the ExoTec™ Facade Panel for commercial applications.
- We updated the Artista™ Columns product range.
- A new Australian standard for FRC™ pipes was released, formally acknowledging the exceptional performance of FRC™ pipes.



ARTISTA™ COLUMNS, AUSTRALIA

- In New Zealand the Linea® weatherboard cladding and trim product range continued to generate strong demand from all sectors of the residential market. Sales of commercial products were also up strongly.

For more information about Australia and New Zealand Fibre Cement, see pages 20–21.

Philippines Fibre Cement

Results

- Net sales increased 34% from US$18.0 million to US$24.2 million. In local currency, net sales increased 41%.
- Sales volume increased 42% compared to the prior year, from 69.7 million square feet to 99.1 million square feet, partly offset by a lower average net selling price.
- The average selling price decreased 1% compared to the prior year due to a less favourable product mix between domestic and export sales.
- The business recorded a US$2.2 million EBIT[1] for the year, compared to a US$0.1 million EBIT[1] for the prior year.

Highlights

- We strengthened demand for our products by improving our market penetration in the Philippines and further developing export markets.
- We continued to take market share from plywood, the main competing product.



HARDIFLEX® LITE, PHILIPPINES

- We launched a shorter and lighter version of our HardiSenepa® fascia board that customers can find more readily because it is easier for hardware stores to stock.
- We completed a design competition that successfully increased awareness of our HardiPlank® Siding amongst the Philippines' residential and commercial architects.

For more information about Philippines Fibre Cement, see pages 20–21.

Chile Fibre Cement

Results

- Net sales increased 167% compared to the prior year.
- Sales volume increased by 103%.
- Average net selling price was higher.
- The business recorded its first full year positive EBIT[1] since commencing commercial production in 2001.

Highlights

- Our Chilean operation continued to increase its penetration of the local market in line with its targets.
- We believe that we have now captured just over 20% of the Chilean flat sheet market.
- Export contracts allowed the plant to ramp up to full production.
- We continued to invest in value-added areas, such as technical support and training, to increase demand for our products amongst builders and small hardware stores.
- We increased sales of our higher-value, specialty products.

Hardie® Pipe

Results

- Net sales increased 95% compared to the prior year due to a 95% increase in sales volume.
- The average net selling price was flat.
- Despite continued strong volume growth and improved manufacturing performance, our USA Hardie® Pipe business incurred an operating loss for the year due to low prices and higher than targeted unit costs.

Highlights

- Market acceptance of our fibre cement pipes continued to grow strongly and we further increased our share of the market for our targeted diameter range of drainage pipes in Florida.
- The manufacturing performance of the plant continued to improve during the year, reducing costs and increasing output, particularly of the larger diameter pipes. Despite this, manufacturing costs remain higher than our targets.
- The competitive response to our entry into the south-east market remains intense.

Artisan® Roofing

Highlights

- In June 2003, we commissioned our pilot roofing plant at Fontana, California to test our proprietary manufacturing technology and to provide product for market testing in Southern California.
- Plant testing and manufacturing trials commenced during the current fiscal year and the first on-site installations of the new roofing product were completed.
- The first commercial sales of our Artisan® Roofing product were made in the second half of the current year.
- Further sales are expected in the first quarter of fiscal year 2005.
- Within our targeted market there is strong interest in our roofing products.

For more information about our Artisan® Roofing operation, see page 24.



HARDISIDING® PLANKS, CHILE



HARDIE® PIPE, USA



ARTISAN® ROOFING, USA

For more information about Chile Fibre Cement, see page 22.

For more information about Hardie® Pipe, see page 23.

Europe Fibre Cement

Results

- Sales of Hardibacker® backerboard and our pre-painted siding products are in line with our expectations.
- The business incurred an operating loss, as expected.

Highlights

- Our Europe Fibre Cement business commenced operations during the current fiscal year.

For more information about our Europe Fibre Cement business, see page 24.

1 See **Definitions** in Management's Discussion and Analysis on page 47

USA Fibre Cement

(Millions of US dollars)	**2004**	2003	2002	2001	2000
Net sales	**738.6**	599.7	444.8	373.0	310.5
EBIT[1]	**195.6**	155.1	85.8	73.5	72.3
Total identifiable assets	**554.9**	492.2	420.3	336.8	263.6
Volumes (mmsf[1])	**1,519.9**	1,273.6	988.5	852.3	724.9
Average net selling price (per msf[1])	**US$ 486**	US$ 471	US$ 450	US$ 438	US$ 428
EBIT Margin[1] %	**26.5**	25.9	19.3	19.7	23.3
Employees	**1,722**	1,500	1,177	1,140	858

Our business

We are one of America's leading siding companies, and North America's largest siding manufacturer. Our products are primarily used for the exterior cladding and interior linings of residential homes.

When we started our siding business over a decade ago, we targeted southern markets, where our products' superior durability offered considerable performance advantages over traditional wood-based siding products. These are now our Established Markets. In the last four years, we have stepped up our marketing efforts in the Emerging Markets in the northern region of the country. These markets have traditionally been dominated by vinyl and they offer us significant growth opportunities.

Our Hardibacker® tile backerboard has also experienced significant growth and holds a large share of the market.

Our operational headquarters are in Mission Viejo, California, and we have eight manufacturing plants: in California, Texas (two), Florida, Washington, Illinois, Pennsylvania, and South Carolina. Work is underway to construct a ninth plant in Reno, Nevada. We also have a Research and Development Centre at the California plant.


23%
INCREASE IN NET SALES FOR USA FIBRE CEMENT



Our strategy

Our strategy is to grow the overall fibre cement market and secure our position as market leader, while defending our share in existing market segments.

We will achieve this by using our superior technology and manufacturing capability to develop new and differentiated building products and systems that give our customers superior value.

We will manage our distribution to have efficient access to all customers, and will continue to reduce our delivered cost.

To achieve our goals, we will continue to recruit from a wide range of related industries and at all levels of the organisation, and we regularly fast-track high-potential people.

Trading conditions

Residential housing activity remained healthy during the year, buoyed by low mortgage rates, low inventory levels of new homes for sale, strong house prices, and a recovering domestic economy.

Market position & opportunity

- We estimate that we currently hold approximately 11% of the approximately 12 billion square foot per year USA exteriors market, and have a long-term target of 35-40%.
- We initially took market share from wood-based siding products and more recently from vinyl, which offers a significant growth opportunity.
- Expanding from our early focus on new construction and planks, we now have an exterior products portfolio that contains a full-wrap exterior bundle (siding, trim and soffits).
- Additionally, we have identified significant opportunity for growth in the Repair & Remodel and Factory Built segments.
- Our Established Markets account for approximately 75% of our exterior products sales and we are targeting 7-15% growth here.
- There is an Emerging Market opportunity in the Northeast and Midwestern states. We are targeting a higher growth rate in this region through increased consumer awareness, field sales and partner programs with builders.
- Fibre cement is estimated to have 25-30% of the USA Interior Cement Board market. We are the category leader in the 1/4" backer market, and see considerable growth opportunities for our 1/2" G2 Hardibacker® tile backerboard.

James Hardie Exterior Products Regional Sales Mix (%)


75%
Established markets
25%
Emerging Markets

James Hardie Sales Mix
(% New Construction and R&R)


25% Repair and Remodel
75% New Construction

USA Interior Cement Board Market
(Billion square feet)


25-30%
James Hardie
70-75%
Other

USA Exterior Products Market
(Billion square feet)


11%
James Hardie
89% Other
Other includes:
Vinyl
Aluminium/Steel
Hardboard
OSB
Plywood
Cedar
Masonry
Stucco
Brick

Note: All market and market share figures are management estimates and cannot be precisely measured.

1 See **Definitions** in Management's Discussion and Analysis on page 47

Major achievements

During the year, we:

- Completed the upgrade and began ramping-up our Blandon, Pennsylvania plant. The upgrade increased design capacity of the plant from 120 to 200 million square feet.
- Completed the upgrade and began ramping-up our 160 million square foot panel production line at our Waxahachie, Texas plant.
- Commissioned and commenced ramping-up our new proprietary pre-finishing line at our Peru, Illinois plant. We expect this to significantly reduce painting costs for our ColorPlus™ Collection of exterior siding, and help accelerate our market penetration in the northern region.
- Commenced construction of a new 160 million square feet trim line at our Peru, Illinois plant. We expect this to be completed around the end of calendar 2004.
- Started construction of our new 300 million square foot green-field fibre cement plant in Reno, Nevada. The plant will allow us to meet rapidly growing demand on the west coast of the USA, with faster, and lower-cost delivery of products.
- Significantly increased our sales and marketing staff, including more than a 50% increase in our retail team to work with major retailers; creating new positions to support the repair and remodel market; and adding a specialised sales force to support the roll-out of our new 4' x 8' fibre cement wall panel with G2 Technology™.


3%
INCREASE IN USA FIBRE CEMENT AVERAGE NET SELLING PRICE

USA Fibre Cement Top Line Growth versus USA Housing Starts


Sales Volume / Starts (000s)
2000
1800
1600
1400
1200
1000
800
600
400
200
$750
$625
$500
$375
$250
$125
$0
Revenue
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04
Sales Volume (mmsf1) Starts (12 month average) Revenue ($)

- Invested US$2.8 million to double the size of our Research and Development Centre in California, providing new laboratories and workspace for scientific, engineering, manufacturing and logistics personnel.
- Won a 2004 American Building Product Award from HOME Magazine for our Harditrim® XLD™.
- Continued to significantly grow the market share for our 1/4" Hardibacker® tile backerboard for floors.
- Grew sales of our proprietary 1/2" Hardibacker® G2 tile backerboard.

Outlook

Housing construction in North America continues to be buoyed by low interest rates and strong house prices and the short-term outlook remains positive with indicators of future activity including housing starts, permits and builder confidence all at high levels.

Despite expectations of higher interest rates later in the year, the fundamental drivers of housing demand continue to look positive. The USA domestic economy is strengthening and demographic factors such as immigration, internal migration and household formation all suggest healthy levels of housing demand over the medium to longer-term.

Our North American business is expected to generate further top-line and market share growth as it continues to penetrate its exterior and interior product categories across its Established and Emerging Markets.


26%
INCREASE IN USA FIBRE CEMENT EBIT[1]

USA Fibre Cement Average Net Selling Price (US dollars/msf[1])


428
438
450
471
486
00 01 02 03 04

USA Fibre Cement EBIT Margin[1] (%)


23.3
19.7
19.3
22.1[2]
25.9
26.5
00 01 02 03 04

USA Fibre Cement EBIT[1] (Millions of US dollars)


72.3
73.5
85.8
98.4[2]
155.1
195.6
00 01 02 03 04

1 See **Definitions** in Management's Discussion and Analysis on page 47
2 Before restructuring and other operating (expense) income

Asia Pacific Fibre Cement

(Millions of US dollars)	**2004**	2003	2002	2001	2000
Net sales	**219.8**	174.3	141.7	152.0	185.5
EBIT[1]	**37.6**	27.3	20.9	3.6	18.1
Total identifiable assets	**175.9**	147.9	141.4	135.0	173.1
Volumes (mmsf[1])	**402.1**	368.3	320.7	318.9	333.8
Average selling price (per msf[1])	**A$ 788**	A$ 843	A$ 861	A$ 857	A$ 879
EBIT margin[1] %	**17.1**	15.7	14.7	2.4	9.8
Employees	**955**	931	977	1,109	1,235

Our business

We manufacture fibre cement products in Australia, New Zealand and the Philippines and sell these throughout the Asia Pacific region. Our products are used for external cladding and internal lining in residential and commercial construction.

In Australia, we also manufacture fibre reinforced concrete pipes for civil and commercial use, and fibre cement columns for decorative use.

Our strategy

Our strategy is to grow the market for fibre cement and secure our position as market leader, while defending our existing share.

We will use our superior technology to offer differentiated products and systems that offer our customers superior value.

We will deliver exceptional value by recruiting, retaining and developing the right people in a performance-driven culture.

Trading conditions

In Australia, new residential housing activity slowed during the current fiscal year, but was better than industry forecasts. The impact of this was partly offset by strong residential renovation and commercial activity. Market conditions for pipes remained solid, with both non-residential and engineering construction sectors experiencing marginal increases in activity.

In New Zealand, new residential housing activity remained at healthy levels and demand was strong for soffits and weatherboards, including our Linea® range of weatherboards.

While domestic construction activity in the Philippines was adversely affected by political uncertainty surrounding the Presidential election scheduled for May 2004, export demand was generally stable, and some markets - such as China - experienced strong growth due to favourable investment trends.



Market position & opportunity
We are well-positioned for growth in Australia, New Zealand and the Philippines.

Fibre cement has a small share of a large building materials market in Australia and New Zealand, and we are developing strategies to increase demand for our products. We are continuing to increase our share of the Philippines' building boards market, and we are working to build our position in the region.

Major achievements

- In Australia, we launched the ExoTec™ Facade Panel for commercial applications.
- We updated the Artista™ Columns range to include lightweight Classic columns with overall weights between 20 - 30% lighter than those in the original range.
- We were named Supplier of the Year by Mitre 10 National Trade Division, for the third year in a row.
- We launched a new magazine-style website and interactive communications program for the popular New Zealand TV Showhomes commercials.
- In the Philippines, we launched a shorter and lighter version of our HardiSenepa® fascia board that is easier for hardware stores to stock, and easier to install.
- We completed the Innovations design competition, increasing awareness of our HardiPlank® Siding amongst Philippines' architects.
- FRC™ Pipes continued to penetrate its targeted market and increased sales volumes compared to the prior year.
- In August 2003, a new Australian standard for FRC™ pipes was released, recognising the exceptional performance of FRC™ pipes. We expect the revised standard to assist both end-users and the business.
- FRC™ Pipes launched two new products: the FlexiPit™ pre-cast stormwater pit system; and the Swale Pit.

Outlook
In Australia and New Zealand, the renovations and commercial segments are expected to remain buoyant over the short-term, but new housing activity in Australia is expected to soften further. We expect increased sales and improved plant operating efficiencies. Market conditions for pipes are expected to remain strong.

In the Philippines, we are optimistic that more favourable economic conditions in the region will increase construction activity and strengthen domestic and export demand. Increased demand and more cost savings should further improve operating performance.


18.1
3.6
20.9
27.3
37.6
00 01 02 03 04
Asia Pacific EBIT[1] (Millions of US dollars)


9.8
2.4
14.7
15.7
17.1
00 01 02 03 04
Asia Pacific EBIT Margin[1] (%)

1 See **Definitions** in Management's Discussion and Analysis on page 47

Other Fibre Cement

Chile Fibre Cement

Our business
We manufacture fibre cement products for use as interior and exterior walls in houses and multi-family housing developments. Initially, we concentrated on the core flat sheet products of EconoBoard™ and DuraBoard™. We have since expanded our range to offer builders and architects more specialised products such as Hardisiding® planks, Hardibacker® backerboard and Hardistuco® textured flat sheets.

Our strategy
We are focussed on increasing awareness and sales of our thicker and speciality products (Hardibacker® backerboard, Hardisiding® planks, Hardistuco® and Hardipanel® sheets) across all segments, to increase average net selling prices and position James Hardie as the market leader in product quality and innovation.

Our longer-term strategy is to develop a profitable fibre cement business in Latin America, with operations beyond Chile.

Given the challenging environment in the region, it is expected to be some time before growth beyond Chile becomes attractive.

Trading conditions

Economic recovery is underway in Chile and the Latin American region and the level of construction activity in Chile is improving after being stagnant since the end of 2001.

Market position & opportunity
We estimate that we have already achieved over 20% share of the flat sheet market and see considerable potential to grow sales and capture share with our high-value speciality products.

Major achievements
- We have continued to increase sales and improve our positioning with small and large hardware stores.
- We have established a good position in the large retail stores that carry our product, with superior in-store support and marketing, and merchandising programs which increased sales per store.
- We have established a reputation for quality among the country's leading builders, and are now an active supplier to this channel.

Outlook
Construction activity is expected to be stronger. Further market penetration and share growth is expected as awareness of the business's expanded product range continues to increase among builders, distributors and contractors.


167%
INCREASE IN NET SALES

Hardie® Pipe

Our business
We manufacture fibre reinforced concrete pipes at a custom-built facility in Plant City, Florida. Our pipes are used for drainage in civil and commercial construction and in the development of residential sub-divisions.

Our strategy
Our strategy is to establish Hardie® Pipe as the preferred solution for stormwater applications that use diameters from 12" to 36".

We believe Hardie® Pipe continues to offer advantages to the mid-size drainage pipe market because our product features span both traditional concrete pipes, and newer flexible pipes. We offer the initial crush strength of rigid pipes, combined with the lighter weight, longer lengths and ease of installation of flexible pipes. The result is productivity gains over rigid pipes and less installation and service risk than with flexible pipes.

Trading conditions
The heavy building materials industry overall continues to be buoyant in Florida. Softer transport spending has been offset by strong residential sub-division development. There has been some uncertainty while the US Congress debates a new six-year road funding program.

Market position & opportunity
We participate in the Florida storm drainage pipe market in our size range and plan to grow sales in Florida and neighbouring states.

Major achievements
- Sales volumes grew 95% during the year, as more customers embraced the lower installed cost of Hardie® Pipe.
- We achieved continued improvements in production efficiencies as we continued to ramp-up the curve towards our targets.
- We obtained further significant regulatory approvals during the year.

Outlook
The business is continuing to grow sales as it penetrates the south-east market and is lifting production to meet growing demand. Further progress is expected to improve plant operating efficiency and lower manufacturing costs.


95%
INCREASE
IN NET SALES

Other Fibre Cement *(continued)*

Artisan® Roofing

Our business

We have established a pilot roofing plant at Fontana, California, to test our proprietary manufacturing technology and to provide product for market testing in Southern California. The plant has a design capacity of 25 million square feet per annum of manufactured product, or 11.6 million square feet of roofing coverage.

Our strategy

Our pilot plant enables us to undertake a low-risk evaluation of what we believe is a strong opportunity for a fibre cement product that can compete with wood shake and natural slate.

Market position & opportunity

Over 14 billion square feet of roofing systems were installed on residential dwellings in 2002. We see a significant annual market opportunity for Artisan® Roofing. We estimate that the initial markets we are targeting (wood shakes, natural slate and other high-end products) use around 5.2 billion square feet of manufactured product annually.

Major achievements

- In June 2003, we commissioned our pilot roofing plant at Fontana, California.
- We completed the first on-site installations of our new Artisan® Roofing product.
- We made the first commercial sales of our Artisan® Roofing product in the second half of the current fiscal year.
- Within our targeted market, interest in our roofing product is strong.

Europe Fibre Cement

Highlights

- We launched our Hardibacker® range of interior products and our proprietary pre-painted siding products in the United Kingdom and France.
- In June 2003, we commissioned a new coating line near Southampton in England to apply the finishing coat to siding products imported from our United States business.
- Awareness of our product range among distributors, builders and contractors is growing and market response to our products has been favourable.
- We have continued to increase our distribution outlets in both the United Kingdom and France, and to expand our sales and marketing force.





We have clear, consistent goals

James Hardie is a world-wide leader in fibre cement building products, with operations in the United States, Australia, New Zealand, Chile, Europe and the Philippines.

Using superior product and process technology, and sound marketing, we aim to develop differentiated fibre cement products that will allow us to secure the strongest competitive position wherever we operate. We are committed to becoming, and remaining, the leader in fibre cement technology, research and development.

The decisions we make about our future are driven by three fundamental principles:

—World's best manufacturers

We can be the best in the world at making fibre cement. Compared to our competitors, we can build production capacity more quickly and at lower cost, and we can achieve higher throughputs at higher levels of quality, and at lower cost. We can maintain this advantage through operating discipline, and continued investment in process technology and product development.

—Profitable growth

We will deliver consistently high levels of revenue growth and grow the company through market penetration, geographic expansion and product innovation. Through revenue growth, we will out-perform all peer companies.

—Winners

We are passionate about winning with fibre cement. Our drive is to beat the competition in manufacturing, in product offering, in sales and in all other fields in which we strive.

We want to win the battle for investment dollars so we can continue to grow.

In the following pages, we explore some of the factors that drive our superior performance.



Our goal is profitable growth in a repositioned, differentiated, fibre cement industry.

The scale and spread of our operations

Manufacturing Capacity - Flat Sheet

	Plant location	Design capacity/ year (mmsf[1])	Number of Employees
United States	Fontana, California	180	
	Plant City, Florida	300	
	Cleburne, Texas	500	
	Tacoma, Washington	200	
	Peru, Illinois	560[2]	
	Waxahachie, Texas	360	
	Blandon, Pennsylvania	200	
	Summerville, South Carolina	190	
	Reno, Nevada	300[2]	
Total United States		**2,790[2]**	**1,724**
South America	Santiago, Chile	39	**122**
Australia	Brisbane, Queensland	160	
	Sydney, New South Wales	200	
Total Australia		**360**	**459**
New Zealand	Auckland	75	**161**
Philippines	Manila	145	**225**
Total		3,409[2]	**2,691**

Other

Canada	16
Europe	37
Research and Development	117
Corporate	34
Total	204



16%
INCREASE IN NET SALES PER EMPLOYEE

1 Million square feet. Annual design capacity is based on management's historical experience with the company's production process and is calculated assuming a 24-hour day, continuous operation, producing 5/16" thick siding at a target operating speed

Manufacturing Capacity - Pipes

	Plant location	Design capacity/year (Thousand tons[3])	Number of Employees
United States	Plant City, Florida	100	68
Australia	Brisbane, Queensland	50	110
Total		**150**	**178**

Geographic Breakdown

Net Sales
(Millions of US dollars)



■	738.6	USA Fibre Cement
▨	219.8	Asia Pacific Fibre Cement
□	23.5	Other Fibre Cement

Total Identifiable Assets[4]
(Millions of US dollars)



■	554.9	USA Fibre Cement
▨	175.9	Asia Pacific Fibre Cement
□	74.7	Other Fibre Cement

EBIT[4,5]
(Millions of US dollars)



■	195.6	USA Fibre Cement
▨	37.6	Asia Pacific Fibre Cement

EBIT[5] for R&D and Other Fibre Cement was a loss of 33.5


LONDON
SOUTHAMPTON
AMSTERDAM
PARIS
SEOUL
TAIPEI
HONG KONG
MANILA
PERTH
ADELAIDE
BRISBANE
SYDNEY
MELBOURNE
AUCKLAND
PERU
TACOMA
RENO
BLANDON
FONTANA
MISSION VIEJO
SUMMERVILLE
WAXAHACHIE
CLEBURNE
PLANT CITY
SANTIAGO
James Hardie Manufacturing Operations – existing and under construction
James Hardie Sales Office
Distribution Hub
Registered Office and Finance Centre

2 Upgrade or new plant in progress; includes capacity being added
3 Pipes and columns are measured in tons, not square feet
4 Excludes General Corporate. See Note 20 to the Consolidated Financial Statements on page 98
5 See **Definitions** in Management's Discussion and Analysis on page 47

Our investment in R&D

The superior performance of James Hardie's differentiated fibre cement products is supported by the unique production technology we have developed, and on which we continue to capitalise.

Last year, we increased our expenditure in research and product development by 25% to US$26.1[1] million, or 2.7% of our sales. We employ over 110 scientists, engineers and technicians in the areas of Core Research and Product & Process Development. Over 50% of our scientists have advanced degrees, and 45% have worked for James Hardie for over five years.

We have Research and Development Centres in Sydney, Australia, and Fontana, California, where we:

- conduct core research;
- develop new manufacturing technology platforms; and
- develop products for specific markets and applications.

By investing in production technology, we aim to keep reducing our capital and operating costs, and at the same time find new ways to make existing products, and new products.

HOW WE MAKE FLAT SHEET PRODUCTS



CELLULOSE PLANT
Pulper
Refiner
Pulp Storage
SAND PLANT
Sand/Quartz
Ball Mill
Thickener
CEMENT SILO
Cement
Cellulose
Water
Sand
Additives
Cement
Mixer
wet end
trimming
stacking

RAW MATERIALS MIXING PROCESS SHEET MACHINE

Over the past ten years, advances in process technology have allowed us to reduce the incremental cost of additional capacity at existing sites.

At the same time, we have reduced the cost of raw materials through yield improvements in the plants; by providing technological support to drive process improvements in our suppliers' operations; and from our increased business scale.

We also benefit from superior economies of scale, since we operate plants that are two to three times larger than our fibre cement competitors'.

Our goals are to:

- continue to lower the capital cost of each unit of production at new plants by learning from past projects, and through continuing innovation in engineering, and
- reduce operating costs at each plant by improving manufacturing processes, raw material yields, and machine productivity.

Efficient, low-cost manufacturing, combined with our unique technology, will allow us to generate higher returns on invested capital because we will be able to sell our products at prices that are attractive to our customers, and achieve a profit margin that is attractive to shareholders.


sheet finishing
PRE-CURING
STEAM CURING
SHEET FINISHING
DISTRIBUTION


25%
INCREASE IN RESEARCH AND DEVELOPMENT EXPENDITURE[1]

Research and Development Expenditure[1] (Millions of US dollars)


19.2
15.9
16.0
20.8
26.1
00
01
02
03
04

1 Research and Development expenditure includes US GAAP Research and Development expense and amounts classified as selling, general and administrative expense under US GAAP in the amounts of US$3.5 million, US$2.7 million, US$1.9 million,US$1.4 million, and US$0.9 million for the years ended 31 March 2004, 2003, 2002, 2001 and 2000, respectively

Our differentiated products

Our goal is to develop lightweight and durable products that can perform in all climates, and for all parts of a building, from external walls, to trims, soffits and roofs to internal walls, floors and ceilings.

In the late 1970s and early 1980s, we pioneered the development of cellulose fibre reinforced cement technology. Since then, we have found many new and innovative ways for fibre cement to replace traditional materials, expanding both the market for fibre cement products, and our share of the market.

Our products offer a range of advantages - from appearance to durability - over traditional building materials. They are easy to cut, nail and paint; require minimal maintenance; and can be used to create a variety of shapes and profiles, and different textured and coloured finishes.

This makes James Hardie products ideal for a wide range of residential and commercial applications, including:

- external wall cladding, in the form of planks, panels, shingles, facades and substrates;
- lining for eaves, soffits and breezeways;
- wall or floor substrate for ceramic tiles in wet areas such as kitchens, bathrooms and laundries;
- ceiling lining or floor underlay;
- roofing shakes;
- external and internal wall systems, including bracing and fire and acoustically-rated walls;
- decorative and structural columns;
- trim, fascia and other decorative applications;
- fencing; and
- underground drainage pipes.


WHERE OUR PRODUCTS ARE USED
EXTERIOR
INTERIOR
EXTERIOR
1 TRIM
2 EAVES AND SOFFITS
3 ROOFING
4 EXTERNAL CLADDING
5 FASCIA
6 DECORATIVE AND STRUCTURAL COLUMNS
7 DECK UNDERLAY
8 PIPES
INTERIOR
9 CEILING LINING
10 INTERNAL WALLS
11 WET AREA LINING
12 FLOOR UNDERLAY

Our continued growth depends on our ability to keep delivering products that an increasing number of customers prefer to alternatives such as masonry, concrete, wood and wood composites and vinyl. Examples of the success of this approach include:

- our thicker, lighter Harditrim® exterior trim board with XLD™ Technology, which won a 2004 American Building Product Award from HOME Magazine;
- the new shorter, lighter and smoother HardiSenepa® fascia board launched in the Philippines in 2004, offering the market easier installation and finishing;
- the ColorPlus™ Collection of pre-painted siding and trim, which was recognised with a 2002 American Building Product Award from HOME Magazine;
- the thicker and lighter Linea® weatherboard which was launched in New Zealand in 2002 and which quickly exceeded sales targets;
- the thinner, lighter HardiFlex® lite ceiling sheet developed for the Philippines as a substitute for plywood. This product was named Top Building Board Brand of the Year at the Philippines Consumers Awards in December 2002;
- more dimensionally precise fibre cement sheets used to create the ExoTec™ Facade System for Australia's commercial construction industry;
- the new production technology and product formulation that is being used in the manufacture of our new fibre cement roofing shake for the large USA market.

We are constantly working to increase our product performance and lower the density of our fibre cement, to achieve the optimum balance between durability and ease of use. To that end, our product development will continue to focus on:

- formulation, to create products that are fit for use;
- design, to give our customers a choice of shapes and textures;
- finish, from sealer, to primer and topcoats;
- installation, through systems, components and tools; and
- durability.

Product leadership, in the form of differentiated products, sets us apart from our competition.

Differentiated products should enable us to continue to penetrate markets, sustain a price premium over competing products, reduce the impact of price competition, and enable James Hardie customers to recognise and value the brand.



Lighter, thicker, Linea® weatherboards, shown here on a home in New Zealand, are a good example of the way our fibre cement technology can create durable, attractive alternatives to conventional building products such as timber weatherboards.

A cohesive, committed Board

As a team, the James Hardie Board brings together widespread experience, spanning general management, finance, law, accounting and marketing as well as science and technology. Each director also brings international experience that is valuable to James Hardie as it expands geographically.

SUPERVISORY BOARD AND JOINT BOARD

Alan McGregor AO, MA (Cantab), LLB
Chairman of the Company's Supervisory Board & Joint Board, Age 67
Mr McGregor joined James Hardie Industries Limited as an independent non-executive director in 1989 and became Chairman in 1995. He is chairman of the Nominating and Governance Committee and the Remuneration Committee, and a member of the Audit Committee.

Mr McGregor has had a distinguished career in the law and as a director and chairman of a number of large Australian public companies.

He is chairman of Burns Philp & Co. Ltd and the Australian Wool Testing Authority Ltd and a former Chairman of FH Faulding & Co Ltd. Mr McGregor is, and has been, a Board or Committee member of a number of charitable and community organisations and private companies.

Mr McGregor is a resident of Australia. His re-election by shareholders will be required at the AGM to be held in 2004.

John D Barr
Age 56
John D Barr joined James Hardie as an independent, non-executive director in September 2003. He is a member of the Remuneration Committee.

Mr Barr has more than 30 years' management experience in the North American industrial sector, including 25 years at The Valvoline Company, eight years as president and chief executive officer, during which time the company's revenues doubled.

Between 1995 and 1999 he was president and chief operating officer and a member of the Board of Directors of the Quaker State Corporation. Since 1999, Mr Barr has been president and chief executive officer of Automotive Performance Industries, a private US company that provides a variety of logistics services to major automotive manufacturers.

Since December 2002, Mr Barr has served as a director of United Auto Group, the second largest publicly held automotive retailer in the USA; in August 2003 he was appointed to the Board of Directors of Clean Harbors Inc; and in December 2003 he was appointed as a director to UST Inc.

Mr Barr is a citizen of the USA. His election by shareholders will be required at the AGM to be held in 2004.

Michael Brown BEc, MBA, FCPA
Age 58
Mr Brown joined James Hardie Industries Limited as an independent non-executive director in September 1992. He is chairman of the Audit Committee.

Mr Brown has broad executive experience spanning finance, accounting and general management in Australia, Asia and the United States.

He is a former executive director of Brambles Industries Ltd, and several other Australian public companies.

Mr Brown is chairman of Repco Corporation Ltd and of Energy Developments Ltd, and a non-executive director of Wattyl Ltd and Innamincka Petroleum Ltd.

He is a resident of Australia. His re-election by shareholders will be required at the AGM to be held in 2005.

Peter Cameron, BA, LLB
Age 52
Peter Cameron joined James Hardie as a non-executive director in August 2003. He is a member of the Nominating and Governance Committee.

Mr Cameron was formerly a partner and Head of Mergers and Acquisitions with the Australian law firm, Allens Arthur Robinson, where he advised on a wide range of takeovers, mergers and corporate reconstructions.

He is chairman of Investment Banking in Australia and a managing director of Credit Suisse First Boston. He is also a member of the Australian Takeovers Panel and chairman of the Advisory Board of the University of Sydney Law School.

Mr Cameron is a resident of Australia. His re-election by shareholders will be required at the AGM to be held in 2006.

Gregory Clark PhD
Age 61
Mr Clark was elected as an independent non-executive director of James Hardie in July 2002 after serving as a consultant to the Board. He is a member of the Nominating and Governance Committee.

Mr Clark has a distinguished background in science and business, specialising in the development and commercialisation of new technology. He is the recipient of a number of international awards for science and technology, including the Australian Academy of Science Pawsey Medal as the most outstanding Australian scientist.

He is the former president and COO of US-based Loral Space and Communications LLC, former president of News Corporation's News Technology Group and was a member of News Corporation's Executive Committee.

Mr Clark is currently principal of Clark Capital Partners, a technology advisor to a number of financial institutions, and a director of ANZ Bank.

He is a resident of the USA. His re-election by shareholders will be required at the AGM to be held in 2005.



ALAN McGREGOR JOHN BARR MICHAEL BROWN PETER CAMERON GREGORY CLARK

Michael Gillfillan BA, MBA
Age 56
Mr Gillfillan joined James Hardie Industries Limited as an independent non-executive director in August 1999. He is a member of the Audit Committee.

He provides James Hardie with considerable knowledge of United States capital markets and a depth of experience in commercial and corporate banking.

Mr Gillfillan has held a number of senior executive positions, including vice chairman of Wells Fargo Bank in the USA.

He is a director of UnionBanCal Corporation and its primary subsidiary, Union Bank of California, NA and is a partner at Meriturn Partners, LLC.

Mr Gillfillan is a resident of the USA. His re-election by shareholders will be required at the AGM to be held in 2006.

Meredith Hellicar BA, LLM (Hons)
Age 50
Ms Hellicar joined James Hardie Industries Limited as an independent non-executive director in May 1992. She is a member of the Remuneration Committee.

She is experienced as a company director and has held chief executive positions in resources, transport and logistics, law and financial services.

Ms Hellicar was chief executive officer of the law firm, Corrs Chambers Westgarth, Managing Director of TNT Logistics Asia Pte Ltd and of InTech Pty Ltd.

She is a director of AMP Limited, Southern Cross Airports Group, Amalgamated Holdings Limited, NSW Treasury Corporation and HCS Limited, chairman of The Sydney Institute and HLA Envirosciences Pty Limited, and a Board or Committee member of several charitable organisations. Ms Hellicar is also a member of the Australian Takeovers Panel.

Ms Hellicar is a resident of Australia. Her re-election by shareholders will be required at the AGM to be held in 2006.

Mr Loudon is a resident of the United Kingdom. His re-election by shareholders will be required at the AGM to be held in 2005.

Donald McGauchie AO
Age 54
Mr McGauchie joined James Hardie as an independent non-executive director in August 2003. He is a member of the Nominating and Governance Committee.

Mr McGauchie has extensive commercial and public policy experience, having previously held several high-level advisory positions to the Australian government.

He is a director of The Reserve Bank of Australia, Telstra Corporation Limited, Nufarm Limited and National Foods Limited, and deputy chairman of Ridley Corporation.

Mr McGauchie was chairman of Woolstock Australia Limited from 1999 to 2002 and president of the National Farmers Federation from 1994 to 1998. In 2003, he was awarded the Centenary Medal for service to Australian society through agriculture and business.

Mr McGauchie is a resident of Australia. His re-election by shareholders will be required at the AGM to be held in 2006.

MANAGING BOARD
Executive Directors

Peter Macdonald BCA, MBA
Chief Executive Officer and Chairman of the Company's Managing Board
Age 51
Mr Macdonald's biographical details appear on Page 34, in the discussion of the company's management.

Folkert Zwinkels MScBA, MBA
Treasurer
Age 34
Mr Zwinkels was elected to James Hardie's Managing Board in August 2003.

He joined the company in October 2001 as treasury manager and was appointed treasurer of James Hardie in January 2003. Prior to this, Mr Zwinkels was treasury manager for Reichhold Chemicals and he held a number of financial positions at ING Barings and ABN AMRO.

Mr Zwinkels is a member of the Dutch Association of Corporate Treasurers, and is a resident of The Netherlands.



MICHAEL GILLFILLAN MEREDITH HELLICAR JAMES LOUDON DONALD McGAUCHIE PETER MACDONALD FOLKERT ZWINKELS

James Loudon BA (Cantab), MBA
Age 61
Mr Loudon was elected as an independent director of James Hardie in July 2002 after serving as a consultant to the Board. He is a member of the Audit Committee.

Mr Loudon has held management positions in finance and investment banking and senior roles in the transport and construction industries.

He was group finance director of Blue Circle Industries Plc, one of the world's largest cement producers, from 1987 to 2001. Prior to this, he was the first vice-president of Finance for Blue Circle's companies in the United States.

Mr Loudon is currently deputy chairman of Caledonia Investments Plc, a non-executive director of Lafarge Malayan Cement Berhad and of Lafarge UK Pension Trustees, and governor of the University of Greenwich and of several charitable organisations.

BOARD CONSULTANT

Martin Koffel MS, MBA
(not pictured) Age 65
Mr Koffel joined James Hardie Industries Limited as an independent non-executive director in August 1999 and served on the company's Board and Remuneration Committee. He resigned from these positions in 2002 but continues to serve as a consultant to the Board and the Remuneration Committee.

Mr Koffel provides James Hardie with considerable experience gained as chief executive officer of a large US public company. He is chairman and CEO of URS Corporation.

Explanation of degrees and abbreviations
AO Order of Australia; MA (Cantab) Master of Arts, University of Cambridge, UK; BA (Cantab) Bachelor of Arts, University of Cambridge, UK; LLB Bachelor of Laws; BEc Bachelor of Economics; MBA Master of Business Administration; FCPA Fellow Certified Practicing Accountants; PhD Doctor of Philosophy; BA Bachelor of Arts; LLM Master of Laws; (Hons) Honours; BCA Bachelor of Commerce and Administration; MS Master of Science; MScBA Master of Science in Business Administration.

The quality of our management

James Hardie's performance is guided by a management structure that ensures global co-ordination of Operations, Research and Development and Manufacturing.

GROUP MANAGEMENT TEAM

The management of James Hardie is overseen by the Group Management Team. Its members cover the key areas of fibre cement production, Research and Development, manufacturing, finance and legal. Team members (in alphabetical order) are:

Louis Gries
Executive Vice President Operations

Louis joined James Hardie as Manager of the Fontana fibre cement plant in California in February 1991 and was appointed President of James Hardie Building Products (USA) in December 1993, and Executive Vice President Operations in January 2003. Louis is responsible for operations, sales and marketing in our pipes and fibre cement businesses in the Americas, Asia Pacific and Europe.

He has a Bachelor of Science in Mathematics from the University of Illinois and an MBA from California State University, Long Beach, USA.

Peter Macdonald
Chief Executive Officer

Peter joined James Hardie Industries Limited in 1993 as General Manager of the company's Australian fibre cement business and was appointed President of the USA operations in 1994.

He was appointed Chief Operating Officer in September 1998 and Managing Director and Chief Executive Officer of James Hardie Industries Limited in November 1999 and retains that role with James Hardie Industries NV. Peter is Chairman of the company's Managing Board and a member of the Joint Board.

His career includes more than 20 years' experience in building and construction markets in the Americas, Asia and Australia. Peter holds a Bachelor of Commerce and Administration degree from Victoria University, Wellington, New Zealand and an MBA from Pepperdine University, California, USA.

Dave Merkley
Executive Vice President Manufacturing and Engineering

Dave joined James Hardie in 1994 as Plant Manager of the Fontana fibre cement operation in California. His subsequent roles included Manager, Research and Development; Plant Manager, Plant City, Florida; Process Development Manager, then Operations Manager for James Hardie Building Products USA. In 2002, Dave was made Executive Vice President Manufacturing and Engineering, with global responsibility. He has a Bachelor of Science in Construction from Arizona State University, USA.


LOUIS GRIES


PETER MACDONALD


DAVE MERKLEY

Don Merkley
Executive Vice President Research and Development

Don joined James Hardie in 1993 as Manager of the Plant City fibre cement plant in Florida and was appointed USA Product Development Manager in 1997. In 2002, he was made Executive Vice President Research and Development and in January 2003 his role was expanded to give him responsibility for our emerging Roofing business in the USA. Don is also involved in reviewing business development opportunities. Don has a Bachelor of Science in Engineering from Arizona State University, USA.

Phillip Morley
Chief Financial Officer, retired

Phillip joined James Hardie as Chief Accountant in October 1984. He worked as Financial Controller from 1988 to 1995, Executive General Manager Building Services from 1995 to 1997, and was appointed Chief Financial Officer in 1997. He retired from this position on 31 May 2004. Phillip is a Chartered Accountant and has a Bachelor of Economics and an MBA from Sydney University.

Peter Shafron
Senior Vice President Legal and Chief Financial Officer

Peter joined James Hardie in August 1993 and served as Senior Company Solicitor from June 1995 until he was appointed General Counsel in March 1997. He was appointed Senior Vice President Finance and Legal in November 2002 and in February 2004 was named as the company's new Chief Financial Officer, taking over after Phillip Morley's retirement from the position. Peter has a Bachelor of Arts from the Australian National University, a Bachelor and Master of Laws from the University of Sydney; and an MBA from Pepperdine University, USA.


DON MERKLEY


PETER SHAFRON


PHILLIP MORLEY

Our performance-based culture

James Hardie is a meritocracy where bright people who work effectively enjoy success that is based on their performance. We make sure we have the right level of abilities in place for the demands of each position, and we train and develop people to achieve the best of which they are capable, so they, and James Hardie, can thrive and achieve our vision.

We reward performance
To reinforce our values, we reward individual and team performance and achievement, and appropriate behaviour and competence. We pay competitive salaries, supplemented by a range of performance and skill-based bonus and remuneration schemes.

Key managers' goals are closely aligned with the company's performance through an Economic Profit Incentive Plan that provides competitive year-end bonus payments to participants when the company achieves a profit target in excess of the cost of capital.

We are committed to safety
Our Health & Safety Policy acknowledges:

- Employee health, safety and protection of the environment are critical to the way we operate and do business.
- All injuries, occupational illnesses and incidents are preventable. Our goal is zero injuries, occupational illnesses and environmental incidents.
- All employees have a responsibility to themselves and others to act in a way that contributes to a safer, healthier and improved environment at work, at home and in the community.

We are improving our safety performance
In the year ended March 2004, the company reduced its Recordable Case Frequency Rate by 39%.

USA Fibre Cement achieved the targets it announced last year, reducing its Recordable Case Frequency Rate by 35% and its Lost Workday Case Frequency Rate by 50%. The improvements were achieved by driving cultural change and applying sound safety management principles that changed people's behaviours.

Last year, Asia Pacific Fibre Cement set itself the target of reducing both the Lost Workday Case Frequency Rate and the Recordable Case Frequency Rate by 20%. It achieved the first target, and exceeded the second, with a 42% reduction in the Recordable Case Frequency Rate.

The improvements were achieved by increasing training and implementing core safety procedures such as risk assessment, safety induction programs and contractor management. The businesses have now made a commitment to reduce both the Lost Work Day Case Frequency Rate and the Recordable Case Frequency Rate by a further 20% for fiscal year 2005.


Hardie


39%
REDUCTION IN RECORDABLE CASE FREQUENCY RATE

We are seeking further improvements
As safety performance improves, each additional level of improvement becomes more difficult to achieve. Recognising this, we are changing the overall culture of the company to improve safety performance and achieve an injury-free workplace.

We have integrated Environmental, Health and Safety (EH&S) into the company's Business and Operating Planning Review process, reflecting the fact that safety is a business element and it needs to be managed as are production, quality and cost. This will make it easier for us to introduce the additional programs, process and tools we need to achieve a strong safety culture. It will also make it easier to share effective communication, resources and activities so we can align our safety strategy throughout the company.

We will now collect leading indicators as well as historical statistics so we can effectively measure activities that are known to prevent incidents and that are totally within the control of people who can be held accountable for their accomplishment.

We will use our EH&S improvement plan to define and measure specific safety activities, and reward for performance. The plan clearly defines roles, responsibilities and accountability systems for all management and supervisory staff.

Our major efforts will focus on the incident rate and employee behaviour. Key Performance Indicators will ensure we are measuring employee and management activities, and will allow managers at every level to hold their people accountable. Accountability will ensure that the safety improvements we achieve will be sustainable.

We offer our employees support
We are committed to employee well-being beyond the workplace. Employees and members of their immediate families can speak confidentially to professional counsellors at any time for help with work concerns, stress or family issues, drug and alcohol problems, bereavement and other life challenges.

We involve families
We recognise the important contribution that employees' families make to the performance of our businesses, and individual plant managers organise a variety of activities to involve families in the workplace.

We develop our people
We have formal programs to train and develop employees who have the potential to be part of our next generation of leaders and who can help us build new businesses, launch new products and expand the company.

Superannuation and share plans
All James Hardie employees have access to superannuation or individual retirement savings plans. Many employees participate in our share and option plans, which encourage them to become shareholders and think and act like owners of James Hardie.

EBIT[1]/ Employee (Thousands of US dollars)



26.3
16.5
19.9
45.1
56.0
00 01 02 03 04

Net Sales/ Employee (Thousands of US dollars)



222.3
214.7
252.0
274.5
319.5
00 01 02 03 04

James Hardie Safety Performance (Recordable Case Frequency Rate)



9.9
8.1
6.6
4.9
3.0
00 01 02 03 04

Frequency per 200,000 hours worked

James Hardie Safety Performance (Lost Workday Case Frequency Rate)



1.9
1.5
1.3
0.8
0.5
00 01 02 03 04

Frequency per 200,000 hours worked

1 See **Definitions** in Management's Discussion and Analysis on page 47



The world-wide market potential for fibre cement is large and growing rapidly.

Growth opportunities

We have a leading position in the industry and believe we can strengthen this further, using our proprietary technology.

We believe that the global market potential for fibre cement products could be much larger than our current sales. We expect to be able to grow our share of the current worldwide market and, at the same time, expand the size of that market.

Competitive advantages
We have many competitive advantages that will allow us to achieve that goal. These include proprietary products and process technology and expertise in the manufacture and marketing of fibre cement products.

We also have leading market positions and one of the strongest brands in building materials.

We believe that competitive advantages mean:

- We have the widest and most differentiated product range of any fibre cement manufacturer.
- Our products look and perform better than competitors' products.
- We have the lowest operating costs of any fibre cement manufacturer.

Economies of scale provide us with benefits in purchasing, manufacturing, distribution, sales, marketing, and research and development.

We believe that we can make and sell our differentiated products at significantly lower costs, and generate higher returns than our competitors. Since 1992, we have been able to reduce the capital cost for each unit of production capacity in new plants. Today, we build new plants significantly faster and at lower cost than our competitors.

Product innovation has enabled us to defend market share from competitors and to expand the market as we find new ways for fibre cement to replace traditional materials.

Our rapid growth in the United States over the last ten years, for example, is the result of our ability to develop products for a large market in which fibre cement has become a superior alternative to traditional materials.

Lightweight construction
We also expect to achieve growth due to the trend away from traditional building systems such as masonry, towards lightweight framed construction.

Framed construction consists of a light steel or timber frame, clad with products such as fibre cement. Issues such as speed and cost of construction, quality of finish and the availability of skilled labour at competitive rates, have all contributed to the growth in this form of construction.

These benefits have seen commercial construction projects converting to lightweight, framed, walling systems, and its use is also increasing in residential construction.

Our lightweight, cost-effective products are well-suited to these systems. Fibre cement cladding is also more durable than other cladding products such as timber or plywood.

Substitution for other products
James Hardie pioneered the development of fibre cement technology in the late 1970s and early 1980s and our goal is to win a large share of markets in which fibre cement can offer advantages over traditional materials.



Our goal is to continuously improve the resource and energy efficiency of our operations, and the environmental performance of our products.

Care for the environment and community

James Hardie strives to contribute to the communities in which our plants operate, by becoming involved in local projects and to the wider community, by creating products that use less energy in their manufacture and which are more efficient when installed than alternative materials.

Our Environmental, Health & Safety objectives spell out our commitment to the environment:

- Protecting the environment is critical to the way we operate and do business.
- We continue to seek ways to efficiently use materials and energy and to reduce waste and emissions.

We strive to routinely exceed regulatory and other widely-accepted community standards. All our operating plants are licensed by local government authorities, such as environmental protection agencies, and comply with their requirements for specific issues such as waste management, air emissions, effluent discharge, and storm water run-off.

Our goal is to continuously improve the resource and energy efficiency of our operations, and the environmental performance of our products. To assist us in this endeavour, we have conducted a life cycle assessment of our products, which considers every stage of their manufacture and use, from raw materials and their processing, to manufacture, construction activities, use, and eventual demolition and/or disposal, including the possibility of recycling in some way.

We use renewable and recyclable resources

The raw materials we use are abundant. Cellulose fibre is obtained from plantation grown wood pulp; we use silica ground from sand or crushed quartz rock; and the water used in the manufacturing process is recycled a number of times.

Cement is the biggest contributor to the environmental impacts of our products, because of the energy requirements and emissions associated with quarrying and cement manufacture. The cement industry continues to improve its environmental performance by introducing new, cleaner technologies.

We conserve water, resources and energy

The water we use in our plants is recycled up to four times and is cleaned and neutralised before discharge.

The major energy input in our production comes from the high-pressure steam curing of the product. Where possible, the steam is generated as a waste by-product from other industries. At one James Hardie plant, for example, excess refinery gas and steam from an adjoining oil refinery is used.

We minimise waste by recycling process materials

Solid wastes - such as trimmings and scrap, fine particles and reject material - are reintroduced into the production process as raw materials. Solid waste that can't be reused is certified by authorities as non-toxic and non-hazardous material that can be safely disposed of as landfill. Some plants send their reject boards to their cement suppliers to be used in their processes.

We are working with a consulting firm in the US to research alternative uses for our other waste streams.

We protect against pollution and conserve the natural environment

Dust emissions from manufacture are strictly controlled. For example, wet ball milling is used to grind sand. Fine particles generated by sanding and grinding finished sheets are mechanically collected and processed before re-use or disposal.

Finally, our building products are used in lightweight construction systems that are among the most energy-efficient and environmentally responsible building systems available. They are also very durable and require little maintenance during their lifetime. The products have been in use for many years in residential and commercial building applications and do not suffer the durability problems of many other cladding materials.

If buildings created using our products are eventually demolished, the products can be safely disposed of as landfill or recycled.

We strive to help our local communities

When it comes to contributing to the communities in which they operate, individual plants and businesses are encouraged to support local charities and organisations. Activities include sponsorship of local junior sporting teams; providing employees with time off to assist in the organisation of, and then participate in, fund-raising sporting and community events; and the donation of products and employees' time, to programs such as the Habitat for Humanity which build houses for people in need.



Ice

Properly installed, James Hardie products perform in a variety of climates and countries around the world.

Corporate governance beliefs

As a multi-national organisation, James Hardie operates under the regulatory requirements of numerous jurisdictions and organisations, including the Australian Stock Exchange (ASX), the Australian Securities and Investment Commission (ASIC), the New York Stock Exchange (NYSE), the US Securities and Exchange Commission (SEC), the laws of The Netherlands and other rule-making bodies.

We think it is important that our behaviour reflects the spirit, as well as the letter, of the law and we aim to govern the company in a way that meets appropriate community expectations.

The key features of James Hardie's governance framework are reviewed regularly and upgraded or changed as appropriate to reflect changes in law and what is generally regarded as sound practice.

We believe our corporate governance policies help ensure that James Hardie is a well-managed company. Our practice over many years has been to be transparent through full and meaningful disclosure, ensure accountability through robust governance, and maintain high standards of integrity and ethical behaviour, through the implementation of sound policy. This is continuing.

Governance at James Hardie
James Hardie's governance arrangements were redefined when the company implemented a major corporate restructuring in 2001, incorporating the parent company in The Netherlands, a primary listing on the ASX and the listing of ADRs on the NYSE. The company became simultaneously subject to corporate law in Australia, the United States and The Netherlands, to the listing rules of the ASX and NYSE, and to the regulations of ASIC and the SEC.

The most important shareholder protection features of Australian corporate law were incorporated into our Dutch constitution, so shareholders could be assured that the rights and protections they were accustomed to were part of our new governance arrangements.

We have also examined the different requirements in each jurisdiction and, typically, adopted the highest standard in each case as our new standard for governance and disclosure overall, regardless of whether we were required to comply with that standard in each jurisdiction.

ASX Corporate Governance Council Principles and Recommendations
In March 2003, the ASX Corporate Governance Council issued guidelines that provide a framework for good governance and include 10 core principles and 32 specific recommendations.

As our fiscal year ends 31 March, we are required to formally report on the ASX recommendations this year. In the interests of good governance and disclosure, we reviewed our compliance with the best practice recommendations in last year's report, for the year ended 31 March 2003. The Corporate Governance section on pages 60–67 of this report describes the steps we have taken to comply with all the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations.

NYSE Corporate Governance Rules
Section 303A.11 of the Corporate Governance Rules finalised by the New York Stock Exchange on 4 November 2003 requires foreign private issuers to disclose any significant ways in which their corporate governance practices differ from the NYSE domestic corporate governance standards. James Hardie will comply with this rule by disclosing this information on the Investor Relations section of our website at www.jameshardie.com

Dutch Corporate Governance Code
On 9 December 2003 a new Dutch Code on Corporate Governance was published by the Dutch Corporate Governance Committee (the Tabaksblat Committee). The code is based on the principle that a company is a long-term form of collaboration between the various parties involved, such as employees, shareholders and other providers of capital, suppliers and customers, but also government and civil society.

Broadly, we already comply with the majority of the best practice provisions of the Dutch Code. The comply or explain regime under the Dutch Code will apply to the company by the end of fiscal year 2005. Details of the provisions of the Code and our comments on how and when we expect to comply, or if not, why not, will be added to the Corporate Governance area of our Investor Relations website at www.jameshardie.com

The focus of good governance
We share the commitment of regulators and others to ensure that equity markets operate within robust and credible governance frameworks.

We believe that the primary focus of good corporate governance should be clearly fixed upon companies acting in an ethical manner where integrity is clearly evident, while allowing a company to achieve outstanding performance.

Good governance should allow companies to create wealth for shareholders, value for customers and rewarding careers for employees.

Detailed information about our Corporate Governance principles is contained on pages 60–67 of this report, and in a dedicated section of the Investor Relations area of our website at www.jameshardie.com



Financial Performance

Consolidated Financial Statements

Notes To Consolidated Financial Statements

Other Information

Management's Discussion and Analysis

Overview

We intend this discussion to provide information that will assist in understanding our 31 March 2004 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes. This discussion includes our critical accounting policies and how these policies affect our consolidated financial statements, and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect our financial condition and operating results as a whole. Our 31 March 2004 consolidated financial statements and the notes accompanying those consolidated financial statements should be read in conjunction with this discussion.

The company and the building product markets
We are the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand and the Philippines, and the second largest manufacturer of flat sheet products in Chile. Our current primary geographic markets include the United States, Australia, New Zealand, the Philippines, Chile and Europe. Through significant research and development expenditure, we develop key product and production process technologies that we patent or hold as trade secrets. We believe that these technologies give us a competitive advantage in the markets in which we sell our products.

We manufacture numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications including external siding and soffit lining, trim, roofing, internal linings, facades, floor and tile underlayments, drainage pipes and decorative columns. Our products are used in various markets including new residential construction, manufactured housing, repair and remodel and a variety of commercial and industrial construction applications. We believe that in certain construction applications, our fibre cement products and systems provide a combination of distinctive performance, design and cost advantages over competing building products and systems.

Our products are primarily sold to residential housing markets. Residential construction fluctuates based on the levels of new home construction activity and the repair and remodelling of existing homes. These levels of activity are affected by many factors including home mortgage interest rates, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and remodel spending, gross domestic product growth and consumer confidence levels. These factors were generally favourable during fiscal year 2004, resulting in healthy levels of residential construction and home repair and remodel activity.

Fiscal 2004 key results
Total net sales increased 25% to US$981.9 million in fiscal year 2004, EBIT[1] increased 34% to US$172.2 million, and operating profit from continuing operations increased 50% to US$125.3 million.

Our largest market is North America, where fibre cement is one of the fastest growing segments of the external siding market. USA Fibre Cement net sales contributed 75% of total net sales, and its EBIT[1] was the primary contributor of total company EBIT[1], during fiscal year 2004. Both net sales and EBIT[1] increased from the prior year due mainly to healthy levels of residential construction and repair and remodel activity, and strong penetration against competing products, in the United States.

Asia Pacific net sales contributed 22% of total net sales, and its EBIT[1] was the second largest contributor of total company EBIT[1]. Net sales increased in fiscal year 2004 in both our Australia/New Zealand and our Philippines Fibre Cement businesses. In Australia/New Zealand, this increase was primarily due to favourable foreign currency exchange rates and less to factors that affected that segment's markets. EBIT[1] increased primarily due to favourable foreign currency exchange rate differences and cost savings initiatives that we implemented during fiscal year 2004 that caused a decrease in SG&A expense.

In our emerging businesses of Chile Fibre Cement and Hardie® Pipe, we continued to make good progress. We also commenced our fibre cement business in Europe and commissioned a pilot roofing plant at Fontana, California to test our proprietary manufacturing technology and to provide product for market testing in Southern California. Our investment in these emerging businesses is expected to provide good growth over the medium to longer-term.

(Millions of US dollars)		2004		2003	% Change
Net sales					
USA Fibre Cement	$	**738.6**	$	599.7	23
Asia Pacific Fibre Cement		**219.8**		174.3	26
Other Fibre Cement		**23.5**		9.6	145
Total net sales		**981.9**		783.6	25
Net sales	$	**981.9**	$	783.6	25
Cost of goods sold		**(623.0)**		(492.8)	26
Gross profit		**358.9**		290.8	23
Selling, general and administrative expenses		**(162.0)**		(144.9)	12
Research and development expenses		**(22.6)**		(18.1)	25
Other operating (expenses) income		**(2.1)**		1.0	–
EBIT[1]		**172.2**		128.8	34
Net interest expense		**(10.0)**		(19.9)	(50)
Other income, net		**3.5**		0.7	–
Operating profit from continuing operations before income taxes[1]		**165.7**		109.6	51
Income tax expense		**(40.4)**		(26.1)	55
Operating profit from continuing operations[1]	$	**125.3**	$	83.5	50
Net operating profit including discontinued operations[1]	$	**129.6**	$	170.5	(24)
Effective tax rate from continuing operations		**24.4%**		23.8%	
Volume (mmsf[1])					
USA Fibre Cement		**1,519.9**		1,273.6	19
Asia Pacific Fibre Cement		**402.1**		368.3	9
Average net sales price per unit (per msf[1])					
USA Fibre Cement	**US$**	**486**	US$	471	3
Asia Pacific Fibre Cement	**A$**	**788**	A$	843	(7)

All results are for continuing operations unless otherwise stated.

[1]Definitions

EBIT and EBIT Margin – EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding the operating cash requirement of our interest and income taxes. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin.

Operating profit from continuing operations before income taxes – equivalent to the US GAAP measure of income from continuing operations before income taxes.

Operating profit from continuing operations – equivalent to the US GAAP measure of income from continuing operations.

Net operating profit including discontinued operations – equivalent to the US GAAP measure of net income.

mmsf – million square feet

msf – thousand square feet

Reconciliation of Adjusted EBITDA to income from continuing operations –

(Millions of US dollars)		2004		2003		2002		2001		2000
Income from continuing operations	**$**	**125.3**	$	83.5	$	27.3	$	29.5	$	23.7
Income tax expense (benefit)		**40.4**		26.1		3.1		(0.6)		13.0
Net interest expense		**10.0**		19.9		16.0		13.2		20.5
Other (income) expense, net		**(3.5)**		(0.7)		0.4		(1.6)		1.6
Depreciation and amortisation		**36.4**		27.4		23.5		20.6		20.8
Asset impairment		**–**		–		–		7.5		–
Adjusted EBITDA		**208.6**		156.2		70.3		68.6		79.6
Restructuring and other operating expenses (income)		**2.1**		(1.0)		28.1		8.0		4.1
Adjusted EBITDA before restructuring and other operating expenses (income)	**$**	**210.7**	$	155.2	$	98.4	$	76.6	$	83.7

Adjusted EBITDA is not a measure of financial performance under US GAAP and should not be considered as an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of our profitability or liquidity. All companies do not calculate Adjusted EBITDA in the same manner and, accordingly, Adjusted EBITDA may not be comparable with other companies. We have included information concerning Adjusted EBITDA because we believe that Adjusted EBITDA is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. To permit evaluation of this data on a consistent basis from period to period, Adjusted EBITDA has been adjusted for noncash charges such as goodwill and asset impairment charges, as well as nonoperating income and expense items.

Total Net Sales

Total net sales increased 25% compared to the previous year, from US$783.6 million to US$981.9 million.

Net sales from USA Fibre Cement increased 23% from US$599.7 million to US$738.6 million due to continued strong growth in sales volumes and higher average net selling prices.

Net sales from Asia Pacific Fibre Cement increased 26% from US$174.3 million to US$219.8 million due to increased sales volumes and favourable currency exchange rate differences.

Net sales from Other Fibre Cement increased 145% from US$9.6 million to US$23.5 million as the Chilean flat sheet business, the USA-based Hardie® Pipe business and the Europe Fibre Cement business continued to grow strongly.

USA Fibre Cement

Net sales increased 23% from US$599.7 million to US$738.6 million.

Sales volume increased 19% from 1,273.6 million square feet to 1,519.9 million square feet due to strong growth in primary demand for fibre cement and a favourable housing construction market.

Residential housing activity remained healthy during the year buoyed by low mortgage rates, strong house prices, low inventory levels of new homes for sale and a recovering domestic economy.

Strong growth continued in both the interior and exterior product markets and in our emerging and established markets as our products continued to take share from alternative materials, mainly wood-based and vinyl siding.

The average net selling price increased 3% compared to the previous year from US$471 per thousand square feet to US$486 per thousand square feet. This was due to an increased proportion of sales of higher-priced, differentiated products and a price increase in some regions implemented in the first quarter of this fiscal year.

In the exterior products market, there was continued strong growth in sales of higher-priced, differentiated products such as vented soffits, Heritage® panels, the ColorPlus™ Collection of pre-painted siding and Harditrim® XLD™ planks.

In the interior products market, sales of our Hardibacker 500™ half-inch backerboard grew strongly as it further penetrated its target market, helping to lift our share of the interior cement board market.

During the fourth quarter, we commenced construction of our new 300 million square foot green-field fibre cement plant at Reno, Nevada. The plant will service the rapidly growing demand in the west-coast region of the United States, and construction is expected to be completed by the end of calendar year 2004.

During the year, we completed the upgrade and began ramping-up our Blandon, Pennsylvania plant acquired from Cemplank in December 2001. The upgrade increased design capacity of the plant from 120 million square feet to 200 million square feet. We also completed the upgrade and began ramping-up our 160 million square foot panel production line at our Waxahachie, Texas plant.

Also during the year, we commissioned and commenced ramping-up our new proprietary pre-finishing line at our Peru, Illinois plant. This is expected to significantly reduce painting costs for our ColorPlus™ Collection of exterior siding, and help accelerate our market penetration in the northern region. Also at our Peru, Illinois plant, we commenced construction of the new 160 million square foot trim line, which is expected to be completed in calendar year 2004.

Asia Pacific Fibre Cement

Net sales for this segment increased 26% from US$174.3 million to US$219.8 million. Net sales increased 2% in Australian dollars. Sales volume increased 9% from 368.3 million square feet to 402.1 million square feet. Net selling price decreased by 7% primarily due to the increase in the Philippines' product mix in overall Asia Pacific net sales.

Australia and New Zealand Fibre Cement

Net sales increased 25% from US$156.3 million to US$195.5 million, primarily due to favourable foreign exchange rate differences. In Australian dollars, net sales increased 1%.

The increase in net sales in local currency was due to a 1% increase in sales volume from 298.7 million square feet to 303.0 million square feet. The average net selling price was flat compared to the previous year.

In Australia, new residential housing activity slowed during the year, but was better than industry forecasts. The impact of this was partly offset by strong residential renovation and commercial activity.

FRC™ Pipes continued to penetrate its targeted market and increased sales volumes compared to the prior year. During the year, FRC™ Pipes was successful in tendering to supply storm drainage pipes for the Sydney Orbital road project. The project involves the supply of a significant volume of FRC™ pipes over the next year.

A new pipe standard was released by Standards Australia during the year. This will enable our fibre cement pipes to compete more effectively against steel reinforced concrete pipes.

During the year, we launched ExoTec™ Facade Panel, our new premium facade panel incorporating the next generation of fibre cement composites. The new product is designed for commercial applications.

In New Zealand, new residential housing activity remained at healthy levels and demand was strong for soffits and weatherboards, including our Linea® range of weatherboards, which uses proprietary low-density technology.

Philippines Fibre Cement

Net sales increased 34% from US$18.0 million to US$24.2 million. In local currency, net sales increased 41%. This was due to a 42% increase in sales volume compared to the prior year, from 69.7 million square feet to 99.1 million square feet, partly offset by a lower average net selling price.

The average net selling price decreased 1% compared to the prior year due to a less favourable product mix between domestic and export sales.

Other Fibre Cement

Chile Fibre Cement

Our Chilean operation continued to increase its penetration of the local market in line with its targets.

Net sales increased 167% compared to the prior year due to a 103% increase in sales volume and a higher average net selling price.

The level of construction activity in Chile improved during the period after being stagnant since the end of 2001.

The average net selling price increased due to strong export sales and growth in sales of higher-priced, differentiated products.

Hardie® Pipe

Our USA Hardie® Pipe business continued to penetrate the south-east market of the United States and improve its manufacturing efficiency.

Net sales increased 95% compared to the prior year due to a 95% increase in sales volume. The average net selling price was flat compared to the previous year.

Market acceptance of our fibre cement pipes continued to grow strongly and we further increased our share of the market for our targeted diameter range of drainage pipes in Florida.

The manufacturing performance of the plant continued to improve during the period, reducing costs and increasing output, particularly of the larger diameter pipes. Despite this, manufacturing costs remain higher than our targets.

The competitive response to our entry into the south-east market remains intense.

Europe Fibre Cement

Our Europe Fibre Cement business commenced operations during the year with the launch in the United Kingdom and France markets of our Hardibacker® range of interior products and our proprietary pre-painted siding products.

Awareness of our product range among distributors, builders and contractors is growing and sales of Hardibacker® tile backer and our pre-painted siding products are in line with our expectations.

In June 2003, we commissioned a new coating line near Southampton in England. The line is used to apply the finishing coat to siding products imported from our United States business.

Artisan® Roofing

In June 2003, we commissioned our pilot roofing plant at Fontana, California. The pilot plant, which has a design capacity of 25 million square feet, was built to test our proprietary manufacturing technology and to provide product for market testing in Southern California.

Plant testing and manufacturing trials commenced during the year and the first on-site installations of the new roofing product were completed. The first commercial sales of our Artisan® Roofing product were made in the second half of the current year and further sales are expected in the first quarter of the fiscal year 2005. Interest in our roofing product within our targeted market is strong.

Gross Profit

Gross profit increased 23% from US$290.8 million to US$358.9 million due to improvements in all our major businesses. The gross profit margin decreased 0.5 of a percentage point to 36.6%.

USA Fibre Cement gross profit increased 24% due to higher sales volumes and a higher average net selling price, partly offset by an increase in unit cost of sales and higher freight costs. The higher unit cost of sales resulted primarily from higher pulp costs, increased sales of higher-priced differentiated products and the ramp-up of the new manufacturing lines at the Blandon, Pennsylvania; Waxahachie, Texas; and Peru, Illinois plants. The gross profit margin increased 0.2 of a percentage point.

Asia Pacific Fibre Cement gross profit increased 19% following improvements from Australia and New Zealand Fibre Cement, and Philippines Fibre Cement, which increased 16% and 70%, respectively. The improved result for Australia and New Zealand was due to a favourable foreign exchange difference. In the Philippines, increased sales and reduced manufacturing costs resulted in the stronger gross profit performance. The Asia Pacific Fibre Cement gross profit margin decreased 2.1 percentage points.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 12% compared to the prior year, from US$144.9 million to US$162.0 million. The increase in SG&A expenses was due mainly to sales and marketing expenses associated with growth initiatives in the USA. However, as a percentage of sales, SG&A expenses were 2.0 percentage points lower, at 16.5%.

Research and Development Expenses

Research and Development includes costs associated with "core" research projects that are aimed at benefiting all fibre cement business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs increased 36% for the period to US$14.1 million. Our Research and Development segment includes these costs and US$3.5 million of Research and Development administration expenses classified as SG&A expense.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs increased 10% to US$8.5 million.

Other Operating (Expenses)/Income

Other operating expenses of US$2.1 million in the current fiscal year mainly reflect an increase in cost provisions for our Australia and New Zealand business. In the prior year, we realised a US$1.0 million gain from the settlement of a pulp hedge contract.

EBIT[1]

EBIT increased 34% from US$128.8 million to US$172.2 million. The EBIT margin increased 1.1 percentage points to 17.5%.

USA Fibre Cement EBIT increased 26% from US$155.1 million to US$195.6 million. The increase was due to strong growth in net sales, partly offset by an increase in unit cost of sales, freight and SG&A expenses. The EBIT margin increased 0.6 of a percentage point to 26.5%.

Asia Pacific Fibre Cement EBIT increased 38% from US$27.3 million to US$37.6 million. The EBIT margin increased 1.4 percentage points to 17.1%.

Australia and New Zealand Fibre Cement EBIT increased 30% from US$27.2 million to US$35.4 million primarily due to favourable foreign exchange rate differences. In Australian dollars, EBIT increased 5% mainly due to lower SG&A expenses, partly offset by a temporary decrease in manufacturing performance at the Rosehill, NSW plant during the year and increased freight costs. The EBIT margin was 0.7 of a percentage point higher, at 18.1%.

Our Philippines business recorded a US$2.2 million EBIT for the year compared to a US$0.1 million EBIT for the prior year.

The Chile Fibre Cement business recorded its first full year positive EBIT since commencing commercial production in 2001.

Despite continued strong volume growth and improved manufacturing performance, our USA Hardie® Pipe business incurred an operating loss for the year due to low prices and higher than targeted unit costs.

Our Europe Fibre Cement business became operational during the year and incurred an operating loss, as expected.

General corporate costs decreased by US$2.4 million from US$29.9 million to US$27.5 million. This decrease was primarily due to a reduction in employee bonus plan expense and a US$1.6 million gain from the positive resolution of a vendor dispute, partly offset by changes in a number of other corporate expenses.

Net Interest Expense

Net interest expense decreased by US$9.9 million from US$19.9 million to US$10.0 million. In the prior year, we incurred a US$9.9 million make-whole payment from the early retirement of US$60 million of long-term debt. Interest expense decreased further by US$2.7 million due to lower average borrowings. These decreases in net interest expense were partially offset by a US$2.7 million decrease in interest income due to lower average cash balances compared to the previous year.

Other Income, net

We realised a gain before income tax of US$4.5 million on the sale of property formerly owned by one of our New Zealand subsidiaries. Additionally, a previously recorded liability related to potential contingent legal claims was reversed, resulting in income of US$4.3 million. We also realised US$0.1 million in net investment income. These income items were partially offset by an impairment charge of US$2.2 million that we recorded on an investment in a company that filed a voluntary petition for reorganisation under Chapter 11 of the US bankruptcy code. Additionally, we incurred an expense of US$3.2 million primarily due to a capital duty fee paid in conjunction with our Dutch legal structure. We incurred this to extend the scope of our international finance subsidiary to lend to global operations.

Income Tax Expense

Income tax expense increased by US$14.3 million from US$26.1 million to US$40.4 million due to the increase in profit. We expect the effective income tax rate to be in the 25-30% range in fiscal year 2005.

Operating Profit from Continuing Operations[1]

Income from continuing operations increased by 50% or US$41.8 million, from US$83.5 million for the prior year to US$125.3 million this year.

Discontinued Operations

We recorded income from discontinued operations of US$4.3 million in 2004 compared to US$87.0 million in the prior year. The current year amount primarily includes a favourable outcome from matters related to our former Gypsum business and a gain on the sale of our New Zealand Building Systems business, net of other wind-up costs of Gypsum and other discontinued businesses. The previous fiscal year primarily consisted of net profit related to the sale of our Gypsum operations and Las Vegas land related to our Gypsum operations.

[1] See **Definitions** on page 47

Liquidity and Capital Resources

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

We had cash and cash equivalents of US$72.3 million as of 31 March 2004. At that date we also had credit facilities totalling US$446.0 million of which US$175.8 million was outstanding. Our credit facilities are all uncollateralised and consist of the following:

(Millions of US dollars)

Description	Interest Rate at 31 March 2004	Total Facility at 31 March 2004	Principal Outstanding at 31 March 2004
US$ notes, fixed interest, repayable annually in varying tranches from November 2004 through November 2013	7.09%	$ 165.0	$ 165.0
A$ revolving loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, can be repaid and redrawn until maturity in November 2006	N/A	152.0	–
US$ stand-by loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin until maturity in April 2005	N/A	117.5	–
US$ line of credit, can be drawn down in Chilean Pesos, variable interest based on Chilean Tasa Activa Bancaria rate plus margin until maturity in October and December 2004	3.24%	11.5	10.8
Total		**$ 446.0**	**$ 175.8**

Cash Flow

Net operating cash inflows increased by US$97.8 million to US$162.6 million during the fiscal year compared to the prior fiscal year. Net income, after adjusting for the gain on disposal of subsidiaries and businesses and for a gain on sale of land and buildings, increased by US$35.6 million. Adjusting further for non-cash items included in net income, cash flows from operations increased additionally by US$36.7 million. Other working capital changes caused a net increase in cash of US$25.5 million.

Net investing activities produced a cash outflow of US$58.0 million during the year compared to a cash inflow of US$237.9 million for the prior year. The decrease was primarily due to proceeds from the sale of our Gypsum business and from the Las Vegas land sale, which was partially offset by a US$57.1 million payment related to the transfer of control of ABN 60 in fiscal 2003 that did not recur in fiscal 2004. In addition, we spent US$15.4 million less on capital expenditure during the year compared to the previous year.

The US$5.0 million from the sale of businesses resulted from the sale of our New Zealand Building Systems business in May 2003. The US$10.9 million from property sold resulted primarily from land and buildings of our Australia/New Zealand segment that we sold for cash in March 2004. The US$74.8 million capital expenditures in the current period resulted primarily from continued operating plant expansions and construction and new property purchases.

Net financing activities resulted in an outflow of US$87.9 million for the year compared to a US$279.4 million outflow in the prior year. The current year outflow resulted primarily from the return of capital of US$68.7 million and the dividends paid of US$22.9 million. In the prior year, the return of capital was higher by US$26.1 million. Additionally, in the prior year, we repaid US$160.0 million of bank debt, which did not recur in the current year. Net proceeds from borrowings decreased by US$5.0 million to US$0.5 million. The proceeds of US$3.2 million represent stock option exercises during the year.

Capital Requirements and Resources

Our capital requirements consist of expansion, renovation and maintenance of our production facilities and construction of new facilities. Our working capital requirements consisting primarily of inventory and accounts receivable and payables fluctuate seasonally and increase prior to and during months of the year when overall construction and renovation activity volumes increase. We have historically funded cash flow shortfalls with cash generated from divestiture of non-fibre cement business operations and other business assets and from available cash under bank debt facilities.

During fiscal year 2004, our continuing businesses generated cash in excess of our capital requirements. As we continue expanding our fibre cement businesses, we expect to use cash primarily generated from our operations to fund capital expenditures and working capital. We expect to spend significantly during fiscal year 2005 on capital expenditures that include facility upgrade and new facility construction. Upgrades generally include required expenditures to maintain our facilities and expenditures for implementing new fibre cement technologies. If we do not generate sufficient cash from operations to fund our planned capital expenditures and working capital requirements, we believe the cash and cash equivalents, and cash available at 31 March 2004 of approximately US$270.2 million under debt facilities, will be sufficient to meet any cash shortfalls during the next two to three years.

Beyond three years, we intend to rely, for the most part, on increased market penetration of our products and increased profitability from a more favourable product mix to generate cash to fund our growth. Historically, our products have been well accepted by our market and our product mix has changed towards higher priced differentiated products that generate higher margins. We are relying on the markets for our products to continue recognising that value to achieve sufficient market penetration and a product-mix sufficiently profitable to fund our growth plans. We also intend to maintain sufficient levels of available cash under bank debt facilities to offset any cash shortfall.

We believe that we will be able to continue increasing our market share by further market penetration against competing products. Generally, over the past three years, a large part of our growth resulted from market share increases, especially in our major market of North America. We have historically acquired market share from vinyl and wood-based products in this market and believe that our success is based primarily on our superior and proprietary product and production technologies that give us competitive product advantages. We expect to continue our research and development activities over the short and long-term to maintain, improve and increase our technology advantages. Based on our market penetration history, technology benefits from our research and development activities, and other factors, we expect that our market penetration trend will continue over the short and longer-term.

We believe our business is affected by general economic conditions and interest rates in the United States and in other countries since these factors may affect the number of new housing starts and the level of housing prices and household income levels. We believe that housing prices, which may affect available owner equity, and household income levels are contributors to the currently robust renovation and remodel markets for our products. We believe continued improvements in general economic conditions and continued low mortgage interest rates will maintain new housing starts and the renovation and remodel markets at historically high levels, which we expect will result in our operations generating cash flow sufficient to fund the majority of our planned capital expenditures. It is possible that a decline in residential housing starts in the United States and in other countries, in which we manufacture and sell our products, would negatively impact our growth and current levels of revenue and profitability and therefore decrease our liquidity and our ability to generate sufficient cash from operations to meet our capital requirements. The anticipated interest rate increase in the United States during calendar year 2004 may slow down new housing starts in the United States and decrease housing prices, which may reduce demand for our products.

Pulp is a primary ingredient to our fibre cement formulation and affects our working capital requirements. Pulp prices have risen during fiscal year 2004 and it is possible that they will continue rising. To minimise additional working capital requirements caused by rising pulp prices, we may seek to enter into contracts with suppliers for the purchase of pulp that could fix our pulp prices over the longer-term. However, if pulp prices do not continue rising, our cash generated from operations may be negatively impacted if pulp pricing is fixed over the longer-term.

Freight costs have increased due to higher fuel prices and an increase in the average length of haul of our products from our facilities to our customers' facilities. We expect fuel costs to remain higher, which will increase our working capital requirements as compared to fiscal year 2004.

We anticipate that, during our involvement with the Special Commission of Inquiry, we will incur increased administration expenses of approximately US$1.0 million each month.

The collective impact of the foregoing factors, and other factors, may affect our ability to generate sufficient cash flows from operations to meet our short and longer-term capital requirements. We believe that we will be able to fund any cash shortfalls with cash available under our bank debt facilities and that we will be able to maintain sufficient cash available under those facilities. Additionally, we could determine it necessary to scale back or postpone our expansion plans to maintain sufficient capital resources over the short and longer-term.

Capital Expenditures
Our total capital expenditures, including amounts accrued, for continuing operations for fiscal year 2004 was US$74.1 million. The capital expenditures were primarily used to create additional low cost, high volume manufacturing capacity to meet increased demand for our fibre cement products and to create new manufacturing capacity for new fibre cement products.

Significant capital expenditures in fiscal year 2004 included the completion of: (i) our upgrade to our Blandon, Pennsylvania plant, (ii) our panel production line at our Waxahachie, Texas plant, (iii) our new pre-finishing line at our Peru, Illinois plant and (iv) our pilot roofing plant in Fontana, California. In addition, we commenced construction on our new green-field plant at Reno, Nevada and on our new trim line at our Peru, Illinois plant.

Contractual Obligations

The following table summarises our significant contractual obligations at 31 March 2004:

		Payments due During Fiscal Year Ending 31 March			
(Millions of US dollars)	Total	2005	2006 to 2007	2008 to 2009	After 2009
Long-Term Debt	$ 165.0	$ 17.6	$ 52.8	$ 54.3	$ 40.3
Interest on Long-Term Debt	55.6	11.7	19.2	13.1	11.6
Operating Leases	128.3	12.5	22.0	18.6	75.2
Purchase Obligations[1]	26.8	26.8	–	–	–
Line of Credit	10.8	10.8	–	–	–
Total	$ 386.5	$ 79.4	$ 94.0	$ 86.0	$ 127.1

1 Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally binding on the company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions. Purchase obligations listed above primarily represent commitments to purchase capital expenditures. The company did not have any agreements with variable price provisions.

The table above does not include amounts related to our future funding obligations for our Australian defined benefit plan. We estimate that our pension plan funding will be approximately US$3.0 million for fiscal year 2005. Projected payments beyond fiscal year 2005 are not currently determinable. See Note 9 to our consolidated financial statements on page 82.

See Notes 11 and 14 to our consolidated financial statements on pages 84 and 86 for further information regarding long-term debt and operating leases, respectively.

Off-Balance Sheet Arrangements

As of 31 March 2004 and 2003, we did not have any material off-balance sheet arrangements.

Inflation

We do not believe that inflation has had a significant impact on our results of operations for fiscal year 2004.

Seasonality and Quarterly Variability

Earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the quarters ending December and March reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the quarter ending March is usually affected by a slowdown due to summer vacations. In the Philippines, construction activity diminishes during the wet season from June to September. In Chile, we also experience decreased construction activity from May through September due to weather. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.

Outlook

In North America, housing construction continues to be buoyed by low interest rates and strong house prices and the short-term outlook remains positive with indicators of future activity including housing starts, permits and builder confidence all at high levels.

Despite expectations of higher interest rates later in the year, the fundamental drivers of housing demand continue to look positive. The US domestic economy is strengthening and demographic factors such as immigration, internal migration and household formation all suggest healthy levels of housing demand over the medium to longer-term.

Our North American business is expected to generate further top-line and market share growth as it continues to penetrate its exterior and interior product categories across its established and emerging markets.

In Australia and New Zealand, the renovations and commercial segments are expected to remain buoyant over the short-term, but new housing activity in Australia is expected to further soften. Increased sales and improved plant operating efficiencies are expected.

In the Philippines, stronger domestic and export demand is expected from increased construction activity, reflecting more favourable economic conditions in the region. Increased demand and more cost savings should further improve operating performance.

In Chile, the business is entering its seasonal slow down period, but construction activity is expected to be stronger during this period than a year ago. Further market penetration and share growth is expected as awareness of our expanded product range among builders, distributors and contractors continues to increase.

The USA Hardie® Pipe business is continuing to grow sales as it penetrates the south-east market and is lifting production to meet growing demand. Further progress is expected to improve plant operating efficiency and lower manufacturing costs.

In Europe, further market penetration is expected as the business continues to build awareness of its products among builders, contractors and distributors.

Critical Accounting Policies

Our accounting policies affecting our financial condition and results of operations are more fully described in Note 2 to our consolidated financial statements on page 76. Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying value of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Sales

We record estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other rebates and discounts. Rebates and discounts are recorded based on management's best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

Accounts Receivable

We evaluate the collectibility of accounts receivable, based on historical bad debts, customer credit-worthiness, current economic trends and changes in our customer payment activity, on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. While credit losses have historically been within our expectations, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances which would increase our SG&A expenses.

Inventory

Inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If our estimate for the future demand for inventory is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross profit.

Accrued Warranty Reserve

We offer various warranties on our products, including a 50-year limited warranty on certain of our fibre cement siding products in the United States. Because our fibre cement products have only been used since the early 1980s, there is a risk that these products will not perform in accordance with our expectations over an extended period of time. A typical warranty program requires that we replace defective products within a specified time period from the date of sale. We record an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, we adjust the adequacy of our warranty provisions as necessary. While our warranty costs have historically been within its calculated estimates, if our experience is significantly different from our estimates, it could result in the need for additional reserves.

Accounting for Income Tax

We account for income taxes according to SFAS No. 109, "Accounting for Income Taxes," under which we compute our deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at 31 March 2004. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely. Additional information regarding accounting for income taxes is included in Note 16 to the consolidated financial statements on page 89.

Directors' Report *Year Ended 31 March 2004*

Your Directors present their report on the consolidated entity consisting of James Hardie Industries NV (JHI NV) and the entities it controlled at the end of, or during, the year ended 31 March 2004 (collectively referred to as James Hardie).

Directors

At the date of this report the members of the Supervisory Board are: Mr AG McGregor (Chairman), Ms M Hellicar, Messrs MR Brown, MJ Gillfillan, JRH Loudon, GJ Clark, PS Cameron, DG McGauchie and JD Barr and Management Board members are: Messrs PD Macdonald and FH Zwinkels. The Joint Board consists of all of the members of the Supervisory Board plus PD Macdonald.

JHI NV Board changes between 1 April 2003 to the date of this report were: Messrs PS Cameron and DG McGauchie were appointed to the Supervisory and Joint Boards by shareholders on 15 August 2003, Mr FH Zwinkels was appointed to the Managing Board by shareholders on 15 August 2003 and Mr JD Barr joined the Supervisory and Joint Board on 18 September 2003.

Directors' qualifications, experience, special responsibilities and period in office are set out in the Directors' profiles on pages 32 – 33.

Company Secretary

Mr W (Pim) Vlot.

Corporate Governance

Details of JHI NV's corporate governance and Board Committees are set out on pages 60 – 67.

Directors' attendance at JHI NV Board and Board committee meetings during the fiscal year 2004:

	Boards of Directors				***Committee***					
Member	Joint Board		Supervisory Board		Audit		Remuneration		Nominating and Governance	
	H	A	H	A	H	A	H	A	H	A
AG McGregor	6	6	2	2	6	6	3	3	3	3
M Hellicar	6	6	2	2	–	–	3	3	2	2
MR Brown	6	6	2	2	6	6	–	–	–	–
MJ Gillfillan	6	5	2	2	6	6	–	–	2	2
JRH Loudon	6	6	2	2	6	5	–	–	–	–
GJ Clark	6	5	2	2			–	–	2	2
PS Cameron	4	4	1	1	–	–	–	–	3	3
DG McGauchie	4	4	1	1	–	–	–	–	2	2
JD Barr	3	3	1	1	–	–	2	2	–	–
PD Macdonald	6	6	–	–	–	–	–	–	–	–
	Management Board									
PD Macdonald	4	4	–	–	–	–	–	–	–	–
FH Zwinkels	3	3	–	–	–	–	–	–	–	–

H = Number of meetings held during the time the Director held office or was a member of the Committee during the fiscal year.
A = Number of meetings attended during the time the Director held office or was a member of the Committee during the fiscal year. Non-Committee members also attend Committee meetings from time to time – such attendances are not shown.

Directors' relevant interests in JHI NV securities:

Supervisory Board

Members	Shares/CUFS[1]	Members	Shares/CUFS[1]
AG McGregor[2]	8,614,895	GJ Clark	12,290
M Hellicar	7,934	PS Cameron	11,602
MR Brown	12,901	DJ McGauchie[3]	4,743
MJ Gillfillan	52,901	JD Barr	21,000
JRH Loudon	3,480		

Managing Board

Members	Shares/CUFS	Options
PD Macdonald[4]	428,980	3,774,000
FH Zwinkels[5]	–	8,775

1 Supervisory Board Share Plan (SBSP) allotment of 1,260 shares to AG McGregor, 2,225 shares to M Hellicar, 1,260 shares to MR Brown, 1,260 shares to MJ Gillfillan, 1,839 shares to JHR Loudon, 5,620 shares to GJ Clark, 5,602 shares to PS Cameron and 1,743 shares to DJ McGauchie was made on 22 August 2003 at A$7.52 per JHI NV share/CUFS under the terms of the SBSP approved by JHI NV shareholders at the 2002 Annual General Meeting. Each participant's 22 August 2003 mandatory participation of 1,260 JHI NV shares/CUFS is subject to voluntary escrow period ending on 22 August 2005. In addition, AG McGregor, M Hellicar, MR Brown, MJ Gillfillan, JRH Loudon and GJ Clark each hold 1,641 shares/CUFS subject to a voluntary escrow period ending 27 August 2004.

2 Madingley Nominees Pty Limited holds as custodian 5,121,200 shares/CUFS owned by Andrew Thyne Reid Charitable Trust of which Mr McGregor is one of the Trustees. Its voting power is qualified to the extent that it must act in accordance with the terms of the Trust. Mr McGregor has no beneficial interest or entitlement in these shares/CUFS. An additional 3,220,268 shares/CUFS are held by Raasay Pty Limited and 270,526 shares/CUFS are held by Gonville Pty Limited for discretionary family trusts. In some cases, Mr McGregor is included amongst possible beneficiaries and is a director of the trustee company.

3 Mr McGauchie holds 3,000 shares/CUFS as Trustee of a superannuation fund.

4 Mr Macdonald purchased on market 164,000 CUFS at an average price of A$7.2383 in November 2003 and 3,600 CUFS beneficially and 380 CUFS non-beneficially in March 2004 at an average price of A$6.80.

5 In December 2003, Mr Zwinkels exercised 2,925 options at A$6.45 per option and sold 2,925 shares/CUFS at A$7.05 per share.

Options

Details of JHI NV options granted and options exercised during the reporting period are set out in Note 18 to the Consolidated Financial Statements.

Insurance and indemnification of Directors and officers

During the financial year, James Hardie paid premiums for insurance policies insuring any past, present or future Director, secretary, executive officer or employee of James Hardie including JHI NV Directors named above, against certain liabilities. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.

Under the JHI NV Articles of Association, every Director, officer, employee and agent of JHI NV and every person who, at the request of JHI NV, serves as a Director, officer or agent of another entity (in each case, an "Indemnified Person"), is indemnified out of property of JHI NV against:

a) liabilities reasonably incurred by the Indemnified Person in connection with any action to which the Indemnified Person is a party by reason of being an Indemnified Person (other than an action brought by or in the name of JHI NV), provided that the Indemnified Person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of JHI NV and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful;

b) expenses reasonably incurred by the Indemnified Person in connection with successfully defending any action described in a) above; and

c) expenses reasonably incurred by the Indemnified Person in connection with successfully defending any action brought by or in the name of JHI NV to which the Indemnified Person is a party by reason of being an Indemnified Person, provided that the Indemnified Person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of JHI NV, and provided that there was no gross negligence or willful misconduct on the part of the Indemnified Person in the performance of his duty to JHI NV (unless a Court having jurisdiction determines otherwise).

During the year several Australian Directors of JHI NV have received revised deeds of indemnification in accordance with the Articles and Dutch law.

Principal activities

Principal activities of James Hardie during the financial year were the manufacture and marketing of fibre cement products in: the USA, Australia, New Zealand, Philippines and Chile. James Hardie also sells fibre cement products in Asia, the United Kingdom and Northern Europe.

Review and results of operations

A review of James Hardie's operations during the fiscal year and of the results of those operations is contained in the Performance Highlights on pages 3 – 7 and in Management's Discussion and Analysis (MD&A) on pages 46 – 54.

Other disclosures

Readers are referred to the company's form 20-F document which is filed with the US Securities and Exchange Commission (SEC) prior to September 30 annually, and which contains additional disclosures prescribed by SEC rules. The form 20-F filing can be accessed through the Investor Relations area of the company's website at www.jameshardie.com

Significant changes in state of affairs

The Directors are not aware of any significant change in the state of affairs of James Hardie during the financial year that is not covered in this Annual Report.

Post financial year events

Since the end of the financial year James Hardie:

- Continues to be the subject of an inquiry, established by the State Government of New South Wales, Australia, into how the Medical Research and Compensation Foundation was set up in February 2001 and funded to meet asbestos compensation claims in relation to two former James Hardie group companies, Amaca Pty Ltd and Amaba Pty Ltd. (Further details are provided in Note 14 to the Consolidated Financial Statements).
- Established a captive insurance company in Guernsey to facilitate management of excess provisions and gaps under James Hardie major insurance cover underwritten by external insurance providers.

The Directors are not aware of any matter or circumstance since the end of the financial year not otherwise dealt with in this Annual Report that has significantly affected, or may significantly affect, the operations of James Hardie, other than as contained in the Chief Executive Officer's Report on pages 10 – 11.

Financial position, outlook and future needs

The financial position, outlook and future needs of James Hardie are set out in the Chief Executive Officer's Report on pages 10 – 11 and in the Chief Financial Officer's Report on pages 12 – 13. In the Board's opinion, any further disclosure of information could prejudice James Hardie's interests.

Research and Development

Information on James Hardie's Research and Development activities is contained in the Chief Executive Officer's Report on pages 10 – 11 and in the section entitled Our Investment in R&D on pages 28 – 29.

Employees

Information on James Hardie employees is set out on pages 36 – 37.

Environmental regulations and performance

The manufacturing and other ancillary activities conducted by James Hardie are subject to licenses, permits and agreements issued under environmental laws that apply in each respective location.

Under the applicable licenses and trade waste agreements, discharges to water, air and the sewerage system and noise emissions are to be maintained below specified limits. In addition, dust and odour emissions from the sites are regulated by local government authorities.

Solid wastes are removed to licensed landfills and a program is in place to reduce waste produced from the manufacturing process.

James Hardie has in place an integrated environmental, health and safety management system which includes regular monitoring, auditing and reporting within James Hardie. The system is designed to continually improve James Hardie's performance and systems with training, regular review, improvement plans and corrective action as priorities.

Further information on James Hardie's environmental aims is set out on page 41.

Dividends

The Joint Board has declared a dividend of 3 cents US currency per share. CUFS holders will be paid the dividend in Australian currency on 1 July 2004 if they are registered as at the close of business on 10 June 2004 (AEST). ADR holders will receive payment in US currency.

During the financial year JHI NV paid dividends of:

- US2.5 cents per share (A3.45 cents per CUFS) on 16 December 2003. ADR holders received payment in US currency.
- US2.5 cents per share (A3.76 cents per CUFS) on 2 July 2003. ADR holders received payment in US currency.

Capital Return

JHI NV made a capital return of 13.05 Euro cents per share. Payment of A21.10 cents per CUFS was made to CUFS holders in Australian currency on 19 November 2003. ADR holders received payment in US currency at the rate of US14.99 cents per share.

Directors' and executives' emoluments

James Hardie aims to provide competitive total compensation by offering a package of fixed pay and benefits and variable performance pay, based on both medium and short-term incentives.

James Hardie's executive compensation program is based on a pay for performance policy that differentiates compensation amounts based on an evaluation of performance results in two basic areas: the business and the individual. The program is administered by the Remuneration Committee. The Remuneration Committee reviews and approves all individual compensation recommendations for senior executives. The composition and responsibilities of the Committee are set out in the Corporate Governance section on pages 60 – 67 and further information is available on the company's website at www.jameshardie.com.

The Chief Executive Officer makes recommendations to the Remuneration Committee on the compensation of James Hardie's key executives, based on assessments and advice from independent compensation consultants regarding the compensation practices of James Hardie and others specific to the countries in which James Hardie operates. However, the Remuneration Committee makes the final compensation decisions concerning these officers, the objective being to:

- Provide fixed pay (base salaries) to attract and retain key executives who are critical to James Hardie's long-term success by providing a guaranteed level of income that recognises the market value of the position as well as internal equities between roles, and the individual's capability, experience and performance. Base pay for management typically approximates or is slightly above the median salary for positions of similar responsibility in peer groups.
- Provide annual variable compensation awards that reward increases in James Hardie's economic profit, as well as agreed business and individual performance outcomes. Target incentive amounts are designed to be competitive by providing top quartile bonus payments for top quartile performance.
- Reinforce the executive officers' alignment with the financial interest of shareholders by providing equity-based medium-term incentives (share options and shadow share plans). Award levels are determined based on market standards and the individual's responsibility, performance and potential to enhance shareholder value. The Remuneration Committee uses the dilution-based methodology to determine the appropriate number of options to grant each year and benchmarks peers to allocate the shares appropriately to the executives.

Remuneration and other terms of employment for the Chief Executive Officer and certain other senior executives are formalised in service agreements.

Remuneration of non-executive Directors is determined by the Joint Board within the maximum amount approved by the shareholders from time to time. Shareholders at the 2002 JHI NV Annual General Meeting approved, in accordance with ASX Listing Rule 10.14, effective for a three-year period, a Supervisory Board Share Plan (SBSP). Under the SBSP, members of the Supervisory Board are required to accept at least US$10,000 of their annual fees in ordinary shares/CUFS in JHI NV which are subject to a two-year restricted trading period. Under the SBSP, members of the Supervisory Board will also be entitled to receive a greater proportion of their remuneration in JHI NV shares if they so elect. The issue price is the average of the market closing prices at which CUFS were quoted on the ASX during the five business days preceding the day of issue.

Non-executive Directors Messrs AG McGregor and MR Brown and Ms M Hellicar also have accrued retirement benefits up to July 2002 in accordance with a discontinued shareholder-approved scheme and together with Messrs PS Cameron and DG McGauchie receive Australian mandated 9% superannuation guarantee contributions on their fees. The Joint Board uses independent experts in Australia and the USA to benchmark Directors' remuneration against peer companies.

Details of the nature and amount of each element of the emoluments of each Director of JHI NV and each of the five current officers of James Hardie receiving the highest emoluments are set out in the following tables.

JHI NV Directors' emoluments

Non-Executive Directors	Directors' Cash Fees US$	JHI NV Stock[1] US$	Total US$
AG McGregor	160,000	10,000	170,000
M Hellicar	43,333	20,000	63,333
MR Brown	53,333	10,000	63,333
MJ Gillfillan	53,333	10,000	63,333
JRH Loudon	47,333	16,000	63,333
GJ Clark	–	63,333	63,333
PS Cameron	–	63,333	63,333
DG McGauchie	31,667	15,000	46,667
JD Barr	33,519	–	33,519
Total emoluments for non-executive directors	422,518	207,666	630,184

1 The annual allocation to non-executive directors of JHI NV stock to the value of US$10,000 was approved by stockholders at the 2002 Annual General Meeting. The non-executive directors can elect to take additional stock in lieu of fees.

Managing Board Directors	Base Pay US$	Bonuses US$	**Total Cash Pay US$**	Superannuation and other Benefits US$	Shadow Share & Options[1] US$
PD Macdonald	822,500	1,745,390	**2,567,890**	27,693	593,558
FH Zwinkels	121,756	27,921	**149,677**	24,241	3,345
Total emoluments for executive directors	944,256	1,773,311	**2,717,567**	51,934	596,903

1 Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in emoluments during the period in which the options vest. Shadow share expense included in emoluments is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares. A$/US$ foreign exchange movements also affect the result. Actual benefit received depends on the JHI NV share price and foreign exchange rates at time of exercise.

Emoluments of five most highly remunerated current officers excluding JHI NV Directors

	Base Pay US$	Bonuses US$	**Total Cash Pay US$**	Superannuation and other Benefits US$	Shadow Share & Options[2] US$	Relocation Allowances and other Non-recurring US$
Louis Gries	439,427	753,720	**1,193,147**	126,725	228,535	–
Phillip Morley	327,630	445,742	**773,372**	90,802[1]	580,926	–
Don Merkley	315,577	437,401	**752,978**	80,503	173,176	–
Peter Shafron	307,500	375,951	**683,451**	46,625	360,222	16,356
Dave Merkley	285,577	394,064	**679,641**	80,481	135,437	–

1 Gross up of tax on the increase/decrease in the investment value of superannuation is included for Mr P Morley.

2 Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in emoluments during the period in which the options vest. Shadow share expense included in emoluments is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares; A$/US$ foreign exchange movements also affect the result. Actual benefit received will depend on the JHI NV share price and foreign exchange rates at time of exercise.

This report is made in accordance with a resolution of the Directors of the Joint Board.



AG McGregor
Chairman Supervisory
and Joint Boards



PD Macdonald
Chief Executive Officer and
Chairman Managing Board

Signed at Amsterdam, The Netherlands, 11 May 2004.

Corporate Governance Principles

This section of our report contains more detailed information about our corporate governance principles and practices. Further information is also available from the Investor Relations section of our website at www.jameshardie.com

A summary of our approach to corporate governance appears on page 43 of this annual report.

ASX Principles and Recommendations

On 31 March 2003, ASX Corporate Governance Council released a publication titled *Principles of Good Corporate Governance and Best Practice Recommendations,* setting out 10 core principles and 28 best practice recommendations which the ASX Corporate Governance Council believes underlie effective corporate governance.

As James Hardie's fiscal year ends on 31 March, we are required to formally report on the best practice recommendations for this year, the fiscal year ended 31 March 2004. However, in the interests of good governance and disclosure, we reviewed our compliance with the best practice recommendations for the year ended 31 March 2003. This year's report describes the steps we have taken to comply with the ASX Corporate Governance Council's Best Practice Recommendations (ASX Corporate Governance Council Recommendations).

The company has also created a Corporate Governance section in the Investor Relations area of its website at www.jameshardie.com to provide more detailed information on the company's corporate governance arrangements and copies of relevant policies and charters.

Corporate Governance at James Hardie

As a multi-national organisation, James Hardie operates under the regulatory requirements of numerous jurisdictions and organisations, including the ASX, the Australian Securities and Investment Commission (ASIC), the New York Stock Exchange (NYSE), the US Securities and Exchange Commission (SEC), the laws of The Netherlands and numerous other rule-making bodies.

We think it is important that our behaviour reflects the spirit, as well as the letter, of the law and we aim to govern the company in a way that meets or exceeds appropriate community expectations.

James Hardie's corporate governance framework includes the following key features and practices. These are reviewed regularly and upgraded or changed as appropriate to reflect the company's interests, changes in law and what is generally regarded as sound practice.

Board Structure

James Hardie has a multi-tiered board structure, which is consistent with Dutch corporate law. This structure consists of a Managing Board, a Supervisory Board and a Joint Board.

The **Managing Board** includes only executive officers and is responsible for overseeing general affairs, operations and finance, including the treasury. The Managing Board is chaired by the Chief Executive Officer, Mr Peter Macdonald.

The **Supervisory Board** includes only non-executive directors, including the Chairman, Mr Alan McGregor, and is responsible for advising and supervising the Managing Board based on the best interests of the company, including the interests of the shareholders.

The **Joint Board** currently includes all of the members of the Supervisory Board, ie the Chairman of the Supervisory Board and the non-executive directors, as well as the Chairman of the Managing Board, ie the CEO. In its role and composition, the Joint Board is James Hardie's equivalent of a full board of directors of a USA or an Australian public company.

The Chairman of the Joint Board must be an independent, non-executive director. The Joint Board must always include at least a two-thirds majority of independent directors.

In this annual report, a reference to "the Board" is a reference to the Joint Board.

The company's Board structure is consistent with ASX Corporate Governance Council Recommendations 1.1, 2.1, 2.2 and 2.3.

Board Mission and Responsibilities

A key responsibility of the Board is determining strategy and monitoring company performance. To this end, the company adopts a three-year business plan and a 12-month operating plan. Financial results and performance are closely monitored against the operating plan.

The Board also ensures that the company has in place effective external disclosure policies and procedures so that shareholders and the financial markets are fully-informed on all matters that might influence the share price.

The core responsibility of directors is to exercise their business judgment in the best interests of the company and its shareholders. Directors must fulfil their fiduciary duties to shareholders in compliance with all applicable laws and regulations. As appropriate, directors will also take into consideration the interests of other stakeholders in the company, including employees, customers, creditors and others with a legitimate interest in the company's affairs.

In discharging their duties, directors are provided with direct access to, and may rely upon, the company's senior executives and outside advisors and auditors. Board committees and individual directors may seek independent professional advice at the company's expense for the purposes of the proper performance of their duties.

The tables on page 55 of this annual report summarise the composition of the company's Boards and Board Committees and each Board member's attendance at meetings during the year.

The responsibilities of the Board are consistent with ASX Corporate Governance Council Recommendation 1.1.

Qualifications

Directors should possess qualifications, experience and expertise which will assist the Board in fulfilling its responsibilities, as well as assist the company in achieving future growth. The skills, experience and relevant expertise of each director, and his or her term of appointment, is summarised on pages 32 – 33 of this annual report and also appears on the company's website.

Directors must also be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Committee meetings.

Members of our Supervisory Board, who are elected by our shareholders, and members of our Managing Board (other than our Chief Executive Officer) are elected for a three-year term. In each case the term expires at the end of the third annual meeting of shareholders following election.

The responsibilities of directors and the company's expectations of them are set out in a letter at the time the director is appointed, and are consistent with ASX Corporate Governance Council Recommendation 1.1.

Tenure

The Board does not believe that arbitrary limits on the tenure of directors are appropriate, or in the best interests of the company and its shareholders. Limits on tenure may cause the loss of experience and expertise that are important contributors to the long-term growth and prosperity of the company. Conversely, the Board does not believe that directors should expect to be automatically nominated for re-election at the end of their three-year term, but that their nomination for re-election should be based on their individual performance and the needs of the company.

Standards of Performance

The Nominating and Governance Committee conducts performance and evaluation processes for directors. These are important factors in determining nominations for re-election as well as for selecting new nominees for new directors.

This year, the Board, and individual directors, underwent an independent, external review and assessment. This process was conducted in accordance with the charter of the Nominating and Governance Committee and was designed to answer questions such as whether the board is focusing on the right issues and using its time efficiently.

Each of the non-executive directors was interviewed, as were members of corporate management and the Board consultant. The review covered relative strengths and weaknesses of the Board compared to other boards and it reviewed former decisions and the lessons that emerged from those decisions. It also covered meeting planning and process, Board composition and structure, director performance, relations with management, Board renewal and succession issues. The report, which included advice about improving performance, was given to the Chairman of the Nominating and Governance Committee and discussed with directors.

The independent review and assessment of the Board and of individual directors is consistent with ASX Corporate Governance Council Recommendation 8.1.

Independence

All directors are expected to bring their independent views and judgment to the Board and must declare any potential or actual conflicts of interest.

The Board has a policy that at least a two-thirds majority of its members must be independent. In addition, the office of Chairman of the Board and Chief Executive Officer cannot be held by the same person simultaneously, other than in special circumstances and/or for a short period of time.

The company's Board structure is consistent with ASX Corporate Governance Council Recommendations 2.2 and 2.3.

In determining the independence of directors and whether a director has a material relationship with the company or another party that might impair their independence, the Board considers all relevant facts and circumstances, including:

- company stock owned, either directly or indirectly, by the director;
- compensation received by the director or a family member (other than amounts received for service to the Board);
- employment by the company (or any of its affiliates) of the director or a family member, whether such employment is current or in the past;
- past or present business relationships between (i) the director or a family member or any business entity associated with them and (ii) any of the company, the company's auditors, advisors, vendors, customers, or other business entities or individuals providing services to the company;
- any interlocking Board or other company committee relationships; and
- any other direct or indirect relationship between the director and the company that may be material.

The Board may determine that a director is independent, even if there is a material relationship. This may occur if that relationship is not considered by the Board to influence, or be perceived to influence, the director's decisions in relation to the company.

The Board has not set materiality thresholds and will consider all relationships on a case-by-case basis, having regard to the accounting standards' approach to materiality.

The company's criteria for determining the independence of directors is consistent with the definition of "independence" set out in Box 2.1 of ASX Corporate Governance Council Recommendation 2.1, save for tenure.

The Board has considered the issue of the independence of the company's directors and determined that each of the members of the Joint Board is independent, other than Mr Peter Macdonald and Mr Peter Cameron. Mr Folkert Zwinkels, a member of the Managing Board, is not independent.

The company's approach to independence is discussed on page 61 above.

Mr Macdonald is the company's CEO and as such is not independent.

Mr Cameron was, until 31 March 2002, a partner of the Australian law firm Allens Arthur Robinson. Allens Arthur Robinson is advising the company in relation to the New South Wales Special Commission of Inquiry into the Medical Research and Compensation Foundation. In view of the significance of that inquiry, the Board currently considers the firm to be a material professional advisor to the company. As such, Mr Cameron is not considered independent having regard to the company's approach to independence and the provisions of the ASX Corporate Governance Council Principles and Recommendations.

Directors' shareholdings are disclosed elsewhere in this report and are not considered to detract from the independence of directors.

All of the independent directors have:

- undertaken to advise the Board of any change in their circumstances that could affect their independence;
- completed a comprehensive questionnaire that confirms their independence.

The details provided above, and elsewhere in this report, are consistent with ASX Corporate Governance Council Recommendation 2.5.

The Nominating and Governance Committee reviews the applicable definitions and director independence on a regular basis.

The establishment and functions of the Nominating and Governance Committee are consistent with ASX Corporate Governance Council Recommendation 2.4.

Meetings

The Board generally meets between five and eight times each year and Board Committees meet as required to fulfil their responsibilities. At each Board meeting, the Board conducts sessions without any members of the company's management present.

The Board has an annual program of visiting company facilities and spending time with line management, customers and suppliers to assist directors to better understand the company's businesses and the markets in which James Hardie operates.

The Audit Committee meets a minimum of once each quarter to conduct business pursuant to its charter, to review quarterly financial results and releases and to discharge its other responsibilities.

Director Orientation

The company has an orientation procedure for new directors. The company's Chief Executive Officer, Chief Financial Officer, General Counsel and Executive Vice Presidents are responsible for providing information for the orientation for new directors and for periodically providing materials or briefing papers to the Board on matters as requested or appropriate for the fulfilment of the directors' duties.

Typically, a new director will undergo an extensive orientation including:

- visits to company facilities, meetings with management and customers;
- reviews of financial position, strategy, operating performance and risk management;
- their rights, duties and responsibilities; and
- the role of Board Committees.

We also have induction and orientation programs for executives and employees, tailored according to seniority and position.

The company encourages its directors to participate in continuing education programs to assist them in performing their responsibilities.

Management Succession

The Board, together with the Nominating and Governance Committee, has developed, and periodically revises, management succession plans, policies and procedures for the company's Chief Executive Officer and other senior officers, whether such succession occurs as a result of a promotion, termination, resignation, retirement or an emergency.

Compliance, Ethics and Integrity

The company seeks to maintain high standards of integrity and is committed to ensuring that James Hardie conducts its business in accordance with high standards of ethical behaviour. In 2003 the company revised and updated its already comprehensive Code of Ethics and it will continue to do so periodically.

The company requires employees to comply with the spirit and the letter of all laws and other statutory requirements governing the conduct of James Hardie's activities in each country in which it operates. The Code of Ethics applies to all company employees, including the company's principal executive and senior financial officers.

Specific action, including training and education, has been taken to ensure that employees understand and comply with their obligations in areas such as occupational health and safety, trade practices/antitrust, environmental protection, employment practices such as equal opportunity, sexual harassment and discrimination, continuous disclosure and insider trading, public and SEC disclosure, and corrupt practices.

The Code of Ethics also provides employees with instructions about whom they should contact if they have information or questions regarding violations of the policy.

The Code of Ethics is available from the Corporate Governance area of the company's Investor Relations website at www.jameshardie.com

The company's actions, outlined above, to promote ethical and responsible decision-making are consistent with ASX Corporate Governance Council Recommendations 3.1, 3.2, 3.3 and 10.1.

Audit Committee

The company has processes in place to safeguard the integrity of its financial reporting, consistent with ASX Corporate Governance Council Recommendations 4.1 to 4.5.

Scope

The Audit Committee provides advice and assistance to the Board in fulfilling its responsibilities relating to the company's financial statements, financial reporting processes, and compliance with legal and regulatory requirements, internal accounting and financial control systems, internal audit, external audit and such other matters as the Board may request from time to time.

Composition

- *Membership:* The Audit Committee is comprised of at least three members of the Board who are appointed by the Board.
- *Independence:* Each member is a non-executive director, independent of the company and management.
- *Qualifications:* All members are financially literate and have sufficient business and financial expertise to act effectively as members of the committee, as determined by the Board. In addition, the Audit Committee has at least one member who qualifies as an Audit Committee financial expert.
- *Chair:* The Chair is nominated by the Board and may not also be the Chairman of the Board.

Responsibilities

- *Standards and Quality:* The Audit Committee oversees the adequacy and effectiveness of the company's accounting and financial policies and controls, including periodic discussions with management, external auditors and internal auditors, and seeks assurance of compliance with relevant regulatory and statutory requirements.
- *Financial Reports:* The Audit Committee oversees the company's financial reporting process and reports on the results of its activities to the Board. Specifically, the Audit Committee reviews with management and the external auditor the company's annual and quarterly financial statements and reports to shareholders, seeking assurance that the external auditor is satisfied with the disclosures and content of the financial statements. The committee reviews material accounting principles and policies, any off-balance sheet transactions and material litigation on an as needed or quarterly basis. The Chair of the Audit Committee may represent the entire Audit Committee for the purposes of quarterly reviews.
- *External Audit:* The Audit Committee discusses with the external auditor the overall scope and plans for its audit activities, including staffing, contractual arrangements and fees. It reviews all audit reports provided by the external auditor, including an annual report from the external auditor regarding its internal quality-control procedures and on its independence to the company. The Committee also specifically approves or establishes approval policies or procedures for any proposed audit and non-audit activity by the provider of the external audit, and oversees the independence of the external auditor.
- *Internal Audit:* The Audit Committee discusses with the internal auditors the overall scope and plans for its audit activities. It reviews all internal audit reports.
- *Appointment of External Auditor:* The Audit Committee is directly responsible for the appointment, compensation and oversight of the external auditor.
- *Internal Controls:* The Audit Committee reviews the adequacy and effectiveness of, and any significant changes to, the company's internal controls.
- *Disclosure Controls and Procedures:* The Audit Committee reviews and reports on the adequacy and effectiveness of the company's disclosure controls and procedures.
- *Complaints:* The Audit Committee establishes procedures for handling complaints regarding accounting, internal accounting controls and auditing matters, including procedures for confidential, anonymous submission of concerns by employees regarding accounting and auditing matters.
- *Risk Assessment and Management*: The Audit Committee (in conjunction with the Board) reviews and discusses the company's policies with respect to risk assessment and risk management.

Processes

- *Communications:* The Audit Committee maintains free and open communications with the external auditor, internal auditor and management. The Audit Committee periodically meets with the external auditors without representatives of management present to discuss the adequacy of the company's disclosures and policies, and to satisfy itself regarding the external auditor's independence from the company.
- *Access and Advisors:* In exercising its oversight role, the Audit Committee may investigate any matter brought to its attention, and for this purpose has full access to the company's records, personnel and any required external support. The Audit Committee has the authority to retain (at the company's expense) outside counsel, accountants,

experts and other advisors it determines are appropriate to assist it to perform its functions.

- *Standards*: The Audit Committee reviews, and may take any necessary action to uphold, the overall quality of the company's financial reporting and practices.
- *Charter:* The Audit Committee reviews and reassesses its charter at least annually, and recommends any changes it considers appropriate to the Board.
- *Annual Review:* The Audit Committee conducts an annual performance review of its function and reports its findings to the Board.
- *Reporting:* The Audit Committee regularly reviews with the Board any issues that arise with respect to the quality or integrity of the company's financial statements, its compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the performance of the internal audit function.
- *Special Reviews:* The Audit Committee may undertake other special duties during the course of the year as requested by the Board.

The external auditor attends shareholder meetings – either personally or by telephone – and is available to answer questions from shareholders about the conduct of the audit and the preparation and content of the audit report and the company's accounts.

The company revised its Audit Committee Charter in 2003 and the charter is available on the company's Investor Relations website at www.jameshardie.com

Members of the Audit Committee at 11 May 2004 are Messrs MR Brown (Chairman), MJ Gillfillan, JRH Loudon and AG McGregor.

Nominating and Governance Committee

The company's Nominating and Governance Committee was formed in 2002 and operates in accordance with ASX Corporate Governance Council Recommendation 2.4.

The Nominating and Governance Committee's role includes:

- continuously evaluating and refining the company's corporate governance processes and principles;
- evaluating individual director performance and independence;
- evaluating, at least annually, the performance of each Board and the Board Committees;
- recommending candidates for re-election;
- making recommendations on the structure, composition and function of the Board and Board Committees, including consideration of the periodic rotation of directors among committees;
- identifying, evaluating and recruiting candidates for election or appointment to the boards, including candidates recommended by shareholders;
- reviewing and assessing the channels through which the Board receives information and the quality and timeliness of this information;
- considering changes in directors' compensation; and
- overseeing succession planning for senior management positions including the Chief Executive Officer.

The company revised its Nominating and Governance Committee Charter in 2003 and it is available on the company's Investor Relations website at www.jameshardie.com

Members of the Nominating and Governance Committee at 11 May 2004 are: Messrs AG McGregor (Chairman), PS Cameron, GJ Clark and D McGauchie.

Remuneration Committee

To achieve and sustain high performance, the Board believes it is important to attract and retain high calibre employees. The company uses a mix of fixed pay, performance-based remuneration and equity-based remuneration.

In recent years, the use of variable or at-risk remuneration has been expanded so that a growing proportion of executive remuneration is at-risk and dependent on individual and company performance.

Performance-based remuneration is determined by the extent to which the company's economic profit exceeds the cost of capital and the extent to which the executive contributed to such an outcome.

James Hardie also encourages share ownership by directors, executives and employees to align their interests with those of the shareholders. Executives and employees participate in share option and share purchase plans tied to individual and company performance.

The company's share option and share purchase plans operate within limits approved by shareholders and deliver a benefit to executives and employees only if there is a corresponding benefit to shareholders. The Chief Executive Officer's most recent option plans deliver a benefit only if the company's Total Shareholder Return (TSR) exceeds the average TSR for a benchmark group of 100 companies listed on the ASX. The options do not fully vest for three years from the date of grant.

In addition, directors are required to receive at least US$10,000 of their directors' fees in shares of the company's stock. The company's executive officers do not receive additional compensation for their service as directors. The company believes that compensation for non-employee members of the Board should be competitive. The Remuneration Committee will report once each year to the Board on the status of Board compensation in relation to other comparable companies. As part of a Board member's total compensation, and to create a direct link with corporate performance, the Board believes that a meaningful portion of a Board member's total compensation should be provided in common stock or stock options. A retirement plan for directors was terminated in 2002 and directors appointed since then are not entitled to retirement benefits. Three directors had accumulated benefits under the plan that will be paid out when they retire and Australian-based directors still receive government mandated superannuation payments.

The Board established a Remuneration Committee to institute appropriate controls in the remuneration of senior executives and non-executive directors and to advise it on remuneration policies and practices. The Remuneration Committee's membership is comprised of independent directors and its role includes:

- reviewing and approving the Chief Executive Officer's remuneration package and evaluating the Chief Executive Officer's performance each year;
- reviewing and approving the annual remuneration for other senior executives;
- administering and making recommendations to the Board with respect to the company's incentive-compensation and equity-based compensation plans;
- approving the granting of stock options or other forms of equity-based compensation to senior executives;
- reviewing and recommending employment agreements and severance arrangements for senior executives; and
- approving any significant changes in remuneration policy, superannuation, or executive and employee incentive plans.

Further information on remuneration matters is also set out in the Directors' Report on pages 55 – 59.

The company revised its Remuneration Committee Charter in 2003, and the charter is available in the Investor Relations area of our website at www.jameshardie.com

Members of the Remuneration Committee at 11 May 2004 are Messrs AG McGregor (Chairman) and JD Barr, and Ms M Hellicar. Mr MM Koffel, a consultant to the Board, also serves as consultant to the Committee.

The structure and disclosure of the company's remuneration arrangements is consistent with ASX Corporate Governance Council Recommendations 9.1, 9.3, 9.4 and 9.5. The establishment of a Remuneration Committee is consistent with ASX Corporate Governance Council Recommendation 9.2.

Risk Management

The Board, together with the Audit Committee, is responsible for satisfying itself that the company's risk management systems are effective and, in particular, for ensuring that:

- the principal strategic, operational and financial risks are identified;
- effective systems are in place to monitor and manage risks; and
- reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

In addition to maintaining appropriate insurance and other risk management measures, the Board has taken the following steps to address identified risks. It has:

- established policies and procedures in relation to treasury operations, including the use of financial derivatives;
- issued and revised standards and procedures in relation to environmental and health and safety matters;
- implemented and maintained training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and Intellectual Property protection; and
- issued procedures requiring that significant capital and revenue expenditure is approved at an appropriate level of management or by the Board.

The internal and external audit functions are involved in risk assessment and the management and measurement of the effectiveness of the company's risk management systems. The internal and external audit functions are separate and independent of each other.

The above risks are also addressed in the company's Code of Ethics and monitored by regular reports to the Board. Where appropriate, members of the management team and independent advisers also make presentations to the Board, and to the Audit Committee during the year.

Instead of one risk management policy, the company has numerous risk management systems and policies that govern the management of risk. The company regularly reviews the need for additional disclosure of its risk management systems including those related to its internal compliance and control system.

The company's risk management procedures are consistent with ASX Corporate Governance Council Recommendations 7.1, 7.2 and 7.3.

Certifying Financial Reports

Under United States law, the Chief Executive Officer and Chief Financial Officer certify that the company's accounts are a fair presentation of the company's financial condition and results.

This also satisfies ASX Corporate Governance Council Recommendation 7.1.

Disclosure Policy

The company complies with all relevant disclosure laws and listing rules in Australia (ASX and ASIC), the United States (SEC and NYSE) and The Netherlands. The company updated its policy in 2003, and the new policy is available in the Investor Relations area of our website at www.jameshardie.com

The company's Disclosure Policy is consistent with ASX Corporate Governance Council Recommendation 5.1.

Investor Relations and Communication

James Hardie is committed to communicating effectively with its investors. The company's investor relations program includes:

- management briefings and presentations to accompany quarterly results, which are accessible on a live webcast and teleconference;
- webcasts of other management briefings and the shareholder information meeting;
- a comprehensive Investor Relations website that displays all company announcements and notices as soon as they have been cleared by the ASX, as well as all major management and roadshow presentations;
- site visits and briefings on strategy for investment analysts in Australia and the United States;
- a quarterly newsletter available free to shareholders and other interested parties;
- an e-mail alert service to advise investors and other interested parties of announcements and other events; and
- equality of access to briefings, presentations and meetings for shareholders, investment analysts and the media.

The company's communication strategies are consistent with ASX Corporate Governance Council Recommendation 6.1.

The Company's Auditor Attends the Annual Information Meeting

The company's auditor attends the Annual Information Meeting, consistent with ASX Corporate Governance Council Recommendation 6.2.

Subsidiary Relationships

The substance of these corporate governance standards applies to all subsidiary companies within the James Hardie group.

Share Purchases by Directors and Senior Executives

Directors and senior executives must notify the designated compliance officer before buying or selling James Hardie shares. James Hardie shares may only be bought or sold by directors or senior executives within four weeks beginning two days after the announcement of quarterly or full year results.

The Board recognises that it is the individual responsibility of each director and senior executive of James Hardie to ensure they comply with the spirit and the letter of insider trading laws and that notification to the Board in no way implies Board approval of any transaction. Directors and senior executives are subject to the company's Insider Trading Policy and rules.

The policy is available in the Investor Relations area of our website at www.jameshardie.com

The company's Insider Trading Policy and rules are consistent with ASX Corporate Governance Council Recommendation 3.2.

Responsibilities to Legitimate Stakeholders

The company's Code of Ethics, referred to above, covers many aspects of company policy that governs compliance with legal and other obligations. The code is available in the Investor Relations area of our website at www.jameshardie.com

The Code of Ethics is consistent with ASX Corporate Governance Council Recommendation 10.1.

New Dutch Corporate Governance Code

On 9 December 2003 a new Dutch Code (the Code) on Corporate Governance was published by the Dutch Corporate Governance Committee (the Tabaksblat Committee). The Code is based on the principle that a company is a long-term form of collaboration between the various parties involved, such as employees, shareholders and other providers of capital, suppliers and customers, but also government and civil society.

From the annual report for the financial year started on or after 1 January 2004 onwards, listed Dutch companies are obliged to explain their corporate governance structure in a separate chapter of the annual report. In this chapter, listed Dutch companies must indicate expressly to what extent they apply the best practice provisions of the Code and, if it does not do so, why and to what extent it does not apply to them.

As James Hardie's financial year starts on 1 April, we will be required to report on the best practice provisions in the Code for the financial year that will end on 31 March 2005. However, in the interest of good corporate governance and disclosure, we have examined our corporate governance structure for compatibility with the Code this year.

Broadly, we already comply with the majority of the best practice provisions of the Code. Details of the provisions of the Code and our comments on how and when we expect to comply, or if not, why not, will be added to the Corporate Governance section of the Investor Relations area of our website at www.jameshardie.com

NYSE Corporate Governance Rules

Section 303A.11 of the Corporate Governance Rules finalised by the New York Stock Exchange on 4 November 2003 requires foreign private issuers to disclose any differences between their corporate governance practices and NYSE domestic corporate governance standards. James Hardie has complied with this rule by disclosing this information in the Investor Relations section of our website at www.jameshardie.com

Updated Information

We have a dedicated section on Corporate Governance as part of our Investor Relations website area in our website at www.jameshardie.com

Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on the company's corporate governance systems.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of James Hardie Industries N.V. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of James Hardie Industries N.V. and Subsidiaries at 31 March 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
Los Angeles, California
24 June 2004

Consolidated Balance Sheets

ASSETS	Notes	(Millions of US dollars) 31 March 2004	2003	(Millions of Australian dollars) 31 March 2004	2003
Current assets:				**(Unaudited)**	(Unaudited)
Cash and cash equivalents	3	**$ 72.3**	$ 54.6	**A$ 95.1**	A$ 90.4
Accounts and notes receivable, net of allowance for doubtful accounts of $1.2 million (A$1.6 million) and $1.0 million (A$1.7 million) as of 31 March 2004 and 31 March 2003, respectively	4	**118.4**	87.8	**155.8**	145.4
Inventories	5	**103.2**	74.0	**135.8**	122.5
Refundable income taxes	16	**37.8**	44.6	**49.7**	73.9
Prepaid expenses and other current assets		**8.8**	6.6	**11.6**	10.9
Deferred tax assets	16	**24.7**	23.0	**32.5**	38.1
Current assets – discontinued operations	17	**-**	5.4	**-**	8.9
Total current assets		**365.2**	296.0	**480.5**	490.1
Long-term receivables		**6.1**	3.7	**8.0**	6.1
Investments	6	**3.7**	6.0	**4.9**	9.9
Property, plant and equipment, net	7	**567.1**	520.0	**746.1**	861.1
Intangible assets, net	8	**3.0**	3.4	**3.9**	5.6
Prepaid pension cost	9	**14.1**	–	**18.5**	–
Deferred tax assets	16	**12.0**	21.4	**15.8**	35.4
Non-current assets – discontinued operations	17	**-**	1.3	**-**	2.2
Total assets		**$ 971.2**	$ 851.8	**A$ 1,277.7**	A$ 1,410.4
LIABILITIES AND SHAREHOLDER'S EQUITY					
Current liabilities:					
Accounts payable and accrued liabilities	10	**$ 78.5**	$ 74.0	**A$ 103.3**	A$ 122.5
Current portion of long-term debt	11	**17.6**	–	**23.2**	–
Short-term debt	11	**10.8**	8.8	**14.2**	14.6
Accrued payroll and employee benefits		**41.1**	31.6	**54.1**	52.3
Accrued product warranties	13	**9.7**	7.3	**12.8**	12.1
Income taxes payable	16	**9.8**	7.7	**12.9**	12.8
Other liabilities	12	**1.8**	4.9	**2.4**	8.1
Current liabilities – discontinued operations	17	**-**	2.3	**-**	3.8
Total current liabilities		**169.3**	136.6	**222.9**	226.2
Long-term debt	11	**147.4**	165.0	**193.9**	273.2
Deferred income taxes	16	**65.2**	59.5	**85.8**	98.5
Accrued product warranties	13	**2.3**	7.5	**3.0**	12.4
Other liabilities	12, 16	**82.3**	48.5	**108.3**	80.3
Total liabilities		**466.5**	417.1	**A$ 613.9**	A$ 690.6
Commitments and contingencies (Note 14)					
Shareholders' equity:					
Common stock, 2.0 billion shares authorised; Euro 0.59 par value, 458,558,436 shares issued and outstanding at 31 March 2004 and Euro 0.64 par value, 457,514,598 shares issued and outstanding at 31 March 2003	18, 23	**245.2**	269.7		
Additional paid-in capital	18, 23	**134.0**	171.3		
Retained earnings		**151.1**	44.4		
Employee loans	18	**(4.0)**	(4.4)		
Accumulated other comprehensive loss	21	**(21.6)**	(46.3)		
Total shareholders' equity		**504.7**	434.7		
Total liabilities and shareholders' equity		**$ 971.2**	$ 851.8		

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(US$)

(Millions of US dollars, except per share data)	Notes	2004	2003	2002
			Years Ended 31 March	
Net sales	20	**$ 981.9**	$ 783.6	$ 591.7
Cost of goods sold		**(623.0)**	(492.8)	(393.4)
Gross profit		**358.9**	290.8	198.3
Selling, general and administrative expenses		**(162.0)**	(144.9)	(109.3)
Research and development expenses		**(22.6)**	(18.1)	(14.1)
Other operating (expense) income	15	**(2.1)**	1.0	(28.1)
Operating income		**172.2**	128.8	46.8
Interest expense		**(11.2)**	(23.8)	(18.4)
Interest income		**1.2**	3.9	2.4
Other income (expense)		**3.5**	0.7	(0.4)
Income from continuing operations before income taxes	20	**165.7**	109.6	30.4
Income tax expense		**(40.4)**	(26.1)	(3.1)
Income from continuing operations		**125.3**	83.5	27.3
Discontinued operations:				
Income from discontinued operations, net of income tax expense of ($0.1) million, ($1.6) million and ($0.9) million for 2004, 2003 and 2002, respectively	17	**0.2**	3.0	1.5
Gain on disposal of discontinued operations, net of income tax benefit (expense) of $4.8 million, ($45.3) million and $1.3 million for 2004, 2003 and 2002, respectively	17	**4.1**	84.0	2.0
Income from discontinued operations		**4.3**	87.0	3.5
Net income		**$ 129.6**	$ 170.5	$ 30.8
Income per share – basic:				
Income from continuing operations		**$ 0.27**	$ 0.18	$ 0.06
Income from discontinued operations		**0.01**	0.19	0.01
Net income per share – basic		**$ 0.28**	$ 0.37	$ 0.07
Income per share – diluted:				
Income from continuing operations		**$ 0.27**	$ 0.18	$ 0.06
Income from discontinued operations		**0.01**	0.19	0.01
Net income per share – diluted		**$ 0.28**	$ 0.37	$ 0.07
Weighted average common shares outstanding (Millions):				
Basic	2	**458.1**	456.7	438.4
Diluted	2	**461.4**	459.4	440.4

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(A$ Unaudited)

(Millions of Australian dollars, except per share data)	**2004**	2003	2002
		Years Ended 31 March	
Net sales	**A$ 1,415.8**	A$ 1,395.5	A$ 1,152.8
Cost of goods sold	**(898.3)**	(877.6)	(766.5)
Gross profit	**517.5**	517.9	386.3
Selling, general and administrative expenses	**(233.6)**	(258.1)	(212.9)
Research and development expenses	**(32.6)**	(32.2)	(27.5)
Other operating (expense) income	**(3.0)**	1.8	(54.7)
Operating income	**248.3**	229.4	91.2
Interest expense	**(16.1)**	(42.4)	(35.8)
Interest income	**1.7**	6.9	4.7
Other income (expense)	**5.0**	1.2	(0.8)
Income from continuing operations before income taxes	**238.9**	195.1	59.3
Income tax expense	**(58.3)**	(46.5)	(6.0)
Income from continuing operations	**180.6**	148.6	53.3
Discontinued operations:			
Income from discontinued operations, net of income tax expense of (A$0.1) million, (A$2.8) million and (A$1.8) million for 2004, 2003 and 2002, respectively	**0.3**	5.4	2.9
Gain on disposal of discontinued operations, net of income tax benefit (expense) of A$6.9 million, (A$80.7) million and A$2.5 million for 2004, 2003 and 2002, respectively	**5.9**	149.6	3.9
Income from discontinued operations	**6.2**	155.0	6.8
Net income	**A$ 186.8**	A$ 303.6	A$ 60.1
Income per share – basic:			
Income from continuing operations	**A$ 0.40**	A$ 0.32	A$ 0.12
Income from discontinued operations	**0.01**	0.34	0.02
Net income per share – basic	**A$ 0.41**	A$ 0.66	A$ 0.14
Income per share – diluted:			
Income from continuing operations	**A$ 0.39**	A$ 0.32	A$ 0.12
Income from discontinued operations	**0.01**	0.34	0.02
Net income per share – diluted	**A$ 0.40**	A$ 0.66	A$ 0.14
Weighted average common shares outstanding (Millions):			
Basic	**458.1**	456.7	438.4
Diluted	**461.4**	459.4	440.4

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(US$)

(Millions of US dollars)	Years Ended 31 March **2004**	2003	2002
Cash flows from operating activities:			
Net income	**$ 129.6**	$ 170.5	$ 30.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on disposal of subsidiaries and businesses	**(4.1)**	(84.8)	(2.0)
Gain on sale of land and buildings	**(4.2)**	–	–
(Gain) loss on disposal of investments and negotiable securities	**–**	(0.4)	1.3
Impairment loss on investment	**2.2**	–	–
Depreciation and amortisation	**36.4**	28.7	39.9
Deferred income taxes	**14.6**	(10.6)	(0.6)
Prepaid pension cost	**1.8**	2.3	0.9
Tax benefit from stock options exercised	**0.4**	0.8	0.2
Stock compensation	**3.3**	1.9	1.8
Other	**0.7**	–	(0.4)
Changes in operating assets and liabilities:			
Accounts receivable	**(24.8)**	(10.8)	(32.1)
Inventories	**(24.9)**	(8.5)	16.4
Prepaids and other current assets	**2.1**	(12.5)	1.4
Accounts payable	**1.3**	14.5	(4.7)
Accrued liabilities and other liabilities	**28.2**	(26.3)	23.7
Net cash provided by operating activities	**162.6**	64.8	76.6
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(74.8)**	(90.2)	(52.4)
Proceeds from sale of property, plant and equipment	**10.9**	49.0	0.3
Payments for subsidiaries and businesses, net of cash acquired	**–**	–	(40.8)
Proceeds from disposal of subsidiaries and businesses, net of cash invested	**5.0**	334.4	7.3
Proceeds from sale and maturity of investments	**–**	1.1	4.4
Collections on loans receivable	**0.9**	0.7	4.0
Cash transferred on establishment of ABN 60 Foundation	**–**	(57.1)	–
Net cash (used in) provided by investing activities	**(58.0)**	237.9	(77.2)
Cash flows from financing activities:			
Net proceeds from line of credit	**0.5**	3.1	3.9
Proceeds from borrowings	**–**	2.4	226.5
Repayments of borrowings	**–**	(160.0)	(342.3)
Proceeds from issuance of shares	**3.2**	4.2	113.9
Repayments of capital	**(68.7)**	(94.8)	(22.5)
Dividends paid	**(22.9)**	(34.3)	(20.3)
Net cash used in financing activities	**(87.9)**	(279.4)	(40.8)
Effects of exchange rate changes on cash	**0.5**	0.7	(2.6)
Net increase (decrease) in cash and cash equivalents	**17.2**	24.0	(44.0)
Cash and cash equivalents at beginning of period	**55.1**	31.1	75.1
Cash and cash equivalents at end of period	**72.3**	55.1	31.1
Components of cash and cash equivalents:			
Cash at bank and on hand	**24.6**	39.7	11.1
Short-term deposits	**47.7**	14.9	20.0
Cash and cash equivalents – continuing operations	**72.3**	54.6	31.1
Cash at bank and on hand – discontinued operations	**–**	0.5	–
Cash and cash equivalents at end of period	**$ 72.3**	$ 55.1	$ 31.1
Supplemental disclosure of cash flow activities:			
Cash paid during the period for interest, net of amounts capitalised	**$ 11.7**	$ 28.1	$ 25.8
Cash (refunded) paid during the period for income taxes, net	**$ (6.5)**	$ 77.3	$ (10.2)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(A$ Unaudited)

(Millions of Australian dollars)	Years Ended 31 March 2004	2003	2002
Cash flows from operating activities:			
Net income	**A$ 186.8**	A$ 303.6	A$ 60.1
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on disposal of subsidiaries and businesses	**(5.9)**	(151.0)	(3.9)
Gain on sale of land and buildings	**(6.1)**	–	–
(Gain) loss on disposal of investments and negotiable securities	**–**	(0.7)	2.5
Impairment loss on investment	**3.2**	–	–
Depreciation and amortisation	**52.5**	51.1	77.7
Deferred income taxes	**21.1**	(18.9)	(1.2)
Prepaid pension cost	**2.6**	4.1	1.8
Tax benefit from stock options exercised	**0.6**	1.4	0.4
Stock compensation	**4.8**	3.4	3.5
Other	**1.0**	–	(0.9)
Changes in operating assets and liabilities:			
Accounts receivable	**(35.8)**	(19.2)	(62.5)
Inventories	**(35.9)**	(15.1)	32.0
Prepaids and other current assets	**3.1**	(22.2)	2.6
Accounts payable	**1.9**	25.8	(9.2)
Accrued liabilities and other liabilities	**40.7**	(46.8)	46.2
Net cash provided by operating activities	**234.6**	115.5	149.1
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(107.9)**	(160.6)	(102.1)
Proceeds from sale of property, plant and equipment	**15.7**	87.3	0.6
Payments for subsidiaries and businesses, net of cash acquired	**–**	–	(79.5)
Proceeds from disposal of subsidiaries and businesses, net of cash invested	**7.2**	595.5	14.2
Proceeds from sale and maturity of investments	**–**	2.0	8.6
Collections on loans receivable	**1.3**	1.2	7.8
Cash transferred on establishment of ABN 60 Foundation	**–**	(94.5)	–
Net cash (used in) provided by investing activities	**(83.7)**	430.9	(150.4)
Cash flows from financing activities:			
Net proceeds from line of credit	**0.7**	5.5	7.6
Proceeds from borrowings	**–**	4.3	441.3
Repayments of borrowings	**–**	(284.9)	(666.9)
Proceeds from issuance of shares	**4.6**	7.5	221.9
Repayments of capital	**(99.1)**	(168.8)	(43.8)
Dividends paid	**(33.0)**	(61.1)	(39.6)
Net cash used in financing activities	**(126.8)**	(497.5)	(79.5)
Effects of exchange rate changes on cash	**(20.2)**	(16.2)	(14.0)
Net increase (decrease) in cash and cash equivalents	**3.9**	32.7	(94.8)
Cash and cash equivalents at beginning of period	**91.2**	58.5	153.3
Cash and cash equivalents at end of period	**95.1**	91.2	58.5
Components of cash and cash equivalents:			
Cash at bank and on hand	**32.4**	65.7	20.9
Short-term deposits	**62.7**	24.7	37.6
Cash and cash equivalents – continuing operations	**95.1**	90.4	58.5
Cash at bank and on hand – discontinued operations	**–**	0.8	–
Cash and cash equivalents at end of period	**A$ 95.1**	A$ 91.2	A$ 58.5
Supplemental disclosure of cash flow activities:			
Cash paid during the period for interest, net of amounts capitalised	**A$ 16.9**	A$ 50.0	A$ 50.3
Cash (refunded) paid during the period for income taxes, net	**A$ (9.4)**	A$ 137.7	A$ (19.9)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

James Hardie Industries NV and Subsidiaries

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Employee Loans	Accumulated Other Comprehensive Income (Loss)	Total
Balances as of 31 March 2001	$ 435.5	$ –	$ (102.3)	$ (7.9)	$ (44.2)	$ 281.1
Comprehensive income (loss):						
Net income	–	–	30.8	–	–	30.8
Other comprehensive income (loss):						
Effect of adopting SFAS No. 133:						
Unrealised transition loss on derivative instruments classified as cash flow hedges	–	–	–	–	(4.9)	(4.9)
Amortisation of unrealised transition loss on derivative instruments	–	–	–	–	1.1	1.1
Foreign currency translation loss	–	–	–	–	(14.9)	(14.9)
Unrealised gain on available-for-sale securities	–	–	–	–	1.3	1.3
Other comprehensive loss	–	–	–	–	(17.4)	(17.4)
Total comprehensive income						13.4
Dividends paid	–	–	(20.3)	–	–	(20.3)
Conversion of JHIL no par common shares to JHI NV Euro 0.50 par value common shares	(333.4)	333.4	–	–	–	–
Issuance of common stock	103.1	9.9	–	–	–	113.0
Return of capital of $0.05 per share	–	(22.5)	–	–	–	(22.5)
Stock compensation	–	1.8	–	–	–	1.8
Tax benefit from stock options exercised	–	0.2	–	–	–	0.2
Employee loans repaid	–	–	–	3.1	–	3.1
Stock options exercised	0.2	0.7	–	–	–	0.9
Balances as of 31 March 2002	$ 205.4	$ 323.5	$ (91.8)	$ (4.8)	$ (61.6)	$ 370.7
Comprehensive income (loss):						
Net income	–	–	170.5	–	–	170.5
Other comprehensive income (loss):						
Amortisation of unrealised transition loss on derivative instruments	–	–	–	–	1.1	1.1
Foreign currency translation gain	–	–	–	–	21.9	21.9
Additional minimum pension liability adjustment	–	–	–	–	(7.7)	(7.7)
Other comprehensive income	–	–	–	–	15.3	15.3
Total comprehensive income						185.8
Dividends paid	–	–	(34.3)	–	–	(34.3)
Conversion of common stock from Euro 0.50 par value to Euro 0.85 par value	157.9	(157.9)	–	–	–	–
Conversion of common stock from Euro 0.85 par value to Euro 0.64 par value and subsequent return of capital	(94.8)	–	–	–	–	(94.8)
Stock compensation	–	1.9	–	–	–	1.9
Tax benefit from stock options exercised	–	0.8	–	–	–	0.8
Employee loans repaid	–	–	–	0.4	–	0.4
Stock options exercised	1.2	3.0	–	–	–	4.2
Balances as of 31 March 2003	$ 269.7	$ 171.3	$ 44.4	$ (4.4)	$ (46.3)	$ 434.7

The accompanying notes are an integral part of these consolidated financial statements.

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Employee Loans	Accumulated Other Comprehensive Income (Loss)	Total
Balances as of 31 March 2003	$ 269.7	$ 171.3	$ 44.4	$ (4.4)	$ (46.3)	$ 434.7
Comprehensive income (loss):						
Net income	–	–	129.6	–	–	129.6
Other comprehensive income (loss):						
Amortisation of unrealised transition loss on derivative instruments	–	–	–	–	1.1	1.1
Foreign currency translation gain	–	–	–	–	16.0	16.0
Unrealised loss on available-for-sale securities	–	–	–	–	(0.1)	(0.1)
Additional minimum pension liability adjustment	–	–	–	–	7.7	7.7
Other comprehensive income	–	–	–	–	24.7	24.7
Total comprehensive income						154.3
Dividends paid	–	–	(22.9)	–	–	(22.9)
Conversion of common stock from Euro 0.64 par value to Euro 0.73 par value	48.4	(48.4)	–	–	–	–
Conversion of common stock from Euro 0.73 par value to Euro 0.5995 par value and subsequent return of capital	(68.7)	–	–	–	–	(68.7)
Conversion of common stock from Euro 0.5995 par value to Euro 0.59 par value	(5.0)	5.0	–	–	–	–
Stock compensation	–	3.3	–	–	–	3.3
Tax benefit from stock options exercised	–	0.4	–	–	–	0.4
Employee loans repaid	–	–	–	0.4	–	0.4
Stock options exercised	0.8	2.4	–	–	–	3.2
Balances as of 31 March 2004	**$ 245.2**	**$ 134.0**	**$ 151.1**	**$ (4.0)**	**$ (21.6)**	**$ 504.7**

The accompanying notes are an integral part of these consolidated financial statements.

1. Background and Basis of Presentation

Nature of Operations

The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, Philippines, Chile and Europe. Prior to 25 April 2002, the Company manufactured gypsum wallboard for interior construction applications in the United States.

Background

On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited ("JHIL"), then a public company organised under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganisation and capital restructuring (the "1998 Reorganisation"). James Hardie N.V. ("JHNV") was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL's shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the "2001 Reorganisation"). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. ("JHI NV"), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities ("CUFS") on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its wholly owned subsidiaries, collectively referred to as either the "Company" or "James Hardie", unless the context indicates otherwise. For the periods prior to 19 October 2001, the effective date of the 2001 Reorganisation, the consolidated financial statements represent the financial position, results of operations and cash flows of JHIL and its wholly owned subsidiaries.

In accordance with accounting principles generally accepted in the United States of America, the transfers to JHI NV have been accounted for on a historical cost basis using the "as-if" pooling method on the basis that the transfers are between companies under common control.

The assets, liabilities, income statement and cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows:

	31 March		
(US$1 = A$)	**2004**	2003	2002
Assets and liabilities	**1.3156**	1.6559	1.8808
Income statement	**1.4419**	1.7809	1.9483
Cash flows – beginning cash	**1.6559**	1.8808	2.0408
Cash flows – ending cash	**1.3156**	1.6559	1.8808
Cash flows – current period movements	**1.4419**	1.7809	1.9483

2. Summary of Significant Accounting Policies

Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The US dollar is used as the reporting currency. All subsidiaries are consolidated and all significant intercompany transactions and balances are eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Foreign Currency Translation

All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders' equity. Gains and losses arising from foreign currency transactions are recognised in income currently.

Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead.

Investments

Management determines the proper classifications of investments at the time of purchase and re-evaluates such designations at each balance sheet date. All marketable securities are designated as available-for-sale securities. Accordingly, these securities are stated at fair value based upon quoted market prices, with unrealised gains and losses charged to other comprehensive income in shareholders' equity, net of taxes. Realised gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income or expense currently.

Other investments without readily available quoted market prices are recorded at the lower of cost or management's estimate of fair value.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated cost based on fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

	Years
Buildings	40
Building improvements	5 to 10
Machinery and equipment	5 to 27
Computer equipment	3 to 4
Office furniture and equipment	3 to 10

The cost of additions and improvements is capitalised, while maintenance and repair costs are expensed as incurred. Interest is capitalised in connection with the construction of major facilities. Capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset's estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the consolidated statements of income.

Intangible Assets

Intangible assets consist primarily of goodwill, which represents cost in excess of the fair value of the identifiable net assets of businesses acquired. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142, which changes the accounting for goodwill and indefinite-lived intangible assets from an amortisation method to an impairment-only approach, is effective for fiscal years beginning after 15 December 2001. The adoption of this standard, effective 1 April 2002, had no material impact on the Company's consolidated financial statements. The Company's selling, general and administrative expenses were reduced by approximately US$0.1 million for each of the years ended 31 March 2004 and 2003 due to the discontinuance of goodwill amortisation as required by SFAS No. 142.

Impairment of Long-Lived Assets

The Company regularly reviews its long-lived assets for impairment. Potential impairment of assets held for use is determined by comparing the carrying amount of an asset to the future undiscounted cash flows expected to be generated by that asset. If assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued and became effective April 2002. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," however, it retains the requirement that long-lived assets be tested for recoverability when events or changes in circumstances indicate carrying amounts may not be recoverable. The adoption of this standard had no material impact on the Company's consolidated financial statements.

Environmental

Environmental remediation expenditures that relate to current operations are expensed or capitalised as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action.

Mineral Acquisition Costs

The Company records acquired proven and probable silica mineral ore reserves at their fair value at the date of acquisition. Depletion expense is recorded based on the estimated rate per ton multiplied by the number of tons extracted during the period. The rate per ton may be periodically revised by management based on changes in the estimated tons available to be extracted which, in turn, is based on third party studies of proven and probable reserves. The estimated costs of reclamation associated with mining activities are accrued during production and are included in determining the cost of production.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses the financial accounting and reporting for legal obligations associated with the retirement of tangible assets and the associated asset retirement costs. SFAS No. 143 provisions apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires the recording of a liability for an asset retirement obligation in the period in which the liability is incurred. The initial measurement is based upon the present value of estimated third party costs and a related long-lived asset retirement cost capitalised as part of the asset's carrying value and allocated to expense over the asset's useful life. In accordance with SFAS No. 143, the Company accrues for reclamation costs associated with mining activities, which are accrued during production and are included in determining the cost of production. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Revenue Recognition

The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management's best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$15.2 million, US$10.5 million and US$10.3 million during the years ended 31 March 2004, 2003 and 2002, respectively.

Accrued Product Warranties

An accrual for estimated future warranty costs is recorded based on an analysis by the Company, including the historical relationship of warranty costs to sales.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised.

Financial Instruments

To meet the reporting requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," the Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

On 1 April 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The cumulative effect on 1 April 2001 of adopting this statement was to reduce other comprehensive income, a component of shareholders' equity, by US$4.9 million.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, gains and losses arising on such contracts are accounted for in accordance with SFAS No. 133. Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are completed. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.

Stock-Based Compensation

In fiscal year 2003, the Company adopted the fair value provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which requires the Company to value stock options issued based upon an option pricing model and recognise this value as compensation expense over the periods in which the options vest. In accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123," the Company has elected to recognise stock-based compensation using the retroactive restatement method. Under this change in accounting method, the Company has restated its consolidated financial statements for all years presented herein to reflect stock-based compensation expense under a fair value based accounting method for all options granted, modified or settled in fiscal years beginning after 31 March 1995. See Note 18 for full disclosures required under SFAS No. 123 and 148.

Employee Benefit Plans

The Company sponsors both defined benefit and defined contribution retirement plans for its employees. The defined contribution plans cover all eligible employees and provide contributions of up to 6% of the eligible employees' salaries or wages. These contributions are recognised as periodic pension expense in the period that the employees' salaries or wages are earned. The defined benefit plan covers all eligible employees and takes into consideration the following components to calculate net periodic pension expense: (a) service cost; (b) interest cost; (c) expected return on plan assets; (d) amortisation of unrecognised prior service cost; (e) recognition of net actuarial gains or losses; and (f) amortisation of any unrecognised net transition asset. If the amount of the Company's total contribution to its pension plan for the period is not equal to the amount of net periodic pension cost, the Company recognises the difference either as a prepaid or accrued pension cost.

Dividends

Dividends are recorded as a liability on the date that the Board of Directors formally declares the dividend.

Earnings per Share

The Company is required to disclose basic and diluted earnings per share ("EPS"). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

(Millions except per share amounts)	Years Ended 31 March 2004	2003	2002
Basic common shares outstanding	**458.1**	456.7	438.4
Dilutive effect of stock options	**3.3**	2.7	2.0
Diluted common shares outstanding	**461.4**	459.4	440.4
Net income per share – basic	**$0.28**	$0.37	$0.07
Net income per share – diluted	**$0.28**	$0.37	$0.07

Potential common shares of 2.0 million, 1.3 million and 4.2 million for the years ended 31 March 2004, 2003 and 2002, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes adjustments for additional minimum pension liabilities, foreign currency translation, unrealised gains and losses on available-for-sale securities and derivative instruments and is presented as a separate component of shareholders' equity.

Extinguishments of Debt

In May 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections." Among other things, SFAS No. 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," are met. SFAS No. 145 provisions regarding early extinguishment of debt are generally effective for fiscal years beginning after 15 May 2002. As permitted under SFAS No. 145, the Company has early adopted the provisions of this standard effective 1 April 2002. As a result of the early retirement of US$60.0 million of the Company's long-term debt, the Company incurred charges of US$9.9 million related to a make-whole payment paid to certain noteholders on 23 December 2002. Accordingly, this amount was included in interest expense in the year ended 31 March 2003 rather than as an extraordinary item.

Recent Accounting Pronouncements

Amendment of SFAS No.133, Accounting for Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities." This statement clarifies the definition of a derivative and incorporates certain decisions made by the FASB as part of the Derivatives Implementation Group process. This statement is effective for contracts entered into or modified, and for hedging relationships designated after 30 June 2003 and should be applied prospectively. The provisions of the statement that relate to implementation issues addressed by the Derivatives Implementation Group that have been effective should continue to be applied in accordance with their respective effective dates. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Certain Financial Instruments with Characteristics of both Liabilities and Equity
In May 2003, the FASB issued SFAS No. 150, "Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how a company clarifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires a company to classify such instruments as liabilities, whereas they previously may have been classified as equity. The standard is effective for all financial instruments entered into or modified after 31 May 2003, and otherwise is effective 1 July 2003. The adoption of this standard did not have an impact on the Company's consolidated financial statements.

Employers' Disclosures about Pensions and Other Postretirement Benefits
In December 2003, the FASB issued SFAS No. 132 (revised 2003) ("SFAS No. 132R"), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statement 87, Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions", which it replaces. SFAS No. 132R requires additional disclosures about the assets, obligations, cash flows and net periodic benefit/cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132R is effective for foreign plans for the fiscal years ending after 15 June 2004. The Company does not expect the adoption of this standard to have a material impact on the Company's consolidated financial statements.

Consolidation of Variable Interest Entities
In December 2003, the FASB issued FASB Interpretation No. ("FIN") 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"), which addresses how a business should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaced FIN 46 which was issued in January 2003. FIN 46 or FIN 46R applies immediately to entities created after 31 January 2003 and no later than the end of the first reporting period that ended after 15 December 2003 to entities considered to be special-purpose entities ("SPEs"). FIN 46R is effective for all other entities no later than the end of the first interim or annual reporting period ending after 15 March 2004. The adoption of the provisions of FIN 46 or FIN 46R relative to SPEs and for entities created after 31 January 2003 did not have an impact on the Company's consolidated financial statements. Additionally, the Company does not expect the other provisions of FIN 46R to have an impact on the Company's consolidated financial statements.

3. Cash and Cash Equivalents

Cash and cash equivalents consist of the following components:

	31 March	
(Millions of US dollars)	**2004**	2003
Cash at bank and on hand	**$ 24.6**	$ 39.7
Short-term deposits	**47.7**	14.9
Total cash and cash equivalents	**$ 72.3**	$ 54.6

Short-term deposits are placed at floating interest rates varying between 0.90% to 1.02% and 1.18% to 1.75% as of 31 March 2004 and 2003, respectively.

4. Accounts and Notes Receivable

Accounts and notes receivable consist of the following components:

	31 March	
(Millions of US dollars)	**2004**	2003
Trade receivables	**$ 109.9**	$ 83.0
Other receivables and advances	**9.7**	5.8
Allowance for doubtful accounts	**(1.2)**	(1.0)
Total accounts and notes receivable	**$ 118.4**	$ 87.8

The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	31 March	
(Millions of US dollars)	**2004**	2003
Balance at 1 April	**$ 1.0**	$ 0.5
Charged to expense	**0.9**	0.5
Costs and deductions	**(0.8)**	(0.1)
Foreign currency movements	**0.1**	0.1
Balance at 31 March	**$ 1.2**	$ 1.0

5. Inventories

Inventories consist of the following components:

	31 March	
(Millions of US dollars)	**2004**	2003
Finished goods	**$ 76.7**	$ 54.7
Work-in-process	**6.4**	4.5
Raw materials and supplies	**22.3**	16.2
Provision for obsolete finished goods and raw materials	**(2.2)**	(1.4)
Total inventories	**$ 103.2**	$ 74.0

6. Investments

Investments consist of the following components:

	31 March	
(Millions of US dollars)	**2004**	2003
Available-for-sale securities:		
Marketable securities at cost	**$ 2.1**	$ 3.2
Unrealised gains	**–**	1.1
Marketable securities at fair value	**2.1**	4.3
Other investments at cost approximating fair value	**1.6**	1.7
Total investments	**$ 3.7**	$ 6.0

7. Property, Plant and Equipment

Property, plant and equipment consist of the following components:

(Millions of US dollars)	Land	Buildings	Machinery and Equipment	Construction in Progress	Total
Balance at 1 April 2003:					
Cost	$ 8.6	$ 119.8	$ 444.4	$ 107.0	$ 679.8
Accumulated depreciation	–	(20.9)	(138.9)	–	(159.8)
Net book value	8.6	98.9	305.5	107.0	520.0
Changes in net book value:					
Capital expenditures	3.5	25.1	89.5	(44.0)	74.1
Retirements and sales	(0.8)	(5.3)	(0.6)	–	(6.7)
Depreciation	–	(4.7)	(31.2)	–	(35.9)
Other movement	–	–	(0.7)	–	(0.7)
Foreign currency translation adjustments	–	–	16.3	–	16.3
Total changes	2.7	15.1	73.3	(44.0)	47.1
Balance at 31 March 2004:					
Cost	11.3	135.0	562.8	63.0	772.1
Accumulated depreciation	–	(21.0)	(184.0)	–	(205.0)
Net book value	$ 11.3	$ 114.0	$ 378.8	$ 63.0	**$ 567.1**

Construction in progress consists of plant expansions and upgrades.

Interest related to the construction of major facilities is capitalised and included in the cost of the asset to which it relates. Interest capitalised was US$1.6 million, US$1.7 million and US$6.5 million for the years ended 31 March 2004, 2003 and 2002, respectively. Depreciation expense for continuing operations was US$35.9 million, US$27.2 million and US$23.3 million for the years ended 31 March 2004, 2003 and 2002, respectively.

8. Intangible Assets

Intangible assets consist of the following components:

(Millions of US dollars)	Goodwill	Other	Total
Balance at 1 April 2003:			
Cost	$ 2.0	$ 2.3	$ 4.3
Accumulated amortisation	(0.2)	(0.7)	(0.9)
Net book value	1.8	1.6	3.4
Changes in net book value:			
Amortisation	–	(0.5)	(0.5)
Additional minimum pension liability	–	(0.1)	(0.1)
Foreign currency translation adjustments	0.3	(0.1)	0.2
Total changes	0.3	(0.7)	(0.4)
Balance at 31 March 2004:			
Cost	2.3	2.1	4.4
Accumulated amortisation	(0.2)	(1.2)	(1.4)
Net book value	$ 2.1	$ 0.9	**$ 3.0**

The Company recorded amortisation expense of US$0.5 million, US$0.2 million and nil for the years ended 31 March 2004, 2003 and 2002, respectively, related to other intangibles. Amortisation expense of US$0.2 million has been recorded for the year ended 31 March 2002 related to goodwill.

9. Retirement Plans

The Company sponsors a defined contribution plan for employees in its US operations and defined benefit and defined contribution plans for its Australian and New Zealand employees, respectively.

The defined contribution plan in the US covers all US employees meeting certain eligibility requirements and provides for contributions of up to 6% of their salary or wages. The Company's expense for its defined contribution plans totalled US$3.8 million, US$2.9 million and US$2.6 million for the years ended 31 March 2004, 2003 and 2002, respectively.

The following are the components of net periodic pension cost for the Australian defined benefit pension plan:

	Years Ended 31 March		
(Millions of US dollars)	**2004**	2003	2002
Service cost	**$ 2.9**	$ 2.7	$ 2.9
Interest cost	**2.9**	2.9	2.4
Expected return on plan assets	**(3.6)**	(3.2)	(3.7)
Amortisation of unrecognised transition asset	**(0.9)**	(0.8)	(0.8)
Amortisation of prior service costs	**0.1**	–	–
Recognised net actuarial loss	**0.4**	0.7	0.1
Net periodic pension cost	**$ 1.8**	$ 2.3	$ 0.9

A settlement loss of US$1.3 million was recognised during the year ended 31 March 2002 as a result of the sale of the Company's Windows business.

The following are the assumptions used in developing the net periodic benefit cost and projected benefit obligation as of 31 March for the Australian defined benefit pension plan:

	31 March		
	2004	2003	2002
Net Periodic Benefit Cost Assumptions:			
Discount rate	**6.8%**	7.0%	5.5%
Rate of increase in compensation	**3.5%**	3.5%	4.0%
Expected return on plan assets	**6.8%**	7.0%	7.5%
Projected Benefit Obligation Assumptions:			
Discount rate	**6.5%**	6.8%	7.0%
Rate of increase in compensation	**4.0%**	3.5%	3.5%

Plan assets consist primarily of investments in marketable securities. Net unrecognised gains and losses are amortised over the average remaining service period of active employees. A market related value of assets is used to determine pension costs with the difference between actual and expected investment return each year recognised over 5 years. The discount rate methodology is based on the yield on 10 year high quality investment securities adjusted to reflect the rates at which pension benefits could be effectively settled. The changes in the discount rate from 2003 to 2004 and from 2002 to 2003 are a direct result of the changes in yields of high quality investment securities over the same periods, adjusted to rates at which pension benefits could be effectively settled. The increase in the rate of increase in compensation under the projected benefit obligation assumption from 2003 to 2004 reflects an increase in the expected margin of compensation increases over price inflation. The decrease in the expected return on plan assets from 2003 to 2004 and from 2002 to 2003 is a result of lower expected after-tax rates of return.

The following are the actuarial changes in the benefit obligation, changes in plan assets and the funded status of the Australian defined benefit pension plan:

(Millions of US dollars)	Years Ended 31 March 2004	2003
Changes in benefit obligation:		
Benefit obligation at 1 April	**$ 38.5**	$ 38.7
Service cost	**2.9**	2.7
Interest cost	**2.9**	2.9
Plan participants' contributions	**0.3**	0.3
Actuarial gain	**(1.5)**	(5.5)
Benefits paid	**(11.8)**	(5.5)
Foreign currency translation	**9.4**	4.9
Benefit obligation at 31 March	**$ 40.7**	$ 38.5
Changes in plan assets:		
Fair value of plan assets at 1 April	**$ 37.7**	$ 39.8
Actual return (loss) on plan assets	**3.0**	(4.4)
Employer contributions	**2.8**	2.5
Participant contributions	**0.3**	0.3
Benefits paid	**(11.8)**	(5.5)
Foreign currency translation	**9.2**	5.0
Fair value of plan assets at 31 March	**$ 41.2**	$ 37.7
Funded status	**$ 0.6**	$ (0.8)
Unamortised prior service cost	**0.1**	0.1
Unrecognised actuarial loss	**13.4**	11.9
Unrecognised net transition asset	**-**	(0.8)
Net asset	**$ 14.1**	$ 10.4
Pension assets (liabilities) recognised in the financial statements:		
Prepaid pension cost	**$ 14.1**	$ 10.4
Accrued pension liability	**-**	(11.2)
Accumulated other comprehensive loss	**-**	11.1
Intangible asset	**-**	0.1

The Company recorded an additional minimum pension liability of US$11.2 million at 31 March 2003 as required by SFAS No. 87, "Employers' Accounting for Pensions." The adjustment was reflected in other liabilities, accumulated other comprehensive income and intangible assets, as appropriate, and is prescribed when the accumulated benefit obligation of the plan exceeds the fair value of the underlying pension plan assets and accrued pension liabilities. In the current fiscal year, this minimum pension liability was reversed as the fair value of plan assets exceeded the plan's accumulated benefit obligation at 31 March 2004.

10. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

(Millions of US dollars)	31 March 2004	2003
Trade creditors	**$ 54.7**	$ 49.7
Other creditors and accruals	**23.8**	24.3
Total accounts payable and accrued liabilities	**$ 78.5**	$ 74.0

11. Short and Long-Term Debt

Long-term debt consists of the following components:

(Millions of US dollars)	31 March 2004	2003
US$ noncollateralised notes – current portion	**$ 17.6**	$ –
US$ noncollateralised notes – long term portion	**147.4**	165.0
Total debt at 7.09% average rate	**$ 165.0**	$ 165.0

The US$ non-collateralised notes form part of a seven tranche private placement facility which provides for maximum borrowings of US$165.0 million. Principal repayments are due in seven installments that commence on 5 November 2004 and end on 5 November 2013. The tranches bear fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%. Interest is payable in May and November each year.

The Company has a short-term US$ line of credit which provides for maximum borrowings of US$11.5 million. At 31 March 2004, the Company had drawn down US$10.8 million on this line of credit. The line of credit can be repaid and redrawn until maturity in October and December 2004. Interest is recalculated at the commencement of each draw-down period based on the 90-day Chilean Tasa Activa Bancaria ("TAB") rate plus a margin and is payable at the end of each draw-down period. At 31 March 2004 and 2003, the weighted average interest rate on outstanding borrowings under this facility was 3.24% and 4.80%, respectively. The Company expects to renew this agreement under similar terms and conditions after its maturity in October and December 2004.

The US$ denominated non-collateralised revolving loan facility can be repaid and redrawn until maturity in November 2006 and provides for maximum borrowings of A$200.0 million (US$152.0 million). Interest is recalculated at the commencement of each draw-down period based on the US$ LIBOR or the average Australian bank bill rate plus the margins of individual lenders, and is payable at the end of each draw-down period. During the year, the Company paid US$0.4 million in commitment fees. At 31 March 2004, there was US$152.0 million available under this revolving loan facility.

The Company has short-term non-collateralised stand-by loan facilities which provide for maximum borrowings of US$117.5 million. At 31 March 2004, the facilities had a maturity date of 30 October 2004 and the Company had not drawn down any of these facilities. During April 2004, the Company renegotiated the facilities to extend the maturity date to 30 April 2005. Interest is recalculated at the commencement of each draw-down period based on either the US$ LIBOR or the average A$ bank bill bid rate plus the margins of the individual lenders and is payable at the end of each draw-down period. During the year, the Company paid US$0.2 million in commitment fees.

The A$ loan from the Medical Research and Compensation Foundation was repaid in full during the year ended 31 March 2002.

At 31 March 2004, the following are the scheduled maturities of long-term debt for each of the next five years and in total thereafter:

(Millions of US dollars) Years Ending 31 March:	
2005	$ 17.6
2006	25.7
2007	27.1
2008	8.1
2009	46.2
Thereafter	40.3
Total	$165.0

As a consequence of the completion of the sale of the Gypsum business on 25 April 2002, the Company was technically not in compliance as of that date with certain pre-approval covenants of its US$ non-collateralised note agreements totalling US$225.0 million. Effective 23 December 2002, the note purchase agreement was amended to, among other matters, modify these covenants to remove the technical non-compliance caused by the sale of the Gypsum business. In connection with such amendment, the Company prepaid US$60.0 million in principal amount of notes. As a result of the early retirement, the Company incurred a US$9.9 million make-whole payment charge. The make-whole payment was charged to interest expense during the year ended 31 March 2003.

At 31 March 2004, management believes it was in compliance with all restrictive covenants contained in the non-collateralised notes, revolving loan facility and the stand-by credit facility agreements. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes.

12. Other Liabilities

Other liabilities consist of the following components:

(Millions of US dollars)	31 March 2004	2003
Current other liabilities:		
Reorganisation	**$ 0.7**	$ 0.8
Surplus leased space	**–**	1.5
Other	**1.1**	2.6
Total current other liabilities	**$ 1.8**	$ 4.9
Non-current other liabilities:		
Employee entitlements	**13.5**	15.4
Product liability	**5.6**	1.2
Other	**63.2**	31.9
Total non-current other liabilities	**$ 82.3**	$ 48.5

13. Product Warranties

The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company's warranty provisions are adjusted as necessary. While the Company's warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could exceed those estimates.

The following are the changes in the product warranty provision:

(Millions of US dollars)	31 March 2004	2003
Balance at beginning of period	**$ 14.8**	$ 17.7
Accruals for product warranties	**2.2**	0.1
Settlements made in cash or in kind	**(5.7)**	(3.3)
Foreign currency translation adjustments	**0.7**	0.3
Balance at end of period	**$ 12.0**	$ 14.8

14. Commitments and Contingencies

Environmental
The operations of the Company, like those of other companies engaged in similar businesses, are subject to various federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company's policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not have a material adverse effect on either the Company's consolidated financial position, results of operations or cash flows.

Legal
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on either its consolidated financial position, results of operations or cash flows.

Claims Against Former Subsidiaries
With the establishment and funding of the Medical Research and Compensation Foundation (the "Foundation") in February 2001 (see Note 17), the Company no longer owned or controlled two Australian companies which manufactured and marketed asbestos-related products prior to 1987. Those companies were former subsidiaries of ABN 60, formerly known as James Hardie Industries Limited. On 31 March 2003, James Hardie transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd ("ABN 60 Foundation").

In prior years and up to the date of the establishment of the Foundation, these two former subsidiaries incurred costs of asbestos-related litigation and settlements. From time to time, ABN 60 was joined as a party to asbestos suits which were primarily directed at the two former subsidiaries which are now controlled by the Foundation. As all three former subsidiaries of the Company are no longer a part of James Hardie, and all relevant claims against ABN 60 had been successfully defended, no provision for asbestos-related claims was established in the Company's accounts at 31 March 2004 or 2003.

While it is difficult to predict the incidence or outcome of future litigation, the Company believes it is remote that any significant personal injury suits for damages in connection with the former manufacture or sale of asbestos containing products that are or may be filed against ABN 60 or its former subsidiaries would have a material adverse effect on the Company's business, results of operations or financial condition. This belief is based in part on the separateness of corporate entities under Australian law, the limited circumstances where "piercing the corporate veil" might occur under Australian law, and there being no equivalent under Australian law of the US legal doctrine of "successor liability". The courts in Australia have confirmed the primacy of separate corporate entities and have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent any finding of fraud, agency, direct operational responsibility or the like. Accordingly, the Company does not believe that there are any valid legal claims that may be presented against the Company for potential asbestos liabilities of the former subsidiaries and any such claims would be defended vigorously.

The Company has not incurred any asbestos litigation and settlement payments during the year ended 31 March 2004.

The Foundation issued a press release on 29 October 2003 stating that its "most recent actuarial analysis estimates that the compensation bill for the organisation could reach one billion Australian dollars in addition to those funds already paid out to claimants since the Foundation was formed and that existing funding could be exhausted within five years". In February 2004, the government of New South Wales, Australia, established a Special Commission of Inquiry ("SCI") into the Foundation. The SCI was formed to determine the current financial position of the Foundation and whether it is likely to meet its future asbestos-related claims in the medium to long-term, the circumstances in which the Foundation was separated from the Company and whether this may have resulted in or contributed to a possible insufficiency of assets to meet its future asbestos related liabilities, the circumstances in which any corporate restructure or asset transfers occurred within or in relation to the Company prior to the funding of the Foundation to the extent that this may have affected the Foundation's ability to meet its current and future liabilities and the adequacy of current arrangements available to the Foundation under the Corporations Act of Australia to assist the Foundation in managing its liabilities and whether reform is desirable in order to assist the Foundation managing its obligations to current and future claimants.

The SCI has been hearing evidence since 5 April 2004 and concluded hearing evidence on 22 June 2004. The Commission is expected to report by 21 September 2004. While it is not possible to predict outcomes of the SCI, it is possible that the SCI will make adverse findings against the Company and ABN 60 which in turn could form the basis of legal claims against the Company. The Company has incurred substantial costs associated with the SCI and may incur material costs in the future related to the SCI or subsequent legal proceedings.

Gypsum Business

Under the terms of the Company's agreement to sell its Gypsum business to BPB U.S. Holdings, Inc., the Company agreed to customary indemnification obligations related to its representations and warranties in the agreement. The Company's indemnification obligation generally extends for 2 years from the closing date, arises only if claims exceed US$5 million in the aggregate and is limited to US$100 million in the aggregate. In addition, the Company agreed to indemnify BPB U.S. Holdings, Inc. for any future liabilities arising from asbestos-related injuries to persons or property. Although the Company is not aware of any asbestos-related claims arising from the Gypsum business, nor circumstances that would give rise to such claims, under the sale agreement, the Company's obligation to indemnify the purchaser for liabilities arising from asbestos-related injuries arises only if such claims exceed US$5 million in the aggregate, is limited to US$250 million in the aggregate and will continue for 30 years after the closing date of the sale of the Gypsum business.

Pursuant to the terms of the Company's agreement to sell its Gypsum business, the Company also retained responsibility for any losses incurred by the purchaser resulting from environmental conditions at the Duwamish River in Washington state so long as notice of a claim is given within 10 years of closing. Our indemnification obligations are subject to a US$34.5 million limitation. The Seattle gypsum facility had previously been included on the "Confirmed and Suspected Contaminate Sites Report" released in 1987 due to the presence of metals in the groundwater. As the Company believes the metals found emanated from an offsite source, the Company does not believe it is liable for, and have not been requested to conduct, any investigation or remediation relating to the metals in the groundwater.

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2004:

(Millions of US dollars)		
Years Ending 31 March:		
2005	$	12.5
2006		11.6
2007		10.4
2008		9.8
2009		8.8
Thereafter		75.2
Total	$	128.3

Rental expense amounted to US$8.1 million, US$9.0 million and US$8.0 million for the years ended 31 March 2004, 2003 and 2002, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognised as liabilities and generally payable within one year, were US$26.8 million at 31 March 2004.

15. Other Operating (Expense) Income

In March 2001, the Company announced the creation of a new division for its fibre cement business in the Asia Pacific region, commencing with the 2002 fiscal year. The new regional division comprises the fibre cement operations in Australia, New Zealand and the Philippines. As a result, the Company had decided to phase out manufacturing at its Perth, Western Australia facility during the course of calendar year 2001. Accordingly, restructuring costs of US$15.5 million were incurred in the Asia Pacific fibre cement segment for the year ended 31 March 2001. The Company incurred employee termination costs of US$5.4 million for 189 employees: 8 from sales, 23 from administration, 5 from marketing and 153 hourly paid workers in manufacturing and distribution. One employee had left by 31 March 2001. The 2 administrative employees remaining at 31 March 2002 left in fiscal year 2003. Included in the March 2001 restructuring costs were US$7.5 million for the write down of fixed assets to their estimated fair value and US$2.6 million for lease cancellation charges. With Multiplex Property Trust's ("Multiplex"), an unrelated third party, March 2004 acquisition of the Perth, Western Australia facility from Amaca Pty Ltd (see Note 17), the remaining surplus lease space accrual of US$1.5 million was reversed.

Corporate reorganisation expenses represent the costs incurred in relation to the 2001 Reorganisation. Included in these expenses is US$2.3 million paid to our independent auditors, PricewaterhouseCoopers, for related professional services.

On 14 February 2002, the Company signed a Class Action Settlement Agreement (the "Settlement Agreement") for all product, warranty and property related liability claims associated with its roofing products, which were previously manufactured and sold by the USA Fibre Cement business. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. Consequently, the Company recorded a pre-tax charge of US$12.6 million in fiscal year 2002 to cover the estimated cost of the settlement, and the estimated cost of any other pending claims or lawsuits remaining which are not covered by the settlement, as well as all related costs that may be paid under the Settlement Agreement. The total liability included in the balance sheet relating to the Settlement Agreement as of 31 March 2004 and 2003 was approximately US$4.7 million and US$9.1 million, respectively, which is included in the product warranty liability (see Note 13).

Other operating (expense) income consist of the following components:

(Millions of US dollars)	Years Ended 31 March **2004**	2003	2002
Other operating (expense) income:			
Settlement of terminated derivative contract	**$ –**	$ 1.0	$ –
Decrease in fair value of derivative contracts	**–**	–	(8.1)
Corporate reorganisation expenses	**–**	–	(7.4)
Class action settlement and roofing warranties	**–**	–	(12.6)
Other	**(2.1)**	–	–
Total other operating (expense) income	**$ (2.1)**	$ 1.0	$ (28.1)

The following table displays the activity and balances of the restructuring accrual account, which is included in other liabilities:

(Millions of US dollars) Type of Cost	1 April 2003 Balance	Additions	Deductions	**31 March 2004 Balance**
Employee terminations	$ 0.8	$ –	$ (0.1)	**$ 0.7**
Surplus lease space	1.5	–	(1.5)	**–**
Total	$2.3	$ –	$ (1.6)	**$ 0.7**

(Millions of US dollars) Type of Cost	1 April 2002 Balance	Additions	Deductions	31 March 2003 Balance
Employee terminations	$ 0.9	$ –	$ (0.1)	$ 0.8
Surplus lease space	2.1	0.2	(0.8)	1.5
Total	$ 3.0	$ 0.2	$ (0.9)	$ 2.3

Additions in fiscal year 2003 reflect foreign currency movements and deductions reflect payments.

16. Income Taxes

The income tax (expense) benefit includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The income tax expense for continuing operations consists of the following components:

(Millions of US dollars)	Years Ended 31 March 2004	2003	2002
Income from continuing operations before income taxes:			
Domestic[1]	**$ 103.5**	$ 38.6	$ 10.1
Foreign	**62.2**	71.0	20.3
Income from continuing operations before income taxes:	**$ 165.7**	$ 109.6	$ 30.4
Income tax (expense) benefit:			
Current:			
Domestic[1]	**(6.7)**	(7.0)	(2.2)
Foreign	**(20.4)**	1.3	(2.1)
Current income tax expense	**(27.1)**	(5.7)	(4.3)
Deferred:			
Domestic[1]	**(3.9)**	0.1	0.2
Foreign	**(9.4)**	(20.5)	1.0
Deferred income tax (expense) benefit	**(13.3)**	(20.4)	1.2
Total income tax expense for continuing operations	**$ (40.4)**	$ (26.1)	$ (3.1)

[1] Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.

The income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. The income tax expense from continuing operations is reconciled to the tax at the statutory rates as follows:

(Millions of US dollars)	Years Ended 31 March 2004	2003	2002
Income tax expense computed at the statutory tax rates	**$ (60.7)**	$ (37.2)	$ (11.4)
US state income taxes, net of the federal benefit	**(0.2)**	(1.2)	0.9
Benefit from Dutch financial risk reserve regime	**24.8**	11.9	2.6
Expenses not deductible	**(2.5)**	(4.7)	(1.3)
Non-assessable items	**1.3**	–	9.3
Losses not available for carryforward	**–**	(1.4)	(3.9)
Taxes related to 2001 Reorganisation	**–**	3.5	(18.7)
Net operating losses brought back to account	**–**	13.0	18.7
Increase in reserves	**–**	(10.0)	–
Result of US tax audits	**(3.9)**	–	–
Other items	**0.8**	–	0.7
Total income tax expense	**$ (40.4)**	$ (26.1)	$ (3.1)
Effective tax rate	**24.4%**	23.8%	10.3%

Prior years Australian legislation reduced the country's income tax rate from 34% to 30% in the year ended 31 March 2002. Consequently, the Company adjusted its Australian deferred tax assets and liabilities using the appropriate tax rate for the period in which the related timing differences are expected to reverse.

Deferred tax balances consist of the following components:

(Millions of US dollars)	31 March 2004	2003
Deferred tax assets:		
Provisions and accruals	**$ 18.3**	$ 28.0
Net operating loss carryforwards	**14.6**	35.6
Capital loss carryforwards	**33.2**	6.0
Prepaid interest	**16.6**	–
Taxes on intellectual property transfer	**8.7**	–
Other	**0.3**	0.4
Total deferred tax assets	**91.7**	70.0
Valuation allowance	**(37.7)**	(20.7)
Total deferred tax assets net of valuation allowance	**54.0**	49.3
Deferred tax liabilities:		
Property, plant and equipment	**(76.3)**	(63.5)
Prepaid pension cost	**(4.2)**	–
Foreign currency movements	**(1.1)**	–
Other	**(0.9)**	(0.9)
Total deferred tax liabilities	**(82.5)**	(64.4)
Total deferred taxes, net	**$ (28.5)**	$ (15.1)

Under SFAS No. 109, "Accounting for Income Taxes," the Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to a portion of its Australian net operating loss carryforwards and all of its Australian capital loss carryforwards.

The following are the changes in the valuation allowance:

(Millions of US dollars)	Years Ended 31 March 2004	2003	2002
Balance at 1 April	**$ (20.7)**	$ (42.8)	$ (67.5)
Write-off Australian NOL against allowance	**12.9**	–	–
Australian capital losses	**(29.8)**	–	–
Utilisation of capital losses	**6.4**	–	–
Cumulative translation adjustment	**–**	–	7.8
Transfer of ABN 60	**–**	16.8	–
Net deferred tax assets brought back to account	**–**	(4.0)	–
Reduction (addition) to expense:			
Net operating losses brought back to account	**–**	13.0	8.8
Timing differences brought back to account	**–**	–	9.7
Tax rate change	**–**	–	(0.1)
Reduction through sale of a business	**–**	–	3.3
Foreign currency movements	**(6.5)**	(3.7)	(4.8)
Balance at 31 March	**$ (37.7)**	$ (20.7)	$ (42.8)

At 31 March 2004, the Company had Australian tax loss carryforwards of approximately US$38.7 million that will never expire. During fiscal year 2004, the Company wrote-off US$43.1 million in Australian tax loss carryforwards that are permanently impaired. The Company had previously provided a 100% valuation allowance against these carryforwards.

At 31 March 2004, the Company had US$110.6 million in Australian capital loss carryforwards which will never expire. During fiscal year 2004, the Company added Australian capital loss carryforwards of approximately US$99.4 million primarily as a result of the Company electing to file their Australian income tax returns as a single consolidated group, and utilised US$21.4 million during fiscal year 2004. At 31 March 2004, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.

Under Australian legislation in fiscal 2003, the Company's Australian entities have elected to file their Australian income tax returns as a single consolidated group. The election allows the group to recognise value in certain deferred tax assets against which the Company had in prior years established a valuation allowance. Accordingly, the Company released US$13.0 million of valuation allowance during the year ended 31 March 2003.

At 31 March 2004, the undistributed earnings of non-Dutch subsidiaries approximated US$528.0 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability is impracticable to determine at this time.

Due to the size of the Company and the nature of its business, the Company is subject to ongoing reviews by the Internal Revenue Service ("IRS") and other taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records an additional charge in the period in which it determines that the recorded tax liability is less than it expects the ultimate assessment to be.

The IRS has audited the Company's US income tax returns for all tax years ended through 31 March 2000. The Company settled all issues and paid all assessments arising out of the audit during fiscal year 2004. The California Franchise Tax Board ("FTB") audited the Company's California franchise tax returns for all tax years ended through 31 March 1999 and proposed substantial assessments. The Company has accrued a lesser amount for these proposed assessments that it based upon a protest that it filed on which it believes it will prevail on several issues, with the estimated result that the final assessment will not exceed the amount accrued.

The IRS, the FTB, and the Australian Tax Office are each in the process of auditing the Company's respective jurisdictional income tax returns for various ranges of years including 1998 through 2003. None of the audits have progressed sufficiently to predict their ultimate outcome. The Company has accrued income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations, and how the tax authorities view certain issues.

During fiscal year 2004, the United States of America and The Netherlands signed a Protocol that if ratified, would amend the existing US-Netherlands tax treaty, under which the Company currently derives significant tax benefits. If the Protocol is ratified and the Company is unable to satisfy the requirements for treaty benefits under the Protocol, and if the Company is unable to implement alternative arrangements, it could significantly increase the Company's effective tax rate in fiscal year 2007 forward.

17. Discontinued Operations

Building Systems
On 30 May 2003, the Company sold its New Zealand Building Systems business to a third party. A gain of US$1.9 million represented the excess of net proceeds from the sale of US$6.7 million over the net book value of assets sold of US$4.8 million. The proceeds from the sale were comprised of cash of US$5.0 million and a note receivable in the amount of US$1.7 million.

Gypsum
On 13 March 2002, the Company announced that it had signed an agreement to sell the Gypsum business to a third party. The transaction was completed on 25 April 2002. A pre-tax gain of US$81.4 million was recorded representing the excess of net proceeds from the sale of US$334.4 million over the net book value of assets sold of US$253.0 million. The sale resulted in income tax expense of US$26.1 million. The proceeds from the sale were comprised of cash of US$345.0 million less selling costs of US$10.6 million.

On 28 June 2001, the Company entered into an agreement to sell its gypsum mine property in Las Vegas, Nevada to a developer. The transaction was completed on 21 March 2003. A pre-tax gain of US$49.2 million represented the excess of net proceeds from the sale of US$48.4 million less the cost of assets sold of US$0.7 million and the assumption of US$1.5 million in liabilities by the buyer. The sale resulted in income tax expense of US$19.2 million. The proceeds from the sale were comprised of cash of US$50.6 million less selling costs of US$2.2 million.

Building Services
During the year ended 31 March 2003, the Company recorded a loss of US$1.3 million related to its Building Services business which was disposed of in November 1996. The loss consisted of expenses of US$0.8 million and a US$0.5 million write down of an outstanding receivable that was retained as part of the sale.

Amaca Pty Ltd and Amaba Pty Ltd
On 16 February 2001, JHIL announced that it had established the Foundation to compensate individuals with claims against two former James Hardie subsidiaries and to fund medical research into asbestos-related diseases. ABN 60 gifted A$3.0 million (US$1.7 million) in cash and transferred ownership of Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) ("Amaca") and Amaba Pty Ltd (formerly Jsekarb Pty Ltd) ("Amaba") to the Foundation, a special purpose charitable foundation established to fund medical and scientific research into asbestos-related diseases. Amaca and Amaba manufactured and marketed asbestos-related products prior to 1987, when all such activities ceased.

The Foundation is managed by independent trustees and operates entirely independently of James Hardie. James Hardie does not control the activities of the Foundation in any way and, effective from 16 February 2001, does not own or control the activities of Amaca or Amaba. In particular, the trustees are responsible for the effective management of claims against Amaca and Amaba, and for the investment of their assets. James Hardie has no economic interest in the Foundation, Amaca or Amaba; it has no right to dividends or capital distributions, nor will it benefit in the event that there is ultimately a surplus of funds in the Foundation, Amaca or Amaba, following satisfaction of all asbestos-related liabilities. Equally, for the reasons set out here and in Note 14, and subject to the outcomes of the SCI, the Company does not believe it will have any liability should future asbestos-related liabilities of Amaca and Amaba exceed the funds available to those entities or the Foundation.

As a result of the change in ownership of Amaca and Amaba on 16 February 2001, a gain on disposal of US$2.3 million has been recorded by James Hardie at 31 March 2001, representing the net liabilities of Amaca and Amaba which were disposed of for no consideration, the A$3.0 million (US$1.7 million) cash gift to the Foundation together with costs associated with the establishment and funding of the Foundation. ABN 60 had agreed to repay an existing loan of A$70.0 million (US$34.3 million) due to Amaca in four annual tranches of A$15.0 million (US$7.4 million) and a final tranche of A$10.0 million (US$4.9 million) with the first tranche payable on 15 August 2002. However, the loan was repaid in full by ABN 60 during fiscal year 2002.

As part of the establishment and funding of the Foundation, ABN 60 has entered into an agreement to pay to Amaca and Amaba 42 annual payments of A$5.6 million, totalling A$234.2 million (US$141.4 million). Under the agreement, ABN 60 has the option of making the first seven payments and then a final payment of A$73.0 million (US$44.1 million) when the eighth payment becomes due, making a total payment of A$112.0 million (US$67.6 million). In addition, in the event claims against the two former subsidiaries exceed certain amounts, the Foundation has the right to demand payment of any remaining unpaid balance, discounted for early payment. On 9 September 2001, ABN 60 made an early payment of A$1.0 million (US$0.5 million) to the Foundation. This payment was in addition to the annual required payment that is made each February. As a result, the required annual payments of A$5.6 million have been reduced to A$5.5 million. On 31 March 2003, ABN 60 and consequently this agreement and related liability were transferred to the ABN 60 Foundation (see Note 14).

In 1998, the Company entered into lease agreements with Amaca whereby the Company leases, on a long-term basis, four fibre cement manufacturing facilities in Australia. Obligations under such leases amount to an aggregate of approximately US$2.7 million per year. All of the leases expire on 31 October 2008. The leases contain renewal options and provisions adjusting lease payments based on changes in various market factors as reflected in changes in the consumer price index.

In March 2004, Multiplex, acquired the four fibre cement manufacturing facilities in Australia from Amaca. Prior to the acquisition, James Hardie renegotiated these four leases with Multiplex (see Note 14 and Note 15).

ABN 60

On 31 March 2003, James Hardie transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd ("ABN 60 Foundation"). ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure ABN 60 meets its payment obligations to the Foundation. Following the establishment of the ABN 60 Foundation, JHI NV no longer owns any shares of ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of James Hardie. James Hardie does not control the activities of ABN 60 or ABN 60 Foundation in any way. James Hardie has no economic interest in ABN 60 or ABN 60 Foundation, has no right to dividend or capital distributions, nor will it benefit in the event that there is ultimately a surplus of funds in ABN 60 or ABN 60 Foundation. Equally, and subject to further note below, and to the outcomes of the SCI (see Note 14), the Company does not believe it will have any liability should future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. As a result of the change in ownership of ABN 60 on 31 March 2003, a loss on disposal of US$0.4 million was recorded by James Hardie at 31 March 2003, representing the liabilities of ABN 60 (to the Foundation) of A$94.6 million (US$57.2 million), the A$94.5 million (US$57.1 million) in cash held on the balance sheet, and costs associated with the establishment and funding of ABN 60 Foundation.

JHI NV has agreed to indemnify ABN 60 Foundation for any non asbestos-related legal claims made on ABN 60. There is no maximum amount of the indemnity and the term of the indemnity is in perpetuity. James Hardie believes that the likelihood of any material non asbestos-related claims occurring is remote. As such, the Company has not recorded a liability for the indemnity. James Hardie has not pledged any assets as collateral for such indemnity.

Amaca, Amaba and ABN 60 have all agreed to indemnify JHI NV and its related corporate entities for past and future asbestos-related liabilities as part of the establishment of the respective foundations. Amaba and ABN 60's obligation to indemnify JHI NV and its related entities includes claims that may arise associated with the manufacturing activities of those companies.

Windows

On 15 August 2000, the Company approved a plan to dispose of its Windows business. For the year ended 31 March 2001, the Company recorded a loss on disposal of US$17.4 million, net of an income tax benefit of US$0.6 million. This loss on disposal consisted of US$17.2 million for a write down of assets to their expected net realisable value on disposal and transaction costs expected to be incurred on disposal. At 31 March 2001, operating losses from 15 August 2000 to the final disposal date were estimated at US$0.8 million and were included in fiscal year 2001's loss on disposal for the Windows segment.

On 30 November 2001, the Company sold its Windows business. The Company recorded a gain on disposal of discontinued operations of US$2.0 million representing the excess of cash proceeds of US$7.8 million over the net book value of the assets sold of US$5.8 million, a retirement plan settlement loss of US$1.3 million and an income tax benefit of US$1.3 million. The cash proceeds were offset by cash divested of US$0.5 million.

The following are the results of operations of discontinued businesses:

	Years Ended 31 March		
(Millions of US dollars)	**2004**	2003	2002
Building Systems			
Net sales	**$ 2.9**	$ 20.1	$ 15.2
Income before income tax expense	**0.3**	2.8	1.5
Income tax expense	**(0.1)**	(0.9)	(0.5)
Net income	**0.2**	1.9	1.0
Gypsum			
Net sales	**-**	18.7	247.6
Income before income tax expense	**-**	1.8	0.9
Income tax expense	**-**	(0.7)	(0.4)
Net income	**-**	1.1	0.5
Total			
Net sales	**2.9**	38.8	262.8
Income before income tax expense	**0.3**	4.6	2.4
Income tax expense	**(0.1)**	(1.6)	(0.9)
Net income	**0.2**	3.0	1.5
Gain on disposal, net of income taxes	**4.1**	84.0	2.0
Income from discontinued operations	**$ 4.3**	$ 87.0	$ 3.5

18. Stock-Based Compensation

At 31 March 2004, the Company had the following stock-based compensation plans: three Peter Donald Macdonald Share Option Plans; the Executive Share Purchase Plan; the 2001 Equity Incentive Plan and two Shadow Stock Plans. Prior to fiscal year 2003, the Company elected to follow the accounting provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and to provide the pro forma disclosures required under SFAS No. 123.

In fiscal year 2003, the Company adopted the fair value provisions of SFAS No. 123, which requires the Company to value stock options issued based upon an option pricing model and recognise this value as compensation expense over the periods in which the options vest (see Note 2).

The Company estimates the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model. In the table below are the weighted average assumptions and weighted average fair values used for grants in fiscal years 2004, 2003 and 2002:

	2004	2003	2002
Dividend yield	**1.0%**	2.9%	4.1%
Expected volatility	**26.0%**	27.0%	22.3%
Risk free interest rate	**2.7%**	2.9%	3.3%
Expected life in years	**3.3**	4.6	3.1
Weighted average fair value at grant date	**A$1.42**	A$1.12	A$0.77

Compensation expense arising from stock option grants as determined using the Black-Scholes model was US$3.2 million, US$1.9 million and US$1.6 million for the fiscal years ended 31 March 2004, 2003 and 2002, respectively. All prior periods presented have been restated to reflect the compensation costs that would have been recognised had the recognition provisions of SFAS No. 123 been applied to all options granted after 31 March 1995.

Peter Donald Macdonald Share Option Plans

Peter Donald Macdonald Share Option Plan
On 17 November 1999, 1,200,000 options were granted by JHIL at fair market value to Mr Peter D Macdonald, Chief Executive Officer of JHIL at that time, under the Peter Donald Macdonald Share Option Plan. Each option conferred the right to subscribe for one ordinary share in the capital of JHIL at a price of A$3.87 payable by Mr Macdonald or his nominee at the time of exercise of the options. As part of the 2001 Reorganisation, JHIL terminated this option plan and JHI NV granted Mr Macdonald a replacement option plan to purchase 1,200,000 shares of JHI NV common stock at an exercise price of A$3.87 per share. As with the original JHIL option grant, this stock option plan vests and becomes exercisable in three equal installments of 400,000 shares after 17 November 2002, 2003 and 2004. The JHI NV plan contains the same terms as the JHIL plan. The exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions, as set out in the plan rules. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr Macdonald's termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of six months after the date on which Mr Macdonald dies or six months after he ceases to be employed by JHI NV.

Peter Donald Macdonald Share Option Plan 2001
On 12 July 2001, 624,000 options were granted by JHIL at fair market value to Mr Peter D Macdonald, Chief Executive Officer of JHIL at that time, under the Peter Donald Macdonald Share Option Plan 2001. Each option conferred the right to subscribe for one ordinary share in the capital of JHIL at the price of A$5.45 per share payable by Mr Macdonald or his nominee at the time of exercise of the options. As part of the 2001 Reorganisation, JHIL terminated this option plan and JHI NV granted Mr Macdonald a replacement option plan to purchase 624,000 shares of JHI NV common stock at an exercise price of A$5.45 per share. The options may only be exercised if the Company meets certain performance hurdles. The first 468,000 options are exercisable after 12 July 2004 if JHI NV's total shareholder return ("TSR") is equal to or greater than the median TSR for the Company's peer group as set out in the plan. For every 1% that JHI NV's TSR is greater than the median peer group's TSR, an additional 6,240 options are exercisable, up to 156,000 options. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr Macdonald's termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of six months after the date on which Mr Macdonald dies or six months after he ceases to be employed by JHI NV.

Peter Donald Macdonald Share Option Plan 2002
On 19 July 2002, 1,950,000 options were granted by JHI NV at fair market value to Mr Peter D Macdonald, Chief Executive Officer of JHI NV, under the Peter Donald Macdonald Share Option Plan 2002. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV at the price of A$6.30 per share payable by Mr Macdonald or his nominee at the time of exercise of the options. The options may only be exercised if the Company meets certain performance hurdles. The first 1,462,500 options are exercisable after 19 July 2005 if JHI NV's TSR is equal to or greater than the median TSR for the Company's peer group as set out in the plan. For every 1% that JHI NV's TSR is greater than the median peer group's TSR, an additional 19,500 options are exercisable, up to 487,500 options. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21 and A$0.38 for the November 2003 and November 2002 return of capital.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr Macdonald's termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of 18 months after the date on which Mr Macdonald dies or 18 months after he ceases to be employed by JHI NV.

Executive Share Purchase Plan
Prior to July 1998, JHIL issued stock under an Executive Share Purchase Plan. Under the terms of the Plan, eligible executives had purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally payable within two years after termination of an executive's employment. As part of the 2001 Reorganisation, the identical terms of the agreement have been carried over to JHI NV. Variable plan accounting under the provisions of APB Opinion No. 25 has been applied to the Executive Share Purchase Plan shares granted prior to 1 April 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123, has been applied to shares granted after 31 March 1995. Accordingly, the Company recorded variable compensation expense of US$0.1 million, nil and US$0.2 million for the years ended 31 March 2004, 2003 and 2002, respectively. No shares were issued to executives during fiscal years 2004, 2003 and 2002.

2001 Equity Incentive Plan
On 19 October 2001 (the grant date), JHI NV granted a total of 5,468,829 stock options under the JHI NV 2001 Equity Incentive Plan to key US executives in exchange for their previously granted Key Management Equity Incentive Plan ("KMEIP") shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.

Original Shadow Share Grant Date	Original Exercise Price	October 2001 Number of Options Granted	Option Expiration Date
November 1999	A$3.82	1,968,544	November 2009
November 2000	A$3.78	3,500,285	November 2010

On 5 December 2003, 3 December 2002 and 17 December 2001, 6,179,583 options at an exercise price of A$7.05, 4,037,000 options at an exercise price of A$6.66 and 4,248,417 options at an exercise price of A$5.65, respectively, were granted by JHI NV at fair market value to management and other employees of the Company under the JHI NV 2001 Equity Incentive Plan. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan. Also, as set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price on the 3 December 2002 and 17 December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the 17 December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.

The following table shows the movement in the Company's outstanding options:

(In Australian dollars)	**2004**		2003		2002	
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at 1 April	**13,410,024**	**A$5.20**	10,969,562	A$4.54	1,200,000	A$3.87
Granted	**6,179,583**	**7.05**	5,987,000	6.42	10,341,246	4.37
Exercised	**(1,023,047)**	**4.38**	(2,059,879)	3.57	(496,257)	3.75
Forfeited	**(587,853)**	**5.79**	(1,486,659)	4.95	(75,427)	5.65
Outstanding at 31 March	**17,978,707**	**A$5.72**	13,410,024	A$5.20	10,969,562	A$4.54
Options exercisable at 31 March	**3,858,736**	**A$4.54**	1,948,346	A$4.17	1,122,022	A$3.70

The following table summarises information about the Company's stock options outstanding at 31 March 2004:

(In Australian dollars)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 31 March 2004	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable at 31 March 2004	Weighted Average Exercise Price
A$3.09	1,404,712	6.6	A$3.09	529,668	A$3.09
3.13	578,500	5.6	3.13	357,555	3.13
3.18	1,200,000	5.6	3.18	800,000	3.18
4.76	624,000	7.3	4.76	–	–
5.06	2,666,587	7.7	5.06	1,291,254	5.06
5.71	1,950,000	8.3	5.71	–	–
6.45	3,478,325	8.7	6.45	862,700	6.45
7.05	6,076,583	9.7	7.05	17,559	7.05
A$3.09 to A$7.05	17,978,707	8.3	A$5.72	3,858,736	A$4.54

Shadow Stock Plans

The US Shadow Stock Plan provides an incentive to certain key employees in the United States based on growth in the JHI NV share price over time as if such employees were the owners of that number of JHI NV's common stock equal to the number of shares of shadow stock issued to employees. The vesting period of these shadow stock plans is five years. The last grant date under the US Shadow Stock Plan was 17 December 2001. The total number of shadow stock shares outstanding under the plans at 31 March 2004, 2003 and 2002 were 425,800 shares, 687,300 shares and 1,727,000 shares, respectively.

In December 1998, a shadow stock plan for non-US based employees was instituted under similar terms to the US Shadow Stock Plan with a vesting period of three years. The last grant date under this plan was 15 August 2001. The total number of shadow stock shares outstanding at 31 March 2004, 2003 and 2002 were 380,619 shares, 1,512,274 shares and 2,325,000 shares, respectively.

On 5 December 2003, 12,600 shadow stock shares were granted under the terms and conditions of the Key Management Shadow Stock Incentive Plan. All of these shares are outstanding at 31 March 2004.

These plans have been accounted for as stock appreciation rights under SFAS No. 123 and, accordingly, compensation expense of US$2.6 million, US$1.9 million and US$5.1 million was recognised in fiscal years 2004, 2003 and 2002, respectively. The portion of this compensation expense related to Gypsum employees was US$0.9 million for the year ended 31 March 2002.

19. Financial Instruments

Foreign Currency

As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows. At 31 March 2004 and 2003, the Company had not entered into any material contracts to hedge these exposures.

The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2004 and 2003, there were no material contracts outstanding.

Derivatives

In August 2000, the Company entered into a contract with a third party to hedge the price of 5,000 metric tons per month of pulp, a major commodity used in the manufacture of fibre cement products. The original contract term was effective from 1 September 2000 to 31 August 2005, with settlement payments due each month. On 2 December 2001, the counter-party filed for bankruptcy. This had the effect of terminating all outstanding swap transactions immediately prior to the bankruptcy filing. The estimated fair value at the date of termination of the pulp contract was a US$6.2 million liability and was recorded in other non-current liabilities at 31 March 2002. Also a current payable of US$0.6 million related to the contract was recorded at 31 March 2002. In November 2002, the Company settled its obligation under this contract for a cash payment of US$5.8 million. Accordingly, a gain on settlement of the contract in the amount of US$1.0 million was recorded in other operating income during the fiscal year ended 31 March 2003.

Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.

The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. At times, these financial instruments may be in excess of federally insured limits. To minimise this risk, the Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.

For off-balance sheet financial instruments, including derivatives, credit risk also arises from the potential failure of counter-parties to meet their obligations under the respective contracts at maturity. The Company controls risk through the use of credit ratings and reviews.

The Company is exposed to losses on forward exchange contracts in the event that counter-parties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the net fair value of all contracts outstanding with that counter-party. At 31 March 2004 and 2003, total credit exposure arising from forward exchange contracts was not material.

Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company's fibre cement products. Credit is extended based on an evaluation of each customer's financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.

Interest Rates

At 31 March 2004, the Company had US$10.8 million outstanding under its short-term line of credit, which is subject to variable interest rates. No interest rate hedging contracts in respect to that debt have been entered into.

Fair Values

The carrying values of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarises the estimated fair value of the Company's long-term debt:

(Millions of US dollars)	31 March **2004**		2003	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Long-term debt:				
Floating	**$ –**	**$ –**	$ –	$ –
Fixed	**165.0**	**186.8**	165.0	200.7
Total	**$ 165.0**	**$ 186.8**	$ 165.0	$ 200.7

Fair values of long-term debt were determined by reference to the 31 March 2004 and 2003 market values for comparably rated debt instruments.

20. Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fibre Cement manufactures and sells fibre cement flat sheet products in the United States. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centres. Other includes the manufacture and sale of fibre cement products in Chile, the manufacture and sale of fibre cement reinforced pipes in the United States, fibre cement operations in Europe and fibre cement roofing operations in the United States. The Company's reportable operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

Operating Segments

The following are the Company's operating segments and geographical information:

	Net Sales to Customers[1] Years Ended 31 March		
(Millions of US dollars)	**2004**	2003	2002
USA Fibre Cement	**$ 738.6**	$ 599.7	$ 444.8
Asia Pacific Fibre Cement	**219.8**	174.3	141.7
Other Fibre Cement	**23.5**	9.6	4.2
Segments total	**981.9**	783.6	590.7
General Corporate	**–**	–	1.0
Worldwide total from continuing operations	**$ 981.9**	$ 783.6	$ 591.7

	Income from Continuing Operations Before Income Taxes Years Ended 31 March		
(Millions of US dollars)	**2004**	2003	2002
USA Fibre Cement[2,3]	**$ 195.6**	$ 155.1	$ 85.8
Asia Pacific Fibre Cement[2]	**37.6**	27.3	20.9
Research and Development[2]	**(17.6)**	(13.0)	(10.0)
Other Fibre Cement	**(15.9)**	(10.7)	(8.9)
Segments total	**199.7**	158.7	87.8
General Corporate[4]	**(27.5)**	(29.9)	(41.0)
Total operating income	**172.2**	128.8	46.8
Net interest expense[5]	**(10.0)**	(19.9)	(16.0)
Other income (expense), net	**3.5**	0.7	(0.4)
Worldwide total from continuing operations	**$ 165.7**	$ 109.6	$ 30.4

	Total Identifiable Assets 31 March	
(Millions of US dollars)	**2004**	2003
USA Fibre Cement	**$ 554.9**	$ 492.2
Asia Pacific Fibre Cement	**175.9**	147.9
Other Fibre Cement	**74.7**	48.2
Segments total	**805.5**	688.3
General Corporate[6]	**165.7**	156.8
Discontinued operations	**–**	6.7
Worldwide total	**$ 971.2**	$ 851.8

	Additions to Property, Plant and Equipment[7] Years Ended 31 March		
(Millions of US dollars)	**2004**	2003	2002
USA Fibre Cement	**$ 56.2**	$ 81.0	$ 39.3
Asia Pacific Fibre Cement	**8.4**	6.6	8.1
Other Fibre Cement	**9.5**	2.5	3.3
Segments total	**74.1**	90.1	50.7
General Corporate	**–**	0.1	0.1
Discontinued operations	**–**	–	1.6
Worldwide total	**$ 74.1**	$ 90.2	$ 52.4

(Millions of US dollars)	Depreciation and Amortisation Years Ended 31 March 2004	2003	2002
USA Fibre Cement	**$ 25.1**	$ 18.2	$ 14.5
Asia Pacific Fibre Cement	**9.7**	8.7	8.6
Other Fibre Cement	**1.5**	0.3	0.2
Segments total	**36.3**	27.2	23.3
General Corporate	**0.1**	0.2	0.2
Discontinued operations	**–**	1.3	16.4
Worldwide total	**$ 36.4**	$ 28.7	$39.9

Geographic Areas

(Millions of US dollars)	Net Sales to Customers[1] Years Ended 31 March 2004	2003	2002
USA	**$ 748.9**	$ 605.0	$ 447.3
Australia	**154.9**	124.7	100.7
New Zealand	**40.6**	31.6	22.8
Other Countries	**37.5**	22.3	19.9
Segments total	**981.9**	783.6	590.7
General Corporate	**–**	–	1.0
Worldwide total from continuing operations	**$ 981.9**	$ 783.6	$ 591.7

(Millions of US dollars)	Total Identifiable Assets 31 March 2004	2003
USA	**$ 609.8**	$ 528.3
Australia	**119.1**	87.7
New Zealand	**19.7**	20.6
Other Countries	**56.9**	51.7
Segments total	**805.5**	688.3
General Corporate[6]	**165.7**	156.8
Discontinued operations	**–**	6.7
Worldwide total	**$ 971.2**	$ 851.8

1 Export sales and inter-segmental sales are not significant.

2 Research and development costs of US$6.3 million, US$5.3 million and US$4.0 million in fiscal years 2004, 2003 and 2002, respectively, were expensed in the USA Fibre Cement operating segment. Research and development costs of US$2.2 million, US$2.4 million and US$2.0 million in 2004, 2003 and 2002, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$14.1 million, US$10.4 million and US$8.1 million in fiscal years 2004, 2003 and 2002, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling general and administrative expenses of US$3.5 million, US$2.7 million and US$1.9 million in fiscal years 2004, 2003 and 2002, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$22.6 million, US$18.1 million and US$14.1 million for the years ended 31 March 2004, 2003 and 2002, respectively.

3 In 2002, the operating profit of USA Fibre Cement was reduced by a US$12.6 million charge for the settlement of all product, warranty and property related liability claims associated with roofing products which were previously manufactured and sold by the Company (see Note 15).

4 The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company's corporate offices. Pension cost related to the Australian and New Zealand defined benefit plan for the Asia Pacific Fibre Cement segment totalling US$1.8 million, US$2.3 million and US$0.9 million in fiscal years 2004, 2003 and 2002, respectively, has been included in the General Corporate segment.

5 The Company does not report net interest expense for each reportable segment as reportable segments are not held directly accountable for interest expense.

6 The Company does not report deferred tax assets and liabilities for each reportable segment as reportable segments are not held directly accountable for deferred taxes. All deferred taxes are included in General Corporate.

7 Additions to property, plant and equipment are calculated on an accrual basis, and therefore differ from property, plant and equipment in the consolidated statements of cash flows.

Concentrations of Risk

The distribution channels for the Company's fibre cement products are concentrated. If the Company were to lose one or more of its major distributors, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more distributors could have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows. The Company has three major distributors that individually account for over 10% of the Company's net sales.

These three distributors represented 50% and 51% of the Company's trade accounts receivable at 31 March 2004 and 2003, respectively. The following are net sales generated by these three distributors, which are all from the USA Fibre Cement segment:

	Years Ended 31 March		
(Millions of US dollars)	**2004**	2003	2002
Distributor A	**$ 111.3**	$ 125.1	$ 124.9
Distributor B	**252.2**	211.4	168.8
Distributor C	**112.9**	84.3	56.6
Total	**$ 476.4**	$ 420.8	$ 350.3

Approximately 24% of the Company's fiscal year 2004 net sales from continuing operations were derived from sales outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company's non-US operations on translation into US dollars.

21. Other Comprehensive Loss

The following are the components of total accumulated other comprehensive loss, net of related tax, which is displayed in the consolidated balance sheets:

	31 March	
(Millions of US dollars)	**2004**	2003
Net unrealised gain on available-for-sale securities	**$ -**	$ 0.1
Unrealised transition loss on derivative instruments classified as cash flow hedges	**(4.9)**	(4.9)
Accumulated amortisation of unrealised transition loss on derivative instruments	**3.3**	2.2
Minimum pension liability adjustment	**-**	(7.7)
Foreign currency translation adjustments	**(20.0)**	(36.0)
Total accumulated other comprehensive loss	**$ (21.6)**	$ (46.3)

22. Purchases of Assets of a Business

On 12 December 2001, the Company acquired the net assets of Cemplank, Inc., primarily fibre cement equipment, for US$40.8 million in cash. The acquisition was accounted for under the purchase method of accounting and, accordingly, the consolidated statements of income include the results of operations arising from these net assets beginning 12 December 2001. The pro forma effect on the results of operations for fiscal year 2002 is not material to the Company's consolidated financial statements.

23. Shareholders' Equity

On 5 November 2003, the Company converted its common stock par value from Euro dollar 0.64 to Euro dollar 0.73. This resulted in an increase in common stock and a decrease in additional paid-in capital of US$48.4 million. Simultaneously, the Company returned capital of Euro dollar 0.1305 per share to shareholders in the amount of US$68.7 million. Effectively, the return of capital decreased the par value of common stock to Euro dollar 0.5995. The Company then converted its common stock par value from Euro dollar 0.5995 to Euro dollar 0.59. This resulted in a decrease in common stock and an increase in additional paid-in capital of US$5.0 million.

On 1 November 2002, the Company converted its common stock par value from Euro 0.50 to Euro 0.85. This resulted in an increase in common stock and a decrease in additional paid-in capital of US$157.9 million. Simultaneously, the Company returned capital to shareholders in the amount of US$94.8 million. Effectively, the return of capital decreased the par value of common stock to Euro 0.64.

In fiscal year 2002, the Company completed the 2001 Reorganisation whereby the Company issued common shares represented by CUFS on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL. Also in fiscal year 2002, the Company returned capital to shareholders in the amount of US$22.5 million.

24. Remuneration of Directors

Income paid or payable, or otherwise made available by the Company and related parties to Directors of the Company in connection with the management of affairs of the Company totalled US$11.5 million and US$10.6 million for the years ended 31 March 2004 and 2003, respectively.

Remuneration for non-executive Directors comprises fees for attendance at meetings of the Board of Directors and its sub-committees. Remuneration for the executive Director is determined on the same basis as for other executives as described in Note 25 below.

25. Remuneration of Executives

Remuneration received or receivable from the Company by all executives (including Directors) whose remuneration was at least US$100,000 was US$13.4 million and US$10.4 million for the years ended 31 March 2004 and 2003, respectively. Remuneration for each executive includes salary, incentives, superannuation, stock options, retirement and termination payments, motor vehicles, fringe benefits, tax and other benefits.

The number of such executives within the specified bands are as follows:

(US dollars)	31 March	
Range starting at:	**2004**	2003
$270,000	**–**	1
$330,000	**–**	2
$340,000	**–**	1
$370,000	**2**	1
$430,000	**1**	–
$440,000	**–**	–
$460,000	**1**	1
$480,000	**–**	1
$530,000	**2**	–
$630,000	**1**	–
$660,000	**1**	–
$710,000	**–**	1
$770,000	**–**	1
$850,000	**1**	–
$930,000	**1**	1
$1,070,000	**1**	–
$1,270,000	**–**	1
$1,390,000	**2**	1
$3,189,000	**1**	1
	14	13

An executive is defined as the Chief Executive Officer, members of the Group Management Team, General Managers of Business Units and Company Secretaries of JHI NV.

Remuneration is determined on the basis of the cost of the remuneration to the Company, but excludes insurance premiums paid by the Company in respect of directors' and officers' liability insurance contracts.

Options and shares issued to executives under the Executive Share Purchase Plan are valued using the Black-Scholes model and the fair value of options granted is included in remuneration.

26. Remuneration of Auditors

Remuneration to PricewaterhouseCoopers for services provided for 2004 and 2003 were as follows:

Audit Fees

The aggregate fees for professional services rendered by PricewaterhouseCoopers during the years ended 31 March 2004, 2003 and 2002 were US$1.2 million, US$1.1 million and US$0.8 million, respectively. Professional services include the audit of the Company's annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

Audit Related Fees

The aggregate fees billed for assurance and related services rendered by PricewaterhouseCoopers during the years ended 31 March 2004, 2003 and 2002 were US$0.1 million, US$0.6 million and US$2.5 million, respectively. Included in the 31 March 2002 audit related fees is a US$2.3 million charge for professional services performed in relation to the 2001 Reorganisation. All other audit related fees are for accounting consultations and audits in connection with disposals of businesses and employee benefit plan audits.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning services rendered by PricewaterhouseCoopers during the years ended 31 March 2004, 2003 and 2002 were US$3.5 million, US$3.4 million and US$1.0 million, respectively.

All Other Fees

In addition to the fees described above, the Company incurred minor fees from PricewaterhouseCoopers related to the purchase and use of software.

27. Related Party Transactions

Directors

The names of persons who were Directors of JHI NV at any time during the financial year are disclosed in the Directors' Report on page 55.

Remuneration and Retirement Benefits

Information on remuneration of Directors and Directors retirement benefits are disclosed in the Directors' Report on page 59.

JHI NV Directors' Securities Transactions

The Company's Directors and their director-related entities held an aggregate of 9,170,726 ordinary shares and 8,951,955 ordinary shares at 31 March 2004 and 2003, respectively, and 3,782,775 options and 3,774,000 options at 31 March 2004 and 2003, respectively.

Supervisory Board members on 22 August 2003 participated in an allotment of 20,791 shares at A$7.52 per share under the terms of the Supervisory Board Share Plan which was approved by JHI NV shareholders on 19 July 2002. Directors' allocations were as follows:

Director	Shares Allotted
AG McGregor	1,260
MR Brown	1,260
MJ Gillfillan	1,260
DG McGauchie	1,743
JRH Loudon	1,839
M Hellicar	2,225
PS Cameron	5,602
GJ Clark	5,602
Total	20,791

Managing Board Director PD Macdonald purchased a total of 167,600 JHI NV shares, 164,000 shares in November 2003 and 3,600 shares in March 2004.

The capital return paid by JHI NV on 19 November 2003 and JHI NV dividends paid 16 December 2003 and 2 July 2003 to Directors and their related entities were on the same terms and conditions that applied to other holders.

Existing Loans to the Company's Directors and Directors of James Hardie Subsidiaries

At 31 March 2004 and 2003, loans totalling US$167,635 and US$197,130, respectively, were outstanding from Directors of JHI NV and its subsidiaries under the terms and conditions of the Executive Share Purchase Plan (the "Plan"). Loans under the Plan are interest free and repayable from dividend income earned by or capital returns from securities acquired under the Plan. The loans are collateralised by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.

During fiscal years 2004 and 2003, repayments totalling US$22,693 and US$95,239, respectively, were received in respect of the Plan from AT Kneeshaw, PD Macdonald, PG Morley and DAJ Salter. During fiscal years 2004 and 2003, Directors resigned with loans outstanding totalling US$26,204 and US$201,840, respectively, at the date of their resignation. These amounts are repayable within two years under the terms of the Plan.

Payments Made to Directors and Director Related Entities of the Company's Subsidiaries During the Year

Payments of US$13,240 and US$11,350 for the years ended 31 March 2004 and 2003, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr. JJ Vella was a director of a number of the Company's subsidiaries. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Payments of US$111,705 and US$164,056 for the years ended 31 March 2004 and 2003, respectively, were made to Pether and Associates Pty Ltd, technical contractors. JF Pether is a director of a subsidiary of the Company and a director of Pether and Associates Pty Ltd. The payments were in respect of technical services and were negotiated in accordance with usual commercial terms and conditions.

Payments totalling US$845 for the year ended 31 March 2004 were made to R Christensen and T Norman. They are directors of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

The information furnished in the selected quarterly financial data for the years ended 31 March 2004 and 2003 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis.

	Year Ended 31 March 2004 By Quarter				Year Ended 31 March 2003 By Quarter			
(Millions of US dollars)	**First**	**Second**	**Third**	**Fourth**	First	Second	Third	Fourth
Net sales	**$ 241.5**	**$ 251.6**	**$ 237.5**	**$ 251.3**	$ 194.6	$ 202.1	$ 192.6	$ 194.3
Cost of goods sold	**(152.2)**	**(159.2)**	**(150.0)**	**(161.6)**	(126.1)	(128.5)	(121.0)	(117.2)
Gross profit	**89.3**	**92.4**	**87.5**	**89.7**	68.5	73.6	71.6	77.1
Operating income	**48.3**	**47.9**	**41.2**	**34.8**	35.1	35.6	30.2	27.9
Interest expense	**(2.5)**	**(2.8)**	**(3.0)**	**(2.9)**	(4.0)	(3.8)	(13.5)	(2.5)
Interest income	**0.2**	**0.4**	**0.2**	**0.4**	1.1	1.3	1.1	0.4
Other (expense) income, net	**–**	**(3.3)**	**(0.1)**	**6.9**	0.3	(0.2)	–	0.6
Income from continuing operations before income taxes	**46.0**	**42.2**	**38.3**	**39.2**	32.5	32.9	17.8	26.4
Income tax expense	**(13.1)**	**(9.4)**	**(10.0)**	**(7.9)**	(10.1)	(9.9)	(2.8)	(3.3)
Income from continuing operations	**32.9**	**32.8**	**28.3**	**31.3**	22.4	23.0	15.0	23.1
Discontinued operations:								
Income from discontinued operations	**0.2**	**–**	**–**	**–**	1.7	0.5	0.5	0.3
Gain on disposal of discontinued operations	**1.6**	**–**	**1.8**	**0.7**	51.8	1.1	–	31.1
Income from discontinued operations	**1.8**	**–**	**1.8**	**0.7**	53.5	1.6	0.5	31.4
Net income	**$ 34.7**	**$ 32.8**	**$ 30.1**	**$ 32.0**	$ 75.9	$ 24.6	$ 15.5	$ 54.5

Group Statistics

(not forming part of the Consolidated Financial Statements)

(Millions of US dollars)	**2004**	2003	2002	2001	2000
Profit and Loss Account					
Net Sales					
USA Fibre Cement	**$ 738.6**	$ 599.7	$ 444.8	$ 373.0	$ 310.5
Asia Pacific Fibre Cement	**219.8**	174.3	141.7	152.0	185.5
Other Fibre Cement	**23.5**	9.6	4.2	–	–
Segment total	**981.9**	783.6	590.7	525.0	496.0
General Corporate	**–**	–	1.0	1.3	2.0
Worldwide total	**$ 981.9**	$ 783.6	$ 591.7	$ 526.3	$ 498.0
Operating Income					
USA Fibre Cement	**$ 195.6**	$ 155.1	$ 85.8	$ 73.5	$ 72.3
Asia Pacific Fibre Cement	**37.6**	27.3	20.9	3.6	18.1
Research and Development	**(17.6)**	(13.0)	(10.0)	(6.5)	(11.3)
Other Fibre Cement	**(15.9)**	(10.7)	(8.9)	(3.7)	–
Eliminate intercompany transactions	**–**	–	–	1.7	2.3
Segments total	**199.7**	158.7	87.8	68.6	81.4
General Corporate	**(27.5)**	(29.9)	(41.0)	(28.1)	(22.6)
Total operating income	**172.2**	128.8	46.8	40.5	58.8
Net interest expense	**(10.0)**	(19.9)	(16.0)	(13.2)	(20.5)
Other income (expense), net	**3.5**	0.7	(0.4)	1.6	(1.6)
Income from continuing operations before income taxes	**165.7**	109.6	30.4	28.9	36.7
Income tax (expense) benefit	**(40.4)**	(26.1)	(3.1)	0.6	(13.0)
Income from continuing operations	**$ 125.3**	$ 83.5	$ 27.3	$ 29.5	$ 23.7
Dividends paid	**$ 22.9**	$ 34.3	$ 20.3	$ 43.0	$ 42.0
Balance Sheet					
Net current assets	**$ 195.9**	$ 159.4	$ 115.1	$ 84.9	$ 180.3
Total assets	**971.2**	851.8	968.0	969.0	1,018.6
Long-term debt	**147.4**	165.0	325.0	357.3	346.5
Shareholders' equity	**$ 504.7**	$ 434.7	$ 370.7	$ 281.1	$ 244.7
Other Statistics					
Number of employees:					
USA Fibre Cement	**1,722**	1,500	1,177	1,140	858
Asia Pacific Fibre Cement	**955**	931	977	1,109	1,235
Research and Development	**117**	107	51	58	67
Other Fibre Cement	**245**	283	109	87	–
Corporate	**34**	34	34	57	80
Total from continuing operations	**3,073**	2,855	2,348	2,451	2,240
Number of shareholders	**22,600**	21,688	22,259	21,484	19,302
Weighted average number of common shares outstanding:					
Basic	**458.1**	456.7	438.4	409.6	407.0
Diluted	**461.4**	459.4	440.4	409.6	407.0
Capital expenditures[1]	**74.1**	90.2	50.8	114.7	44.1
Depreciation and amortisation[2]	**36.4**	27.4	23.5	20.6	20.8
Dividends paid per share[3]	**5.0¢**	7.5¢	4.6¢	10.4¢	10.3¢
Return of capital per share[4]	**15.0¢**	20.0¢	5.0¢	–	–
Basic earnings per share – continuing operations[5]	**27.4¢**	18.3¢	6.2¢	7.2¢	5.8¢
Diluted earnings per share – continuing operations[6]	**27.2¢**	18.2¢	6.2¢	7.2¢	5.8¢
Gearing ratio[7]	**17.0%**	21.4%	44.7%	56.1%	48.8%

Notes:

1 Capital investment on property, plant and equipment includes both cash and credit purchases, and is for continuing operations only.

2 Information for depreciation and amortisation is for continuing operations only.

3 Dividends paid divided by the weighted average number of ordinary and employee shares on issue during the year.

4 On 19 November 2003, the Company paid a capital return of $0.15 per share to shareholders for a total of $68.7 million. On 1 November 2002, the Company paid a capital return of $0.20 per share to shareholders for a total of $94.8 million.

5 Net income divided by the weighted average number of ordinary and employee shares on issue during the year.

6 Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued.

7 Borrowings less cash (net debt) divided by net debt plus total shareholders' equity.

Share/CUFS Information

James Hardie Industries NV voting rights:
As of 31 May 2004 James Hardie Industries NV had on issue 458,681,482 CHESS Units of Foreign Securities (CUFS) issued over 458,681,482 ordinary shares held by CHESS Depositary Nominees Pty Ltd (CDN) on behalf of 21,832 CUFS holders. Each ordinary share carries the right to one vote. CUFS holders can direct CDN how to vote the ordinary shares on a one vote per CUFS basis. Options carry no voting rights.

James Hardie Industries NV distribution schedule as at 31 May 2004:

	CUFS		**Options**	
Size of Holding	Holders	Holdings	Holders	Holdings
1-1,000	7,772	4,165,234	0	0
1,001-5,000	10,505	25,873,264	6	24,750
5,001-10,000	2,120	14,921,565	19	130,302
10,001 - 100,000	1,308	28,078,193	117	4,338,848
100,001 and over	128	385,643,226	31	13,036,441
Totals	21,832	458,681,482	173	17,530,341

In the 1-1,000 range 228 CUFS holders held less than a marketable parcel.

James Hardie Industries NV substantial CUFS holders as at 31 May 2004:
Holdings shown below are as disclosed in substantial holding notices lodged with the Australian Stock Exchange Ltd.

Name	CUFS	Date of notice	%
Commonwealth Bank of Australia and its subsidiaries	68,968,946	21 May 2004	15.04
Schroder Investment Management Australia Ltd	39,835,741	6 April 2004	8.69
Lazard Asset Management Pacific Co	24,505,916	1 April 2004	5.34
National Australia Bank Ltd Group	23,060,940	25 May 2004	5.03

James Hardie Industries NV 20 largest CUFS holders and their holdings as at 31 May 2004:

Name	Note	CUFS Number	%	Position
JP Morgan Nominees Australia Ltd	1	90,319,394	19.69	1
Citicorp Nominees Pty Ltd	1	77,819,845	16.97	2
Westpac Custodian Nominees Ltd	1	62,778,734	13.69	3
National Nominees Ltd	1	56,401,921	12.30	4
Cogent Nominees Pty Ltd		12,813,825	2.79	5
Queensland Investment Corporation		6,473,090	1.41	6
ANZ Nominees Ltd		6,416,694	1.40	7
Australian Foundation Investment Company Ltd		5,660,404	1.23	8
Madingley Nominees Pty Ltd		5,121,200	1.12	9
AMP Life Ltd		3,770,451	0.82	10
Millenium Pty Ltd		3,400,500	0.74	11
Sherwood House Nominees Pty Ltd		3,310,250	0.72	12
Raasay Pty Ltd		3,220,268	0.70	13
Health Super Pty Ltd		3,167,289	0.69	14
IAG Nominees Pty Ltd		3,055,456	0.67	15
Argo Investments Ltd		2,800,000	0.61	16
Government Superannuation Office		2,386,104	0.52	17
HSBC Custody Nominees (Australia) Ltd		2,337,498	0.51	18
HGM Pastoral Pty Ltd		2,115,236	0.46	19
RBC Global Services Australia Nominees Pty Ltd		2,098,336	0.46	20
Totals		355,466,495	77.50	

[1] Entities which hold interests in the CUFS solely as a nominee or trustee for another person may have those interests disregarded for the purposes of the takeover and substantial share/CUFS holder provisions contained in the Articles of Association of the Company. Those nominees may hold CUFS for holders which include the substantial shareholders named above.

James Hardie Industries NV share/CUFS buy-back
James Hardie Industries NV does not have a current on-market buy-back program at 31 May 2004.

James Hardie Industries NV options

Options changes during the period 1 April 2004 and 31 May 2004

Range of Exercise Prices A$	Number of options outstanding at 31 March 2004	Options cancelled 1 April to 31 May	Options exercised for equal number of shares/CUFS 1 April to 31 May	Number of options outstanding at 31 May 2004
$3.0921	1,404,712		27,635	1,377,077
$3.1321	578,500		20,087	558,413
$3.1821	1,200,000			1,200,000
$4.7621	624,000			624,000
$5.0586	2,666,587	17,070	75,324	2,574,193
$5.7086	1,950,000			1,950,000
$6.449	3,478,325	89,250		3,389,075
$7.05	6,076,583	219,000		5,857,583
Totals	17,978,707	325,320	123,046	17,530,341

No options were granted during the period 1 April 2004 to 31 May 2004

James Hardie Industries NV takeover regime

The Articles of Association of James Hardie Industries NV (JHI NV) include takeover provisions which seek to reproduce the takeover regime established by the Corporations Act 2001 (*the Australian Takeovers Code*) in a more limited form. The purpose of these provisions is to ensure that the Eggleston principles, which underpin the Australian Takeovers Code, are complied with if a substantial interest is acquired in JHI NV.

In addition to a takeover bid made in accordance with JHI NV Articles of Association, a merger (which is similar to a Corporations Act 2001 scheme of arrangement) may also be effected under Dutch law.

(a) Outline of the JHI NV takeover regime

The takeover regime contained in the JHI NV Articles of Association prohibits a person from holding JHI NV shares if, because of an acquisition of a relevant interest by any person in that share:

(i) the number of JHI NV shares in which any person (including the holder) directly or indirectly acquires a relevant interest increases from 20% or below to over 20%, or increases from a starting a starting point that is above 20% and below 90%, of the issued and the outstanding share capital of JHI NV; or

(ii) the voting rights which any person (including the holder) directly or indirectly is entitled to exercise at a general meeting of shareholders increases from 20% or below to over 20%, or increases from a starting point that is above 20% and below 90%, of the total number of such voting rights which may be exercised by any person at a general meeting of shareholders.

The prohibition is subject to various exceptions set out in the Articles, which include acquisitions that result from acceptance of offers under a takeover bid, various prescribed on-market transactions, acquisitions which result in a person's voting power increasing by not more 3% in a 6 month period, acquisitions which have received approval by the general meeting or by the Supervisory Board in certain circumstances, and acquisitions through operation of law. As specified in the Articles of Association, certain nominee and trust holdings are also disregarded when considering the applicable thresholds.

(b) Takeover bids

A "takeover bid" for the purposes outlined above is a bid for JHI NV shares or JHI NV CUFS that complies with the Eggleston Principles as well as other takeover principles set out in the Articles of Association at all relevant times.

The takeover principles are taken to be satisfied if a bid is made in compliance, so far as practical, at all relevant times with the procedures for conducting off market bids under Part 6.4, 6.5, 6.6 and 6.8 of the Corporations Act 2001. Any requirement under those provisions for a document to be lodged with ASIC being taken to be satisfied if the document filed with ASX instead.

In response to receiving a takeover bid, JHI NV must give all holders of the Bid Securities a document which is analogous to a target's statement under the Australian Takeovers Code.

(c) Enforcement

If the prohibition outlined above is breached, JHI NV has several powers available to it under the Articles of Association to enforce the breach. These include powers to require the disposal of JHI NV shares, disregard the exercise of votes and suspended dividend rights.

The Supervisory Board may cause JHI NV to exercise these powers only if it has first obtained a ruling from a court of competent jurisdiction that a breach of the prohibition has occurred and is occurring. Alternatively, these powers may be exercised without having recourse to the court if the company receives advice to the effect from a senior corporate barrister or solicitor where the bidder has the right to make submissions. The company's right to exercise these powers by complying with these procedures must be renewed by shareholder approval every 5 years or they lapse.

(d) Substantial Shareholder Notices

The Articles of Association of JHI NV also replicate the substantial shareholder notice provisions contained in the Australian Takeovers Code. Those provisions apply where the votes attached to the shares in which the person has a relevant interest is equal to 5% or more of the total number of votes attaching to all JHI NV shares or CUFS (a **substantial holding**) and require the holder to advise the Company and the Australian Stock Exchange of certain information if that person obtains or ceases to have a substantial holding, if that person has a substantial holding and there is a movement of at least 1% in their holding or if that person makes a take-over bid for the securities of JHI NV.

As with the takeover bid thresholds, certain nominee and trustee holdings can be disregarded when considering whether a substantial shareholder notification requirement applies.

(e) Tracing of beneficial interests

The Articles of Association also include a provision analogous to that found in the Corporations Act 2001 that gives JHI NV the power to require the holder of a JHI NV share or JHI NV CUFS to give the company (or procure any relevant person to give to the company) within 2 business days after receiving the notice a statement in writing setting out certain prescribed details relating to the holder's relevant interest.

Major announcements

James Hardie informs the Australian Stock Exchange (ASX) and the Securities Exchange Commission (SEC) of anything that might affect the company's share price. As soon as possible after we receive acknowledgement from the ASX, we post announcements on our website. Following is a list of the major announcements made during our 2004 financial year. A complete list is available on our website at www.jameshardie.com (select *Investor Relations*, then *News*).

Calendar 2003

15 May	4th Quarter Results: James Hardie announces a 59% increase in operating profit from continuing operations of US$23.4 million for the three months ended 31 March 2003. Operating profit for the full year was up 202% to US$85.4 million.
13 June	James Hardie announces that the company's dividend of US 2.5 cents per share announced on 15 May 2003 converts to 3.76 Australian cents per CUFS.
2 July	James Hardie announces that two new independent directors will stand for election to the board of James Hardie Industries NV at the Annual General Meeting to be held in August 2003. The candidates are Mr Peter Cameron and Mr Donald McGauchie.
30 July	James Hardie announces plans to spend more than US$100 million to expand the production capacity and research and development capabilities of its USA fibre cement business.
12 August	1st Quarter Results: James Hardie announces a 47% increase in 1st quarter operating profit from continuing operations to US$32.9 million for the three months ended 30 June 2003.
8 September	James Hardie announces that John D Barr has joined the company's Board as an independent, non-executive director.
29 October	In response to a statement issued by The Medical Research and Compensation Foundation that its funding may be insufficient to meet all future asbestos claims if current trends continue, James Hardie stated that the possible asbestos funding shortfall suggests significant change in claims.
13 November	2nd Quarter and Half-Year Results: James Hardie announces a 43% increase in 2nd quarter operating profit from continuing operations to US$32.8 million for the three months ended 30 September 2003.

Calendar 2004

11 February	James Hardie announces that Mr Peter Shafron will take over the role of Chief Financial Officer for the company at the end of May 2004, when the current CFO, Mr Phillip Morley, retires.
12 February	3rd Quarter Results: James Hardie announces an 89% increase in 3rd quarter operating profit from continuing operations to US$28.3 million for the three months ended 31 December 2003.
25 February	James Hardie welcomes the announcement by the NSW Premier of a Special Commission of Inquiry into the establishment of the Medical Research and Compensation Foundation (MRCF) but is concerned that the terms of reference will fail to examine the impacts of the alleged blow-out in asbestos liability claims on all parties, including the NSW Government.

Forward-looking Statements

This Annual Report contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in laws; dependence on senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; risks of conducting business internationally; changes in tax laws and treatment; and foreign exchange risk. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Information for security holders

Annual Meeting

The Annual Information Meeting for James Hardie Industries NV will be held at 11.00am on Wednesday, 15 September 2004 in Ballrooms 3 & 4 of The Westin Sydney, No1 Martin Place, Sydney, NSW Australia.

The Annual General Meeting for James Hardie Industries NV will be held at 9.00am on Friday, 17 September 2004 at Atrium 04-07, Strawinskylaan 3077, 1077ZX, Amsterdam, The Netherlands.

Calendar 2004*

31 Mar	End of JHI NV Financial Year (FY) 2004
13 May	FY2004 Quarter 4 & Full Year results and dividend announcement and management presentation
10 Jun	Record date for dividend to be paid on 1 July 2004
11 Jun	Announcement of dividend in Australian currency equivalent
1 Jul	Dividend payment date for share/CUFS holders
6 Jul	2004 Annual Report released
10 Aug	FY2005 Quarter 1 results announcement and management presentation
15 Sept	Annual Information Meeting, Sydney
15 Sept	Direction Forms close 5pm Sydney time for Annual General Meeting
17 Sept	Annual General Meeting, Amsterdam
11 Nov	FY2005 Quarter 2 results announcement and management presentation

Calendar 2005*

10 Feb	FY2005 Quarter 3 results announcement and management presentation
31 Mar	End of JHI NV Financial Year 2005
12 May	FY2005 Quarter 4 & Full Year results and management presentation

*Future dates are indicative only and may be subject to change

Stock Exchange Listings

James Hardie Industries NV's securities are listed on the Australian and New York Stock Exchanges.

Australia: Australian Stock Exchange Limited



James Hardie Industries NV shares are listed on the Australian Stock Exchange Ltd (ASX) in the form of CHESS Units of Foreign Securities (or CUFS). CUFS represent beneficial ownership of JHI NV shares, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd. JHI NV CUFS trade under the code JHX.

New York: New York Stock Exchange Inc


JHX
LISTED
NYSE

In the United States, five JHI NV CUFS equal one Bank of New York-issued American Depositary Receipt (or ADR) and trade on the New York Stock Exchange under the code JHX.

All enquiries and correspondence regarding ADRs should be referred to The Bank of New York, which can be contacted via the website: www.adrbny.com or contact:

The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258
Telephone within USA: 1-888-BNY-ADRs
Telephone outside USA: 610-382-7836
Email: shareowners@bankofny.com

Share/CUFS registry

JHI NV's registry is managed by Computershare Investor Services Pty Limited. All enquiries and correspondence regarding holdings should be directed to:

Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street, Sydney NSW 2000, Australia
or GPO Box 7045, Sydney NSW 2001, Australia
Telephone within Australia: 1300 855 080
Telephone outside Australia: (61 3) 9415 4000
Facsimile: (61 2) 8234 5050
Email: web.queries@computershare.com.au
Website: www.computershare.com

Payment of dividends and other cash distributions to share/CUFS holders

Dividends and other cash distributions can be paid by cheque or by electronic funds transfer to an Australian bank account. To participate in the electronic service, contact Computershare at the above address.

Dutch withholding tax

Dividends paid by JHI NV are subject to Dutch withholding tax requirements. Further information is available on our website at www.jameshardie.com under Investor Relations (select Shareholder Services, then Tax Information).

Disclosure

In recent years, James Hardie has pioneered or been at the forefront of a range of initiatives to improve its disclosure. These include:

- quarterly results and management presentations
- the use of webcasting and conference call facilities that make quarterly results available to all security holders
- extensive disclosure of financial results as well as detailed explanations about the key performance drivers
- immediate postings on our website of announcements, results and information about other material events.

Along with these announcements, the Investor Relations website at www.jameshardie.com contains media releases, results briefings with webcasts, management presentations, newsletters and past Annual Reports. There are also areas where visitors can register to receive email alerts of key events or announcements. Our formal Disclosure Policy is contained in the Corporate Governance section.

Recognition


AWARDS
2003
WINNER

The quality of James Hardie's Investor Relations program was recognised at the annual Investor Relations Magazine Australia Awards, announced in Sydney in September 2003.

James Hardie won a record seven awards, including the Grand Prix for Best Overall Investor Relations by an ASX-100 Company, for the second year in a row. Other awards included Grand Prix for Best Overall Investor Relations; Best Communication of Shareholder Value; Best On-going Management of Continuous Disclosure; Best Investment Community Meetings; Best Corporate Literature; and Best Use of the Internet for Investor Relations.

In addition, the company's 2003 Annual Report was awarded a Gold Award at the annual Australasian Reporting Awards announced in Sydney in May 2004. We were also a joint winner of the ARA's Continuous Disclosure Award.

Annual Report

All security holders are entitled to receive a copy of the Annual Report. If you do not require the Annual Report, or you receive more copies than you require, please notify Computershare at the address above.

The Annual Report sections can also be read and downloaded from the Investor Relations area of our website at www.jameshardie.com

Addresses

Investor Relations
Level 3, 22 Pitt Street,
Sydney NSW 2000, Australia

Steve Ashe
Phone: (+61 2) 8274 5246
Facsimile: (+61 2) 8274 5218
Email: investor.relations@jameshardie.com.au
Website: www.jameshardie.com, select Investor Relations

Operational Headquarters
26300 La Alameda, Suite 100
Mission Viejo, CA 92691 USA
Telephone: (+1 949) 348 1800
Facsimile: (+1 949) 348 4534

Treasury and Registered Office
Level 4, Atrium 04-07
Strawinskylaan 3077,
1077 ZX Amsterdam, The Netherlands

Company Secretary: Mr Pim Vlot

Telephone: (+ 31 20) 301 2989
Facsimile: (+ 31 20) 404 2544

Australian Registered Office
Level 3, 22 Pitt Street
Sydney NSW 2000, Australia

Alan Kneeshaw
Telephone (+61 2) 8274 5274
Fax (+61 2) 8274 5217

Place of Incorporation

James Hardie Industries NV, ARBN 097 829 895, is incorporated in The Netherlands with its corporate seat in Amsterdam. The liability of members is limited.

Independent Auditors

PricewaterhouseCoopers LLP
Los Angeles, California, USA

Institutional shareholdings by region (%)


54.11% Australian & NZ Institutions
5.76% Asian Institutions
6.32% North American Institutions
9.75% UK & European Institutions
2.11% Private Investors
21.95% Other

Shareholders by size of holding (%)


35.63% 0-1,000
48.05% 1,001-5,000
9.76% 5,001-10,000
5.99% 10,001-100,000
0.57% 100,001+

Shareholders by region (%)


95.72% Australia
4.28% Other

Other includes:

New Zealand	3.38%
UK	0.32%
USA	0.29%
Other	0.29%

™ and ® denote a trademark or registered mark owned by James Hardie International Finance BV

This report is printed on an environmentally responsible paper manufactured under environmental management systems ISO14001 and EMAS 2 using Elemental Chlorine Free (ECF) pulp sourced from sustainable, well managed forests.

Cover photo by Karl Schwerdtfeger

Page 2: photo of house with Linea® weatherboards by Murray Irwin, Mannering and Associates, NZ

Page 4: photo of the Western Australian Police Academy by Russell Barton

Page 6: *photo of PrimeLine® Summit weatherboards* by Jackie Dean Photographics

Pages 8, 20, and 26: Linea® weatherboard projects © Stephen Roke

Page 20: Photograph of Airia Apartments, Sydney (main photo) © Brett Boardman

Page 42: Hardiplank® Smooth siding on the Marriott Summet, Utah; Builder - Jacobson Construction; Architect - Cooper, Johnson, Smith Architects, Inc.

DESIGN AND PRODUCTION BY SPATCHURST
www.spatchurst.com.au



Cover: Sydney firm Tanner Architects used HardiPanel™ Compressed Sheets to create this dramatic feature wall in the lobby and atrium they designed as part of the award-winning refurbishment of the Bushell's Building in Sydney, NSW.



Australia
10 Colquhoun Street
Rosehill, 2142, NSW, Australia
Facsimile 1800 818 819
www.jameshardie.com.au
Ask James Hardie™
CustomerLink® Service Centre
Telephone 13 1103

Chile
Ave. Los Boldos 620
Parque Industrial Valle Grande
Lampa, Santiago, Chile
Telephone (562) 738-5131
Facsimile (562) 738-5133
www.jameshardie.cl
Customer Service 600 5427343

Europe
Atrium 04-07, Strawinskylaan 3077
1077zx Amsterdam, Netherlands
Telephone +31 (0) 20 301 6750
Facsimile +31 (0) 20 642 5357
www.jameshardieeu.com
Customer Toll Free Service Help Line within UK - 0800 068 3103
Customer Toll Free Service Help Line within France - 0800 903 069

FRC Pipes
46 Randle Road
Meeandah, 4008
Queensland, Australia
Telephone 1800 659 850
Facsimile 1800 639 908
www.jameshardie.com.au

Hardie® Pipe
811 S. Woodrow Wilson Street
Plant City, FL 33567-4945
United States of America
Telephone (1 813) 707 5300
Facsimile (1 813) 759 2582
www.hardiepipe.com

New Zealand
50 O'Rorke Road
Penrose, Auckland
New Zealand
Telephone (64 9) 579 9919
Facsimile (64 9) 525 4810
www.jameshardie.co.nz
Ask James Hardie™ Helpline
Toll Free 0800 808 868

Philippines
Barangay San Isidro
Cabuyao Laguna, 4025
Philippines
Telephone (63 2) 897 8131
Facsimile (63 2) 895 2994
www.jameshardie.com.ph

USA
26300 La Alameda, Suite 250
Mission Viejo
California 92691
United States of America
Telephone (1 949) 348 1800
Facsimile (1 949) 367 0185
www.jameshardie.com
Customer Service 1 (866) 4HARDIE